SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

DONNELLY CORPORATION
(Name of Issuer)

Class A Common Stock, $0.10 par value
(Title of Class of Securities)

257870 10 5
(CUSIP Number)

J. Dwane Baumgardner
49 West Third Street
Holland, Michigan 49423-2813
(Name, Address and telephone Number of Person Authorized to
Receive Notices and Communications)

With Copies to:
Daniel C. Molhoek
Varnum, Riddering, Schmidt & Howlett, LLP
P. O. Box 352
Grand Rapids, Michigan 49501-0352
(616) 336-6908

June 25, 2002
(Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [    ]

        Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continues on the following pages)

(Page 1 of 57 Pages)

CUSIP NO. 257870 10 5	13D	Page 2 of 57

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Louise Hohmann McNeive, Co-Trustee of the Louise Hohmann McNeive Living Trust under agreement dated July 3, 1991
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). [ ]
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 28,120 shares of Class A Common Stock
	8	Shared Voting Power 341,354 shares of Class A Common Stock
	9	Sole Dispositive Power 28,120 shares of Class A Common Stock
	10	Shared Dispositive Power 341,354
11	Aggregate Amount Beneficially Owned by Each Reporting Person 369,474 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (9) 5.2% of the Class A Common Stock
14	Type of Reporting Person (See Instructions) IN-Trustee OO-Trust

CUSIP NO. 257870 10 5	13D	Page 3 of 57

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Gerald T. McNeive, Jr., Co-Trustee of the Louise Hohmann McNeive Living Trust under agreement dated July 3, 1991
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). [ ]
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power N/A
	8	Shared Voting Power 369,474 shares of Class A Common Stock
	9	Sole Dispositive Power N/A
	10	Shared Dispositive Power 369,474 shares of Class A Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 369,474 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (9) 5.2% of the Class A Common Stock
14	Type of Reporting Person (See Instructions) IN-Trustee OO-Trust

CUSIP NO. 257870 10 5	13D	Page 4 of 57

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
Jane H. Krahmer, Co-Trustee of the Jane H. Krahmer 1999 Revocable Trust under agreement dated March 31, 1999, the Charles A. Krahmer 1999 Revocable Trust under agreement dated March 31, 1999, and the Charles and Jane Krahmer Family Trust under agreement dated March 31, 1999

2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). [ ]
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power N/A
	8	Shared Voting Power 475,432 shares of Class A Common Stock
	9	Sole Dispositive Power N/A
	10	Shared Dispositive Power 475,432 shares of Class A Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 475,432 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (9) 6.7% of the Class A Common Stock
14	Type of Reporting Person (See Instructions) IN-Trustee OO-Trust

CUSIP NO. 257870 10 5	13D	Page 5 of 57

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
Charles A. Krahmer, Co-Trustee of the Jane H. Krahmer 1999 Revocable Trust under agreement dated March 31, 1999, the Charles A. Krahmer 1999 Revocable Trust under agreement dated March 31, 1999, and the Charles and Jane Krahmer Family Trust under agreement dated March 31, 1999

2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). [ ]
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power N/A
	8	Shared Voting Power 475,432 shares of Class A Common Stock
	9	Sole Dispositive Power N/A
	10	Shared Dispositive Power 475,432 shares of Class A Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 475,432 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (9) 6.7% of the Class A Common Stock
14	Type of Reporting Person (See Instructions) IN-Trustee OO-Trust

CUSIP NO. 257870 10 5	13D	Page 6 of 57

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Anne H. Copps, Trustee of the Anne H. Copps Trust under agreement dated April 9, 1992
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). [ ]
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 384,009 shares of Class A Common Stock
	8	Shared Voting Power 153,127 shares of Class A Common Stock
	9	Sole Dispositive Power 230,882 shares of Class A Common Stock
	10	Shared Dispositive Power N/A
11	Aggregate Amount Beneficially Owned by Each Reporting Person 384,009 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (9) 5.4% of the Class A Common Stock
14	Type of Reporting Person (See Instructions) IN-Trustee OO-Trust

CUSIP NO. 257870 10 5	13D	Page 7 of 57

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Thomas H. Copps
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). [ ]
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 66,480 shares of Class A Common Stock
	8	Shared Voting Power 66,480 shares of Class A Common Stock
	9	Sole Dispositive Power 66,480 shares of Class A Common Stock
	10	Shared Dispositive Power N/A
11	Aggregate Amount Beneficially Owned by Each Reporting Person 66,480 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (9) 1.0% of the Class A Common Stock
14	Type of Reporting Person (See Instructions) IN

CUSIP NO. 257870 10 5	13D	Page 8 of 57

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Catherine A. Copps-Heldt
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). [ ]
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 86,647 shares of Class A Common Stock
	8	Shared Voting Power 88,317 shares of Class A Common Stock
	9	Sole Dispositive Power 86,647 shares of Class A Common Stock
	10	Shared Dispositive Power 1,670 shares of Class A Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 88,317 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (9) 1.3% of the Class A Common Stock
14	Type of Reporting Person (See Instructions) IN

CUSIP NO. 257870 10 5	13D	Page 9 of 57

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
Huntington National Bank, Successor Trustee of the Bernard P. Donnelly Trust under agreement dated January 24, 1975, of the Virginia N. Donnelly Trust under agreement dated January 12, 1979, and of the Bernard and Virginia Donnelly Trust under agreement dated November 16, 1993

2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). [ ]
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 305,493 shares of Class A Common Stock
	8	Shared Voting Power N/A
	9	Sole Dispositive Power 305,493 shares of Class A Common Stock
	10	Shared Dispositive Power N/A
11	Aggregate Amount Beneficially Owned by Each Reporting Person 305,493 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (9) 4.3% of the Class A Common Stock
14	Type of Reporting Person (See Instructions) BK-Trustee OO-Trust

CUSIP NO. 257870 10 5	13D	Page 10 of 57

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Moira Donnelly
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). [ ]
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 120,068 shares of Class A Common Stock
	8	Shared Voting Power 120,068 shares of Class A Common Stock
	9	Sole Dispositive Power 120,068 shares of Class A Common Stock
	10	Shared Dispositive Power N/A
11	Aggregate Amount Beneficially Owned by Each Reporting Person 120,068 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (9) 1.8% of the Class A Common Stock
14	Type of Reporting Person (See Instructions) IN

CUSIP NO. 257870 10 5	13D	Page 11 of 57

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Monica Donnelly
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). [ ]
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 119,375 shares of Class A Common Stock
	8	Shared Voting Power 119,375 shares of Class A Common Stock
	9	Sole Dispositive Power 119,375 shares of Class A Common Stock
	10	Shared Dispositive Power N/A
11	Aggregate Amount Beneficially Owned by Each Reporting Person 119,375 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (9) 1.7% of the Class A Common Stock
14	Type of Reporting Person (See Instructions) IN

CUSIP NO. 257870 10 5	13D	Page 12 of 57

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Stephen J. Donnelly
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). [ ]
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 147,257 shares of Class A Common Stock
	8	Shared Voting Power 167,257 shares of Class A Common Stock
	9	Sole Dispositive Power 147,257 shares of Class A Common Stock
	10	Shared Dispositive Power 20,000 shares of Class A Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 167,257 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ X ] (See Instructions)
13	Percent of Class Represented by Amount in Row (9) 2.5% of the Class A Common Stock
14	Type of Reporting Person (See Instructions) IN

CUSIP NO. 257870 10 5	13D	Page 13 of 57

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) B. Patrick Donnelly, III
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). [ ]
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 643,897 shares of Class A Common Stock
	8	Shared Voting Power 553,546 shares of Class A Common Stock
	9	Sole Dispositive Power 107,444 shares of Class A Common Stock
	10	Shared Dispositive Power 76,751 shares of Class A Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 660,990 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (9) 9.1% of the Class A Common Stock
14	Type of Reporting Person (See Instructions) IN

CUSIP NO. 257870 10 5	13D	Page 14 of 57

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Judith C. Donnelly
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). [ ]
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 119,038 shares of Class A Common Stock
	8	Shared Voting Power 122,006 shares of Class A Common Stock
	9	Sole Dispositive Power 119,038 shares of Class A Common Stock
	10	Shared Dispositive Power 39,216 shares of Class A Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 158,254 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (9) 2.3% of the Class A Common Stock
14	Type of Reporting Person (See Instructions) IN

CUSIP NO. 257870 10 5	13D	Page 15 of 57

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Michael N. Donnelly
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). [ ]
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 63,353 shares of Class A Common Stock
	8	Shared Voting Power 69,803 shares of Class A Common Stock
	9	Sole Dispositive Power 63,353 shares of Class A Common Stock
	10	Shared Dispositive Power 6,250 shares of Class A Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 69,803 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (9) 1.0% of the Class A Common Stock
14	Type of Reporting Person (See Instructions) IN

CUSIP NO. 257870 10 5	13D	Page 16 of 57

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Fifth-Third Bank, Co-Trustee of the Bernard P. Donnelly Descendants Trust under agreement dated February 3, 1973
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). [ ]
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power N/A
	8	Shared Voting Power 59,658 shares of Class A Common Stock
	9	Sole Dispositive Power N/A
	10	Shared Dispositive Power 59,658 shares of Class A Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 59,658 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (9) 0.9% of the Class A Common Stock
14	Type of Reporting Person (See Instructions) BK-Trustee OO-Trust

CUSIP NO. 257870 10 5	13D	Page 17 of 57

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
Bank One Trust Company, N.A., Trustee of the John F. Donnelly Trust under agreement dated December 18, 1972 and the Margaret Donnelly Martineau Trust under agreement dated February 16, 1973, and Co-Trustee of the John F. Donnelly Residual Trust under agreement dated December 16, 1981.

2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). [ ]
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 659,631 shares of Class A Common Stock
	8	Shared Voting Power 861,191 shares of Class A Common Stock
	9	Sole Dispositive Power 659,631 shares of Class A Common Stock
	10	Shared Dispositive Power 201,560 shares of Class A Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 861,191 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (9) 11.9% of the Class A Common Stock
14	Type of Reporting Person (See Instructions) OO-Trustee OO-Trust

CUSIP NO. 257870 10 5	13D	Page 18 of 57

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Katherine S. Donnelly, Trustee of the Katherine S. Donnelly Trust under agreement dated December 16, 1981
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). [ ]
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,235,290 shares of Class A Common Stock
	8	Shared Voting Power 897,061 shares of Class A Common Stock
	9	Sole Dispositive Power 338,229 shares of Class A Common Stock
	10	Shared Dispositive Power 201,560 shares of Class A Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,235,290 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (9) 16.6% of the Class A Common Stock
14	Type of Reporting Person (See Instructions) IN-Trustee OO-Trust

CUSIP NO. 257870 10 5	13D	Page 19 of 57

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) John F. Donnelly, Jr.
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). [ ]
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 227,790 shares of Class A Common Stock
	8	Shared Voting Power 2,342 shares of Class A Common Stock
	9	Sole Dispositive Power 227,790 shares of Class A Common Stock
	10	Shared Dispositive Power 2,342 shares of Class A Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 230,132 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (9) 3.4% of the Class A Common Stock
14	Type of Reporting Person (See Instructions) IN

CUSIP NO. 257870 10 5	13D	Page 20 of 57

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) M. Susan Donnelly
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). [ ]
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 153,247 shares of Class A Common Stock
	8	Shared Voting Power N/A
	9	Sole Dispositive Power 153,247 shares of Class A Common Stock
	10	Shared Dispositive Power N/A
11	Aggregate Amount Beneficially Owned by Each Reporting Person 153,247 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ X ] (See Instructions)
13	Percent of Class Represented by Amount in Row (9) 2.2% of the Class A Common Stock
14	Type of Reporting Person (See Instructions) IN

CUSIP NO. 257870 10 5	13D	Page 21 of 57

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Joan E. Donnelly
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). [ ]
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 164,535 shares of Class A Common Stock
	8	Shared Voting Power 162,535 shares of Class A Common Stock
	9	Sole Dispositive Power 164,535 shares of Class A Common Stock
	10	Shared Dispositive Power N/A
11	Aggregate Amount Beneficially Owned by Each Reporting Person 164,535 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ X ] (See Instructions)
13	Percent of Class Represented by Amount in Row (9) 2.4% of the Class A Common Stock
14	Type of Reporting Person (See Instructions) IN

CUSIP NO. 257870 10 5	13D	Page 22 of 57

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Thomas E. Leonard
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). [ ]
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 98,340 shares of Class A Common Stock
	8	Shared Voting Power 42,233 shares of Class A Common Stock
	9	Sole Dispositive Power 98,340 shares of Class A Common Stock
	10	Shared Dispositive Power 42,233 shares of Class A Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 140,573 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (9) 2.0% of the Class A Common Stock
14	Type of Reporting Person (See Instructions) IN

CUSIP NO. 257870 10 5	13D	Page 23 of 57

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Fernande M. Pruden
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). [ ]
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 764,280 shares of Class A Common Stock
	8	Shared Voting Power 390,008 shares of Class A Common Stock
	9	Sole Dispositive Power 487,739 shares of Class A Common Stock
	10	Shared Dispositive Power 51,305 shares of Class A Common Stock
11	Aggregate Amount Beneficially Owned by Each Reporting Person 877,747 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (9) 12.1% of the Class A Common Stock
14	Type of Reporting Person (See Instructions) IN

CUSIP NO. 257870 10 5	13D	Page 24 of 57

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Christine Marie Pruden
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). [ ]
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 107,190 shares of Class A Common Stock
	8	Shared Voting Power 107,190 shares of Class A Common Stock
	9	Sole Dispositive Power 107,190 shares of Class A Common Stock
	10	Shared Dispositive Power N/A
11	Aggregate Amount Beneficially Owned by Each Reporting Person 107,190 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (9) 1.6% of the Class A Common Stock
14	Type of Reporting Person (See Instructions) IN

CUSIP NO. 257870 10 5	13D	Page 25 of 57

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Vincent Benjamin Pruden
2	Check the Appropriate Box if a Member of a Group (a) [ ] (See Instructions) (b) [ X ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e). [ ]
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 107,190 shares of Class A Common Stock
	8	Shared Voting Power 107,190 shares of Class A Common Stock
	9	Sole Dispositive Power 107,190 shares of Class A Common Stock
	10	Shared Dispositive Power N/A
11	Aggregate Amount Beneficially Owned by Each Reporting Person 107,190 shares of Class A Common Stock
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ] (See Instructions)
13	Percent of Class Represented by Amount in Row (9) 1.6% of the Class A Common Stock
14	Type of Reporting Person (See Instructions) IN

CUSIP NO. 257870 10 5	13D	Page 26 of 57

Item 1	Security and Company.

This Schedule 13D relates to shares of the Class A Common Stock, par value $0.10 per share (the "Class A Common Stock"), of Donnelly Corporation, a Michigan corporation (the "Company"), whose principal executive offices are located at 49 West Third Street, Holland, Michigan 49423-2813.

Item 2	Identity and Background.

Louise Hohmann McNeive and Gerald T. McNeive, Jr., Co-Trustees of the Louise Hohmann McNeive Living Trust under agreement dated July 3, 1991 (the "McNeive Trust")
(a)	This Schedule 13D is being filed by Louise Hohmann McNeive and Gerald T. McNeive, Jr., Co-Trustees of the McNeive Trust.
(b)	The address of the McNeive Trust and its Co-Trustees is 322 Planthurst Road, St. Louis, Missouri 63119.
(c)	Louise Hohmann McNeive is a private investor working from 322 Planthurst Road, St. Louis, Missouri 63119, and Gerald T. McNeive, Jr. is the Senior Vice President of Finance with Laclede Group, Inc., a natural gas distributor located at 720 Olive Street, St. Louis, Missouri 63101.

Jane H. Krahmer and Charles A. Krahmer, Co-Trustees of the Jane H. Krahmer 1999 Revocable Trust under agreement dated March 31, 1999 (the "J. Krahmer Trust"), the Charles A. Krahmer 1999 Revocable Trust under agreement dated March 31, 1999 (the "C. Krahmer Trust"), and the Charles and Jane Krahmer Family Trust under agreement dated March 31, 1999 (the "Krahmer Family Trust")

(a)	This Schedule 13D is being filed by Jane H. Krahmer and Charles A. Krahmer, Co-Trustees of the J. Krahmer Trust, the C. Krahmer Trust, and the Krahmer Family Trust.
(b)	The address of the J. Krahmer Trust, the C. Krahmer Trust, the Krahmer Family Trust and their Co-Trustees is 18 Fort Hill Lane, Duxbury, Massachusetts 02332.
(c)	The Co-Trustees of the J. Krahmer Trust, the C. Krahmer Trust, and the Krahmer Family Trust are retired.

Anne H. Copps, Trustee of the Anne H. Copps Trust under agreement dated April 9, 1992 (the "Copps Trust")
(a)	This Schedule 13D is being filed by Anne H. Copps, Trustee of the Copps Trust.
(b)	The address of the Copps Trust and its Trustee is 1637 Laurel, East Grand Rapids, Michigan 49506.
(c)	Anne H. Copps is retired.

Thomas H. Copps
(a)	This Schedule 13D is being filed by Thomas H. Copps.
(b)	Thomas H. Copps' address is 328 Murray Rd., West Palm Beach, Florida 33405.
(c)	Thomas H. Copps is an engineer with Applied Technology and Management, Inc., an engineering consulting firm located at 400 S. Australian Avenue, West Palm Beach, Florida 33405.

CUSIP NO. 257870 10 5	13D	Page 27 of 57

Catherine A. Copps-Heldt
(a)	This Schedule 13D is being filed by Catherine A. Copps-Heldt.
(b)	Catherine A. Copps-Heldt's address is 5644 North Sacramento, Chicago, Illinois 60659.
(c)	Catherine A. Copps-Heldt is an occupational therapist with the North Berwin Public Schools District 98, with its principal address at 6633 W. 16th Street, Berwin, Illinois 60402.

Huntington National Bank, Successor Trustee of the Bernard P. Donnelly Trust under agreement dated January 24, 1975 (the "B. P. Donnelly Trust"), the Virginia N. Donnelly Trust under agreement dated January 12, 1979 (the "V. Donnelly Trust"), and the Bernard P. Donnelly and Virginia N. Donnelly Trust under agreement dated November 16, 1993 (the "B. D. V. D. Trust")

(a)	This Schedule 13D is being filed by Huntington National Bank, Successor Trustee of the B. P. Donnelly Trust, the V. Donnelly Trust, and the B. D. V. D. Trust.
(b)	The address for the B. P. Donnelly Trust, the V. Donnelly Trust, the B. D. V. D. Trust, and their Trustee is 101 East Main Ave., 2nd Floor, Zeeland, Michigan 49464.
(c)	Huntington National Bank is the principal subsidiary of Huntington Bancshares Incorporated, a regional bank holding company headquartered in Columbus, Ohio. Huntington National Bank provides a variety of banking and financial services out of numerous offices, one of which is 101 E. Main Ave, 2nd Floor, Zeeland, Michigan 49464.

Moira Donnelly
(a)	This Schedule 13D is being filed by Moira Donnelly.
(b)	Moira Donnelly's address is 114 West 11th Street, Holland, Michigan 49423.
(c)	Moira Donnelly is engaged in organizational development for the Company, an auto parts manufacturer, with its principal place of business located at 49 West Third Street, Holland, Michigan 49423.

Monica Donnelly
(a)	This Schedule 13D is being filed by Monica Donnelly.
(b)	Monica Donnelly's address is 238 Washington Blvd., Holland, Michigan 49423.
(c)	Monica Donnelly is a sales manager with Besser Holland, a machinery manufacturer, with its principal address at 13521 Quality Drive, Holland, Michigan 49424.

Stephen J. Donnelly
(a)	This Schedule 13D is being filed by Stephen J. Donnelly.
(b)	Stephen J. Donnelly's address is 300 Kent Street, Falls Church, Virginia 22046.
(c)	Stephen J. Donnelly is a computer scientist with Planning Systems, Inc., a government contractor, with its principal address at 12030 Sunrise Valley Drive, Reston, Virginia.

CUSIP NO. 257870 10 5	13D	Page 28 of 57

B. Patrick Donnelly, III
(a)	This Schedule 13D is being filed by B. Patrick Donnelly, III.
(b)	B. Patrick Donnelly, III's address is P. O. Box 250, Macatawa, Michigan 49434.
(c)	B. Patrick Donnelly, III is President of Productive Solutions L.L.C., a business-consulting firm, with its principal address at P. O. Box 250, Macatawa, Michigan 49434.

Judith C. Donnelly
(a)	This Schedule 13D is being filed by Judith C. Donnelly.
(b)	Judith C. Donnelly's address is 282 West 12th Street, Holland, Michigan 49423.
(c)	Judith C. Donnelly is a business analyst with Woodward FST, a turbine engine parts manufacturer, with its principal address at 700 North Centennial, Zeeland, Michigan 49464.

Michael N. Donnelly
(a)	This Schedule 13D is being filed by Michael N. Donnelly.
(b)	Michael N. Donnelly's address is 3238 Honeysuckle Drive, Ann Arbor, Michigan 48103.
(c)	Michael N. Donnelly works in hospital administration at the University of Michigan, with its principal health care address at 1500 E. Medical Center, Ann Arbor, Michigan 48109.

Fifth-Third Bank, Co-Trustee of the Bernard P. Donnelly Descendants Trust under agreement dated February 3, 1973 (the "B. P. Donnelly Descendants Trust")
(a)	This Schedule 13D is being filed by Fifth-Third Bank, Co-Trustee of the B. P. Donnelly Descendants Trust.
(b)	The address for the B. P. Donnelly Descendants Trust and Fifth-Third is 392 136th Ave., Holland, Michigan 49424.
(c)	Fifth-Third Bank is a subsidiary of Fifth-Third Bancorp, a diversified financial services company headquartered in Cincinnati, Ohio. Fifth-Third Bank provides a variety of banking and financial services out of numerous offices, one of which is located at 392 136th Ave., Holland, Michigan 49424.

Bank One Trust Company, N.A., Trustee of the John F. Donnelly Trust under agreement dated December 18, 1972 (the "J. F. Donnelly Trust") and the Margaret Donnelly Martineau Descendants Trust under agreement dated February 16, 1973 (the "M. D. Martineau Trust"), and Co-Trustee of the John F. Donnelly Residual Trust under agreement dated December 16, 1981 (the "J. F. Donnelly Residual Trust")

(a)	This Schedule 13D is being filed by Bank One Trust Company, N.A., Trustee of the J. F. Donnelly Trust and the M. D. Martineau Trust, and Co-Trustee of the J. F. Donnelly Residual Trust.
(b)	The address for the J. F. Donnelly Trust, the M. D. Martineau Trust, the J. F. Donnelly Residual Trust, and Bank One Trust Company, N.A. is 200 Ottawa Avenue, N.W., Grand Rapids, Michigan 49503.
(c)	Bank One Trust Company, N.A., with its principal offices located at 1 Bank One Plaza, Chicago, IL 60670, provides a variety of banking and financial services.

CUSIP NO. 257870 10 5	13D	Page 29 of 57

Katherine S. Donnelly, Trustee of the Katherine S. Donnelly Trust under agreement dated December 16, 1981 (the "K. Donnelly Trust")
(a)	This Schedule 13D is being filed by Katherine S. Donnelly, Trustee of the K. Donnelly Trust.
(b)	The address for the K. Donnelly Trust and its Trustee is 853 Allen Drive, Holland, Michigan 49423.
(c)	Katherine S. Donnelly is retired.

John F. Donnelly, Jr.
(a)	This Schedule 13D is being filed by John F. Donnelly, Jr.
(b)	John F. Donnelly, Jr.'s address is 977 South Shore Drive, Holland, Michigan 49423.
(c)	John F. Donnelly, Jr. is Senior Vice-President with the Company, an auto parts manufacturer, with its principal place of business located at 49 West Third Street, Holland, Michigan 49423.

M. Susan Donnelly
(a)	This Schedule 13D is being filed by M. Susan Donnelly.
(b)	M. Susan Donnelly's address is 14 Glencree, Holland, Michigan 49423.
(c)	M. Susan Donnelly is a private investor working from 14 Glencree, Holland, Michigan 49423.

Joan E. Donnelly
(a)	This Schedule 13D is being filed by Joan E. Donnelly.
(b)	Joan E. Donnelly's address is 5952 N. Placita de la Oleada, Tucson, Arizona 85750.
(c)	Joan E. Donnelly is an Executive Director with Tohono Chul Park, a not-for-profit desert urban park and museum, with its principal address at 7366 N. Paseo del Norte, Tucson, Arizona 85704.

Thomas E. Leonard
(a)	This Schedule 13D is being filed by Thomas E. Leonard.
(b)	Thomas E. Leonard's address is 56 West Canterbury Lane, Northfield, Illinois 60093.
(c)	Thomas E. Leonard is the President of Grebe Consulting, a business-consulting firm, with its principal place of business at 56 West Canterbury Lane, Northfield, Illinois 60093.

CUSIP NO. 257870 10 5	13D	Page 30 of 57

Fernande M. Pruden
(a)	This Schedule 13D is being filed by Fernande M. Pruden.
(b)	Fernande M. Pruden's address is 4623 North Lakeshore Drive, Holland, Michigan 49424.
(c)	Fernande M. Pruden is retired.

Christine Marie Pruden
(a)	This Schedule 13D is being filed by Christine Marie Pruden.
(b)	Christine Marie Pruden's address is 4623 North Lakeshore Drive, Holland, Michigan 49424.
(c)	Christine Marie Pruden is a private educational tutor with her principal address at 4623 North Lakeshore Drive, Holland, Michigan 49424.

Vincent Benjamin Pruden
(a)	This Schedule 13D is being filed by Vincent Benjamin Pruden.
(b)	Vincent Benjamin Pruden's address is 4623 North Lakeshore Drive, Holland, Michigan 49424.
(c)	Vincent Benjamin Pruden is an artist and an art instructor with the Los Angeles Harbor College, a community college located at 1111 Figueroa Place, Wilmington, CA 90744.

                Louise Hohmann McNeive and Gerald T. McNeive, Jr., Co-Trustees of the McNeive Trust; Jane H. Krahmer and Charles A. Krahmer, Co-Trustees of the J. Krahmer Trust; Anne H. Copps, Trustee of the Copps Trust; Huntington National Bank, Successor Trustee of the B. P. Donnelly Trust, the V. Donnelly Trust, and the B. D. V. D. Trust; B. Patrick Donnelly, III; Katherine S. Donnelly, Trustee of the K. Donnelly Trust; M. Susan Donnelly; John F. Donnelly, Jr.; Thomas E. Leonard; and Fernande M. Pruden are sometimes each referred to in this Schedule 13D as a "Signing Shareholder" or together the "Signing Shareholders."

The Signing Shareholders; Jane H. Krahmer and Charles A. Krahmer, Co-Trustees of the C. Krahmer Trust and the Krahmer Family Trust; Thomas H. Copps; Catherine A. Copps-Heldt; Fifth-Third Bank, Co-Trustee of the B. P. Donnelly Descendants Trust; Moira Donnelly; Monica Donnelly; Stephen J. Donnelly; Judith C. Donnelly; Michael N. Donnelly; Bank One Trust Company, N.A. Trust Company, N.A., Trustee of the J. F. Donnelly Trust and the M. D. Martineau Trust, and Co-Trustee of the J. F. Donnelly Residual Trust; Joan E. Donnelly; Christine Marie Pruden, and Vincent Benjamin Pruden are sometimes each referred to in this Schedule 13D as a "Shareholder" or together the "Shareholders."

(d)	During the last five years none of the Shareholders, nor any trustee of a Shareholder that is a trust, has been convicted in a criminal proceeding.
(e)	During the last five years none of the Shareholders, nor any trustee of a Shareholder that is a trust, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each Shareholder, and if a Shareholder is a trust, its trustee(s), is a citizen of the United States or is an entity organized or incorporated in the United States.

CUSIP NO. 257870 10 5	13D	Page 31 of 57

Item 3	Source and Amount of Funds or Other Consideration.

                On June 25, 2002, the Signing Shareholders (defined in Item 2 of this Schedule 13D) entered into the Shareholders' Agreement (defined in Item 4 of this Schedule 13D), pursuant to which the Signing Shareholders agreed to vote their shares of Company Class A and Class B Common Stock, each with a par value of $.10 per share, in favor of the Merger (defined in Item 4 of this Schedule 13D) and the Merger Agreement (defined in Item 4 of this Schedule 13D) and against certain other transactions, any amendment to the Company's Second Restated and Amended Articles of Incorporation, as amended, or Bylaws, and certain agreements, and pursuant to which the Signing Shareholders appointed Magna (as defined in Item 4 of this Schedule 13D) as their attorney and proxy to vote such shares.

In addition, certain Signing Shareholders also received a Power of Attorney and Proxy from certain Shareholders (as provided in Item 6 to this Schedule 13D), granting such Signing Shareholder an irrevocable proxy, with full power of substitution, to vote all beneficially owned shares of the Company that the granting Shareholders were otherwise entitled to vote at any meeting of the Company's shareholders with respect to the matters set forth in accordance with the terms of Section 4(a) of the Shareholders' Agreement, as follows:

Jane H. Krahmer and Charles A. Krahmer, Co-Trustees of the J. Krahmer Trust
The J. Krahmer Trust received a Power of Attorney and Proxy from the C. Krahmer Trust, for 33,413 shares of Class A Common Stock and 145,000 shares of Class B Common Stock.
Anne H. Copps, Trustee of the Copps Trust
The Copps Trust received a Power of Attorney and Proxy from each Thomas H. Copps for 6,239 shares of Class A Common Stock and 60,241 shares of Class B Common Stock, and Catherine A. Copps-Heldt for 26,677 shares of Class A Common Stock and 59,970 shares of Class B Common Stock.

B. Patrick Donnelly, III
B. Patrick Donnelly, III received a Power of Attorney and Proxy from each Moira Donnelly for 8,103 shares of Class A Common Stock and 112,965 shares of Class B Common Stock, Monica Donnelly for 19,547 shares of Class A Common Stock and 99,828 shares of Class B Common Stock, Stephen J. Donnelly for 19,106 shares of Class A Common Stock and 85,153 shares of Class B Common Stock, Judith C. Donnelly for 14,219 shares of Class A Common Stock and 68,571 shares of Class B Common Stock, Michael N. Donnelly for 50,303 shares of Class B Common Stock, and Fifth-Third Bank, Co-Trustee of the B.P. Donnelly Descendants Trust for 15,908 shares of Class A Common Stock and 43,750 shares of Class B Common Stock.

Katherine S. Donnelly, Trustee of the K. Donnelly Trust
Katherine S. Donnelly received a Power of Attorney and Proxy from each Bank One Trust Company, N.A., as Trustee of the J. F. Donnelly Trust for 223,045 shares of Class A Common Stock and 312,263 shares of Class B Common Stock and as Co-Trustee of the J. F. Donnelly Residual Trust for 83,983 shares of Class A Common Stock and 117,577 shares of Class B Common Stock, and Joan E. Donnelly for 70,951 shares of Class A Common Stock and 89,242 shares of Class B Common Stock.

Fernande M. Pruden
Fernande M. Pruden received a Power of Attorney and Proxy from each Bank One Trust Company, N.A., as Trustee of the M.D. Martineau Trust for 23,880 shares of Class A Common Stock and 38,281 shares of Class B Common Stock, Christine Marie Pruden for 44,662 shares of Class A Common Stock and 62,528 shares of Class B Common Stock, and Vincent Benjamin Pruden for 44,662 shares of Class A Common Stock and 62,528 shares of Class B Common Stock.

CUSIP NO. 257870 10 5	13D	Page 32 of 57

Pursuant to the Shareholders' Agreement, each Signing Shareholder agreed that until the earlier of the effective date of the Merger or the termination of the Shareholders' Agreement as specified in Section 8 thereof, at any meeting of the Company's shareholders called to vote upon the Merger and the Merger Agreement or any terms thereof, or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and Merger Agreement is sought, the Signing Shareholder shall vote (or cause to be voted) all shares of the Company's Common Stock that it owns or has voting control over in favor of the Merger, the approval of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement.

Item 4	Purpose of Transaction.

                On June 25, 2002, the Company, Magna International Inc., an Ontario corporation ("Magna"), and Magna Mirrors Acquisition Corp., a Michigan corporation and a wholly-owned subsidiary of Magna ("Sub"), executed a definitive Agreement and Plan of Merger (the "Merger Agreement") providing for the acquisition of the Company by Magna pursuant to a merger of Sub with and into the Company (the "Merger"). Upon consummation of the Merger, the Company will become a wholly owned subsidiary of Magna.

                As an inducement for Magna to enter into the Merger Agreement, the Signing Shareholders, Magna, Sub, and Donnelly Export Corporation, entered into a Shareholders' Agreement, attached to this Schedule 13D as Exhibit 99.1 (the "Shareholders' Agreement"), pursuant to which the Signing Shareholders agreed to vote their shares of Company Class A and Class B Common Stock, each with a par value of $.10 per share (the "Shareholders' Stock"), in favor of the Merger and the Merger Agreement and against certain other transactions, any amendment to the Company's Second Restated and Amended Articles of Incorporation, as amended, or Bylaws, and certain agreements, and pursuant to which the Signing Shareholders appointed Magna as their attorney and proxy to vote such Shareholders' Stock. The Shareholders' Agreement also imposes on the Signing Shareholders certain restrictions on transfers of Magna Class A Subordinate Voting Shares that the Signing Shareholders would receive in the Merger. As a result of the Shareholders' Agreement, Magna acquired the right to vote 1,303,422 shares of Class A Common Stock, or approximately 19% of the Company's outstanding shares of Class A Common Stock, and an additional 3,249,649 shares of Class B Common Stock, or approximately 79% of the outstanding shares of Class B Common Stock. Each share of Company Class B Common Stock is convertible into one share of Company Class A Common Stock. Accordingly, Magna may be deemed to beneficially own 4,553,071 shares of Company Class A Common Stock, representing approximately 46% of the Company's total issued and outstanding Class A Common Stock, assuming the conversion of the 3,249,649 shares of Company Class B Common Stock owned or controlled by the Signing Shareholders into Class A Common Stock. In addition, such shares of Company Class A and Class B Common Stock represented, as of June 24, 2002, approximately 72% of votes entitled to be cast by holders of Class A Common Stock and Class B Common Stock, voting together as a class, with respect to approval of the Merger.

As a result of the Merger, each outstanding share of the Company's (a) Class A Common Stock, par value $.10 per share and (b) Class B Common Stock, par value $.10 per share, not owned by Magna, the Company or their respective wholly-owned subsidiaries will be converted into the right to receive a fraction of a Magna Class A Subordinate Voting Share, without par value.

Item 5	Interest in Securities of the Company:

The aggregate number and percentage of securities for which this Schedule 13D is being filed is 4,553,071 shares of the Company's Class A Common Stock, representing 46% of the Company's issued and outstanding shares of Class A Common Stock as of June 24, 2002, assuming conversion of the shares of the Company's Class B Common Stock held by the Shareholders. The Shareholders beneficially own shares of the Company's Class A Common Stock as follows:

Louise Hohmann McNeive, Co-Trustee of the McNeive Trust
(a)	Louise Hohmann McNeive, Co-Trustee of the McNeive Trust beneficially owns 369,474 shares of the Company's Class A Common Stock, representing approximately 5.2% of the Company's outstanding shares of Class A Common Stock.

CUSIP NO. 257870 10 5	13D	Page 33 of 57

(b)	Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote:

28,120 shares of Class A Common Stock, which includes 11,716 shares of Class A Common Stock and 16,404 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Louise Hohmann McNeive as custodian for her children.

(ii)	Shared power to vote or to direct the vote:

341,354 shares of Class A Common Stock, which includes 53,868 shares of Class A Common Stock and 287,486 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by two trusts of which Louise Hohmann McNeive and Gerald T. McNeive, Jr. are Co-Trustees.

(iii)	Sole power to dispose or to direct the disposition of:

28,120 shares of Class A Common Stock, which includes 11,716 shares of Class A Common Stock and 16,404 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Louise Hohmann McNeive as custodian for her children.

(iv)	Shared power to dispose or to direct the disposition of:

341,354 shares of Class A Common Stock, which includes 53,868 shares of Class A Common Stock and 287,486 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by two trusts of which Louise Hohmann McNeive and Gerald T. McNeive, Jr. are Co-Trustees.

(c)	On June 19, 2002, Gerald T. McNeive, Jr., Louise Hohmann McNeive's husband, exercised stock options for 8,500 shares of Class A Common Stock, and on June 24, 2002 exercised stock options for 2,000 shares of Class A Common Stock at an average exercise price of $14.28 per share, through the Company's Non-employee Director Stock Option Plan.

(d)	N/A.
(e)	N/A.
Gerald T. McNeive, Jr., Co-Trustee of the McNeive Trust
(a)	Gerald T. McNeive, Jr., Co-Trustee of the McNeive Trust beneficially owns 369,474 shares of the Company's Class A Common Stock, representing approximately 5.2% of the Company's outstanding shares of Class A Common Stock.

(b)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: N/A.
(ii)	Shared power to vote or to direct the vote:

369,474 shares of Class A Common Stock, which includes (i) 53,868 shares of Class A Common Stock and 287,486 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by two trusts of which Louise Hohmann McNeive and Gerald T. McNeive, Jr. are Co-Trustees, and (ii) 11,716 shares of Class A Common Stock and 16,404 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Louise Hohmann McNeive, Gerald T. McNeive, Jr.'s wife, as custodian for her children.

CUSIP NO. 257870 10 5	13D	Page 34 of 57

	(iii)	Sole power to dispose or to direct the disposition of: N/A.
(iv)	Shared power to dispose or to direct the disposition of:

369,474 shares of Class A Common Stock, which includes (i) 53,868 shares of Class A Common Stock and 287,486 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by two trusts of which Louise Hohmann McNeive and Gerald T. McNeive, Jr. are Co-Trustees, and (ii) 11,716 shares of Class A Common Stock and 16,404 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Louise Hohmann McNeive, Gerald T. McNeive, Jr.'s wife, as custodian for her children.

(c)	On June 19, 2002, Gerald T. McNeive, Jr., Louise Hohmann McNeive's husband, exercised stock options for 8,500 shares of Class A Common Stock, and on June 24, 2002 exercised stock options for 2,000 shares of Class A Common Stock at an average exercise price of $14.28 per share, through the Company's Non-employee Director Stock Option Plan.

(d)	N/A.
(e)	N/A.
Jane H. Krahmer and Charles A. Krahmer, Co-Trustees of the J. Krahmer Trust, the C. Krahmer Trust, and the Krahmer Family Trust
(a)	Jane H. Krahmer and Charles A. Krahmer, Co-Trustees of the J. Krahmer Trust, the C. Krahmer Trust and the Krahmer Family Trust beneficially own 475,432 shares of the Company's Class A Common Stock, representing approximately 6.7% of the Company's outstanding shares of Class A Common Stock.

(b)	Number of shares as to which such persons have:
	(i)	Sole power to vote or to direct the vote: N/A.
(ii)	Shared power to vote or to direct the vote:

475,432 shares of Class A Common Stock, which includes (i) 65,492 shares of Class A Common Stock and 218,353 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by the J. Krahmer Trust, (ii) 33,413 shares of Class A Common Stock and 145,000 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by the C. Krahmer Trust, and (iii) 13,174 shares of Class A Common Stock held by the Krahmer Family Trust, with Jane H. Krahmer and Charles A. Krahmer, serving as Co-Trustees of each of these trusts.

	(iii)	Sole power to dispose or to direct the disposition of: N/A.

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(iv)	Shared power to dispose or to direct the disposition of:

475,432 shares of Class A Common Stock, which includes (i) 65,492 shares of Class A Common Stock and 218,353 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by the J. Krahmer Trust, (ii) 33,413 shares of Class A Common Stock and 145,000 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by the C. Krahmer Trust, and (iii) 13,174 shares of Class A Common Stock held by the Krahmer Family Trust, with Jane H. Krahmer and Charles A. Krahmer, serving as Co-Trustees of each of these trusts.

(c)	There have been no transactions by the J. Krahmer Trust, the C. Krahmer Trust or the Krahmer Family Trust in the Company's securities during the past 60 days.
(d)	N/A.
(e)	N/A.
Anne H. Copps, Trustee of the Copps Trust
(a)	Anne H. Copps, Trustee of the Copps Trust is the beneficial owner of 384,009 shares of the Company's Class A Common Stock, representing approximately 5.4% of the Company's outstanding shares of Class A Common Stock.

(b)	Number of shares as to which such persons have:
(i)	Sole power to vote or to direct the vote:

384,009 shares of Class A Common Stock, which includes (i) 12,900 shares of Class A Common Stock and 217,962 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Trustee of the Copps Trust, (ii) 6,239 shares of Class A Common Stock and 60,241 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Thomas H. Copps and 26,677 shares of Class A Common Stock and 59,970 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Catherine A. Copps-Heldt, for which the Copps Trust has sole voting power with regard to the Merger and the Merger Agreement, pursuant to a Power of Attorney and Proxy.

(ii)	Shared power to vote or to direct the vote:

153,127 shares of Class A Common Stock, which includes 6,239 shares of Class A Common Stock and 60,241 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Thomas H. Copps and 26,677 shares of Class A Common Stock and 59,970 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Catherine A. Copps-Heldt, for which the Copps Trust has sole voting power with regard to the Merger and the Merger Agreement, pursuant to a Power of Attorney and Proxy.

(iii)	Sole power to dispose or to direct the disposition of:

230,882 shares of Class A Common Stock, which includes 12,900 shares of Class A Common Stock and 217,962 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Trustee of the Copps Trust.

CUSIP NO. 257870 10 5	13D	Page 36 of 57

(iv) Shared power to dispose or to direct the disposition of: N/A.
(c)	On April 15, 2002, the Copps Trust sold 1,000 and 2,000 shares of Class A Common Stock at $19.11 and $19.21 per share, respectively, both transactions being effected through the Copps Trust's broker, Merrill Lynch.

(d)	N/A.
(e)	N/A.
Thomas H. Copps
(a)	Thomas H. Copps is the beneficial owner of 66,480 shares of the Company's Class A Common Stock, representing approximately 1.0% of the Company's outstanding shares of Class A Common Stock.
(b)	Number of shares as to which such persons have:
(i)	Sole power to vote or to direct the vote:

66,480 shares of Class A Common Stock, which includes 6,239 shares of Class A Common Stock and 60,241 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, except that Thomas H. Copps has granted the Copps Trust a Power of Attorney and Proxy to exercise sole voting power with regard to the Merger and the Merger Agreement.

(ii)	Shared power to vote or to direct the vote:

66,480 shares of Class A Common Stock, which includes 6,239 shares of Class A Common Stock and 60,241 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, over which Thomas H. Copps otherwise has the sole power to vote, except that he has granted the Copps Trust a Power of Attorney and Proxy to exercise sole voting power with regard to the Merger and the Merger Agreement.

(iii)	Sole power to dispose or to direct the disposition of:

66,480 shares of Class A Common Stock, which includes 6,239 shares of Class A Common Stock and 60,241 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days.

(iv) Shared power to dispose or to direct the disposition of: N/A.
(c)	Thomas H. Copps has not effected any transactions in the Company's securities during the past 60 days.

CUSIP NO. 257870 10 5	13D	Page 37 of 57

(d)	N/A.
(e)	N/A.
Catherine A. Copps-Heldt
(a)	Catherine A. Copps-Heldt is the beneficial owner of 88,317 shares of the Company's Class A Common Stock, representing approximately 1.3% of the Company's outstanding shares of Class A Common Stock.
(b)	Number of shares as to which such persons have:
(i)	Sole power to vote or to direct the vote:

86,647 shares of Class A Common Stock, which includes 26,677 shares of Class A Common Stock and 59,970 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, except that Catherine A. Copps-Heldt has granted the Copps Trust a Power of Attorney and Proxy to exercise sole voting power with regard to the Merger and the Merger Agreement.

(ii)	Shared power to vote or to direct the vote:

88,317 shares of Class A Common Stock, which includes (i) 1,670 shares of Class A Common Stock held by David Heldt, Catherine A. Copps-Heldt's husband, and (ii) 26,677 shares of Class A Common Stock and 59,970 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, over which Catherine A. Copps-Heldt otherwise has the sole power to vote, except that she has granted the Copps Trust a Power of Attorney and Proxy to exercise sole voting power with regard to the Merger and the Merger Agreement.

(iii)	Sole power to dispose or to direct the disposition of:

86,647 shares of Class A Common Stock, which includes 26,677 shares of Class A Common Stock and 59,970 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days.

(iv) Shared power to dispose or to direct the disposition of: 1,670, share of Class A Common Stock held by David Heldt, Catherine A. Copps-Heldt's husband.
(c)	On April 22, 2002, Catherine A. Copps-Heldt sold 1,300, 1,300, and 100 shares of Class A Common Stock at $20.50, $20.61, and $20.20 per share, respectively, and on April 23, 2002, sold 800 shares of Class A Common Stock at $20.20 per share, both transactions being effected through her broker, Merrill Lynch.

(d)	N/A.
(e)	N/A.
Huntington National Bank, Successor Trustee of the B. P. Donnelly Trust, the V. Donnelly Trust, and the B. D. V. D. Trust
(a)	Huntington National Bank, Successor Trustee of the B. P. Donnelly Trust, the V. Donnelly Trust, and the B. D. V. D. Trust is the beneficial owner of 305,493 shares of the Company's Class A Common Stock, representing approximately 4.3% of the Company's outstanding shares of Class A Common Stock.

CUSIP NO. 257870 10 5	13D	Page 38 of 57

(b)	Number of shares as to which such persons have:
(i)	Sole power to vote or to direct the vote:

305,493 shares of Class A Common Stock, which includes (i) 9,585 shares of Class A Common Stock and 218,329 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Trustee of the B. P. Donnelly Trust, (ii) 62 shares of Class A Common Stock and 76,517 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Trustee of the V. Donnelly Trust, and (iii) 1,000 shares of Class A Common Stock held as Trustee of the B. D. V. D. Trust.

(ii) Shared power to vote or to direct the vote: N/A.
(iii)	Sole power to dispose or to direct the disposition of:

305,493 shares of Class A Common Stock, which includes (i) 9,585 shares of Class A Common Stock and 218,329 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Trustee of the B. P. Donnelly Trust, (ii) 62 shares of Class A Common Stock and 76,517 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Trustee of the V. Donnelly Trust, and (iii) 1,000 shares of Class A Common Stock held as Trustee of the B. D. V. D. Trust.

(iv) Shared power to dispose or to direct the disposition of: N/A.
(c)	On May 15, 2002, Huntington National Bank, as Trustee of the B.P. Donnelly Trust, gifted 18,200 shares of Class B Common Stock to lineal descendants and spouses, and on June 12, 2002, gifted an additional 18,200 shares of Class B Common Stock to lineal descendants and spouses.

(d)	N/A.
(e)	N/A.
Moira Donnelly
(a)	Moira Donnelly is the beneficial owner of 120,068 shares of the Company's Class A Common Stock, representing approximately 1.8% of the Company's outstanding shares of Class A Common Stock.
(b)	Number of shares as to which such persons have:
(i)	Sole power to vote or to direct the vote:

120,068 shares of Class A Common Stock, which includes 8,103 shares of Class A Common Stock and 111,965 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, except that Moira Donnelly has granted B. Patrick Donnelly, III a Power of Attorney and Proxy to exercise sole voting power with regard to the Merger and the Merger Agreement.

CUSIP NO. 257870 10 5	13D	Page 39 of 57

(ii)	Shared power to vote or to direct the vote:

120,068 shares of Class A Common Stock, which includes 8,103 shares of Class A Common Stock and 111,965 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, over which Moira Donnelly otherwise has the sole power to vote, except that she has granted B. Patrick Donnelly, III a Power of Attorney and Proxy to exercise sole voting power with regard to the Merger and the Merger Agreement.

(iii)	Sole power to dispose or to direct the disposition of:

120,068 shares of Class A Common Stock, which includes 8,103 shares of Class A Common Stock and 111,965 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days.

(iv) Shared power to dispose or to direct the disposition of: N/A.
(c)	Moira Donnelly has not effected any transactions in the Company's securities during the past 60 days.
(d)	N/A.
(e)	N/A.
Monica Donnelly
(a)	Monica Donnelly is the beneficial owner of 119,375 shares of the Company's Class A Common Stock, representing approximately 1.7% of the Company's outstanding shares of Class A Common Stock.
(b)	Number of shares as to which such persons have:
(i)	Sole power to vote or to direct the vote:

119,375 shares of Class A Common Stock, which includes 19,547 shares of Class A Common Stock and 99,828 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, except that Monica Donnelly has granted B. Patrick Donnelly, III a Power of Attorney and Proxy to exercise sole voting power with regard to the Merger and the Merger Agreement.

(ii)	Shared power to vote or to direct the vote:

119,375 shares of Class A Common Stock, which includes 19,547 shares of Class A Common Stock and 99,828 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, over which Monica Donnelly otherwise has the sole power to vote, except that she has granted B. Patrick Donnelly, III a Power of Attorney and Proxy to exercise sole voting power with regard to the Merger and the Merger Agreement.

CUSIP NO. 257870 10 5	13D	Page 40 of 57

(iii)	Sole power to dispose or to direct the disposition of:

119,375 shares of Class A Common Stock, which includes 19,547 shares of Class A Common Stock and 99,828 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days.

(iv) Shared power to dispose or to direct the disposition of: N/A.
(c)	Monica Donnelly has not effected any transactions in the securities of the Company during the past 60 days.
(d)	N/A.
(e)	N/A.
Stephen J. Donnelly
(a)	Stephen J. Donnelly is the beneficial owner of 167,257 shares of the Company's Class A Common Stock, representing approximately 2.5% of the Company's outstanding shares of Class A Common Stock.
(b)	Number of shares as to which such persons have:
(i)	Sole power to vote or to direct the vote:

147,257 shares of Class A Common Stock, which includes (i) 19,106 shares of Class A Common Stock and 85,153 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, (ii) 9,248 shares of Class A Common Stock and 32,000 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Trustee for trusts created for Stephen J. Donnelly's children, and (iii) 1,750 shares of Class B Common Stock held as custodian for Mary Margaret Donnelly, convertible into Class A Common Stock within the next 60 days, except that Stephen J. Donnelly has granted B. Patrick Donnelly, III a Power of Attorney and Proxy to exercise sole voting power with regard to the Merger and the Merger Agreement, with respect to the 19,106 shares of Class A Common Stock and 85,153 shares of Class B Common Stock.

(ii)	Shared power to vote or to direct the vote:

167,257 shares of Class A Common Stock, which includes (i) 19,106 shares of Class A Common Stock and 85,153 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, (ii) 9,248 shares of Class A Common Stock and 32,000 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Trustee for trusts created for Stephen J. Donnelly's children, (iii) 1,750 shares of Class B Common Stock held as custodian for Mary Margaret Donnelly, convertible into Class A Common Stock within the next 60 days, and (iv) 5,250 shares of Class A Common Stock and 14,750 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Stephen J. Donnelly and Constance R. Donnelly, Stephen J. Donnelly's wife, as joint tenants. Please note however, that with respect to the 19,106 shares of Class A Common Stock and the 85,153 shares of Class B Common Stock, Stephen J. Donnelly has the sole power to vote such shares, except that he has granted B. Patrick Donnelly, III a Power of Attorney and Proxy to exercise sole voting power with regard to the Merger and Merger Agreement. Please also note, that Stephen J. Donnelly disclaims any beneficial ownership of the 2,343 shares of Class A Common Stock and the 3,218 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Constance R. Donnelly.

CUSIP NO. 257870 10 5	13D	Page 41 of 57

(iii)	Sole power to dispose or to direct the disposition of:

147,257 shares of Class A Common Stock, which includes (i) 19,106 shares of Class A Common Stock and 85,153 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, (ii) 9,248 shares of Class A Common Stock and 32,000 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Trustee for trusts created for Stephen J. Donnelly's children, and (iii) 1,750 shares of Class B Common Stock held as custodian for Mary Margaret Donnelly, convertible into Class A Common Stock within the next 60 days.

(iv)	Shared power to dispose or to direct the disposition of:

20,000 shares of Class A Common Stock, which includes 5,250 shares of Class A Common Stock and 14,750 shares of Class B Common Stock, convertible into shares of Class A Common Stock within the next 60 days, held by Stephen J. Donnelly and Constance R. Donnelly as joint tenants. Stephen J. Donnelly disclaims any beneficial ownership of the 2,343 shares of Class A Common Stock and the 3,218 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Constance R. Donnelly.

(c)	Stephen J. Donnelly has not effected any transactions in the securities of the Company during the past 60 days.
(d)	N/A.
(e)	N/A.
B. Patrick Donnelly, III
(a)	B. Patrick Donnelly, III is the beneficial owner of 660,990 shares of the Company's Class A Common Stock, representing approximately 9.1% of the Company's outstanding shares of Class A Common Stock.
(b)	Number of shares as to which such persons have:
(i)	Sole power to vote or to direct the vote:

643,897 shares of Class A Common Stock, which includes (i) 29,422 shares of Class A Common Stock and 77,147 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, (ii) 250 shares of Class A Common Stock held as Trustee of the B. Patrick Donnelly Trust under agreement dated October 2, 1996, (iii) 625 shares of Class A Common Stock held as Trustee of the Jacqueline King Donnelly Trust under agreement dated October 2, 1996, and (iv) 15,908 shares of Class A Common Stock and 43,750 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by the B. P. Donnelly Descendents Trust and 8,103 shares of Common Stock and 111,965 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Moira Donnelly, and 19,106 shares of Class A Common Stock and 85,153 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Stephen J. Donnelly, and 14,219 shares of Class A Common Stock and 68,571 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Judith C. Donnelly, and 50,303 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Michael N. Donnelly, and 19,547 shares of Class A Common Stock and 99,828 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Monica Donnelly, for which B. Patrick Donnelly, III, has sole voting power with regard to the Merger and the Merger Agreement, pursuant to a Power of Attorney and Proxy.

CUSIP NO. 257870 10 5	13D	Page 42 of 57

(ii)	Shared power to vote or to direct the vote:

553,546 shares of Class A Common Stock, which includes (i) 15,908 shares of Class A Common Stock and 43,750 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by the B. P. Donnelly Descendents, (ii) 14,750 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by B. P. and Jacqueline Donnelly, III as joint tenants, (iii) 2,343 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Jacqueline K. Donnelly, B. Patrick Donnelly, III's wife, and (iv) 8,103 shares of Common Stock and 111,965 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Moira Donnelly, and 19,106 shares of Class A Common Stock and 85,153 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Stephen J. Donnelly, and 14,219 shares of Class A Common Stock and 68,571 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Judith C. Donnelly, and 50,303 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Michael N. Donnelly, and 19,547 shares of Class A Common Stock and 99,828 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Monica Donnelly, for which B. Patrick Donnelly, III has sole voting power with regard to the Merger and the Merger Agreement, pursuant to a Power of Attorney and Proxy.

(iii)	Sole power to dispose or to direct the disposition of:

107,444 shares of Class A Common Stock, which includes (i) 29,422 shares of Class A Common Stock and 77,147 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, (ii) 250 shares of Class A Common Stock held as Trustee of the B. Patrick Donnelly Trust under agreement dated October 2, 1996, (iii) 625 shares of Class A Common Stock held as Trustee of the Jacqueline King Donnelly Trust under agreement dated October 2, 1996.

(iv)	Shared power to dispose or to direct the disposition of:

76,751 shares of Class A Common Stock, which includes (i) 15,908 shares of Class A Common Stock and 43,750 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by the B. P. Donnelly Descendents, and (ii) 14,750 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by B. P. and Jacqueline Donnelly, III as joint tenants.

(c)	On June 5, 2002, B. Patrick Donnelly exercised stock options for 8,500 shares of Class A Common Stock, and on June 21, 2002, exercised stock options for 2,000 shares of Class A Common Stock at an average per share price of $14.28, through the Company's Non-employee Director Stock Option Plan.

CUSIP NO. 257870 10 5	13D	Page 43 of 57

(d)	N/A.
(e)	N/A.
Judith C. Donnelly
(a)	Judith C. Donnelly is the beneficial owner of 158,254 shares of the Company's Class A Common Stock, representing approximately 2.3% of the Company's outstanding shares of Class A Common Stock.
(b)	Number of shares as to which such persons have:
(i)	Sole power to vote or to direct the vote:

119,038 shares of Class A Common Stock, which includes (i) 14,219 shares of Class A Common Stock and 68,571 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, (ii) 9,248 shares of Class A Common Stock and 27,000 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Trustee of four trusts for Judith C. Donnelly's children, except that Judith C. Donnelly has granted B. Patrick Donnelly, III a Power of Attorney and Proxy to exercise sole voting power with regard to the Merger and the Merger Agreement with regard to the 14,219 shares of Class A Common Stock and the 68,571 shares of Class B Common Stock.

(ii)	Shared power to vote or to direct the vote:

122,006 shares of Class A Common Stock, which includes (i) 14,219 shares of Class A Common Stock and 68,571 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, (ii) 27,716 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Mehmet Tulu, Judith C. Donnelly's husband, (iii) 6,250 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Judith C. Donnelly and Mehmet Tulu as joint tenants, and (iv) 5,250 shares of Class A Common Stock held by Mehmet Tulu. Please note, however, that with respect to the 14,219 shares of Class A Common Stock and the 68,571 shares of Class B Common Stock, Judith C. Donnelly has the sole power to vote such shares except that she has granted B. Patrick Donnelly, III a Power of Attorney and Proxy to exercise sole voting power with regard to the Merger and Merger Agreement.

(iii)	Sole power to dispose or to direct the disposition of:

119,038 shares of Class A Common Stock, which includes (i) 14,219 shares of Class A Common Stock and 68,571 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, and (ii) 9,248 shares of Class A Common Stock and 27,000 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Trustee of four trusts for Judith C. Donnelly's children.

(iv)	Shared power to dispose or to direct the disposition of:

39,216 shares of Class A Common Stock, which includes (i) 6,250 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Judith C. Donnelly and Mehmet Tulu as joint tenants, (ii) 27,716 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Mehmet Tulu, and (iii) 5,250 shares of Class A Common Stock held by Mehmet Tulu.

CUSIP NO. 257870 10 5	13D	Page 44 of 57

(c)	Judith C. Donnelly has not effected any transactions in the securities of the Company during the past 60 days.
(d)	N/A.
(e)	N/A.
Michael N. Donnelly
(a)	Michael N. Donnelly is the beneficial owner of 69,803 shares of the Company's Class A Common Stock, representing approximately 1.0% of the Company's outstanding shares of Class A Common Stock.
(b)	Number of shares as to which such persons have:
(i)	Sole power to vote or to direct the vote:

63,353 shares of Class A Common Stock, which includes (i) 50,303 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, and (ii) 13,250 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Trustee of three trusts for Michael N. Donnelly's children, except that Michael N. Donnelly has granted B. Patrick Donnelly, III a Power of Attorney and Proxy to exercise sole voting power with regard to the Merger and the Merger Agreement with regard to the 50,303 shares of Class B Common Stock.

(ii)	Shared power to vote or to direct the vote:

69,803 shares of Class A Common Stock, which includes (i) 50,303 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, (ii) 13,250 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Trustee of three trusts for Michael N. Donnelly's children, and (iii) 6,250 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Michael N. Donnelly and Elaine Donnelly, Michael N. Donnelly's wife, as joint tenants. Please note, however, that with respect to the 50,303 shares of Class A Common Stock, Michael N. Donnelly has the sole power to vote such shares except that he has granted B. Patrick Donnelly, III a Power of Attorney and Proxy to exercise sole voting power with regard to the Merger and Merger Agreement.

(iii)	Sole power to dispose or to direct the disposition of:

63,353 shares of Class A Common Stock, which includes (i) 50,303 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, and (ii) 13,250 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Trustee of three trusts for Michael N. Donnelly's children.

(iv)	Shared power to dispose or to direct the disposition of:

6,250 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Michael N. Donnelly and Elaine Donnelly, Michael N. Donnelly's wife, as joint tenants.

CUSIP NO. 257870 10 5	13D	Page 45 of 57

(c)	Michael N. Donnelly has not effected any transactions in the securities of the Company during the past 60 days.
(d)	N/A.
(e)	N/A.
Fifth-Third Bank, Co-Trustee of the B. P. Donnelly Descendants Trust
(a)	Fifth-Third Bank, Co-Trustee of the B. P. Donnelly Descendants Trust, is the beneficial owner of 59,658 shares of the Company's Class A Common Stock, representing approximately 0.9% of the Company's outstanding shares of Class A Common Stock.

(b)	Number of shares as to which such persons have:
(i) Sole power to vote or to direct the vote: N/A.
(ii)	Shared power to vote or to direct the vote:

59,658 shares of Class A Common Stock, which includes 15,908 shares of Class A Common Stock and 43,750 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Co-Trustee of the B. P. Donnelly Descendants Trust, except that Fifth-Third Bank has granted B. Patrick Donnelly, III a Power of Attorney and Proxy to exercise sole voting power with regard to the Merger and the Merger Agreement.

(iii) Sole power to dispose or to direct the disposition of: N/A.
(iv)	Shared power to dispose or to direct the disposition of:

59,658 shares of Class A Common Stock, which includes 15,908 shares of Class A Common Stock and 43,750 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Co-Trustee of the B. P. Donnelly Descendants Trust.

(c)	There have been no transactions by the B. P. Donnelly Descendants Trust in the Company's securities during the past 60 days.
(d)	N/A.
(e)	N/A.
Bank One Trust Company, N.A., Trustee of the J. F. Donnelly Trust, and M. D. Martineau Trust, and Co-Trustee of the John F. Donnelly Residual Trust
(a)	Bank One Trust Company, N.A., Trustee of the J. F. Donnelly Trust, and M. D. Martineau Trust, and Co-Trustee of the John F. Donnelly Residual Trust, is the beneficial owner of 861,191 shares of the Company's Class A Common Stock, representing approximately 11.9% of the Company's outstanding shares of Class A Common Stock.

CUSIP NO. 257870 10 5	13D	Page 46 of 57

(b)	Number of shares as to which such persons have:
(i)	Sole power to vote or to direct the vote:

659,631 shares of Class A Common Stock, which includes (i) 223,045 shares of Class A Common Stock and 312,263 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Trustee of the J. F. Donnelly Trust, and (ii) 47,761 shares of Class A Common Stock and 76,562 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Trustee of the M. D. Martineau Trust, except that Bank One Trust Company, N.A. has granted the K. Donnelly Trust a Power of Attorney and Proxy for the shares held by the J.F. Donnelly Trust and the J. F. Donnelly Residual Trust, and granted Fernande M. Pruden a Power of Attorney and Proxy for 23,880 shares of Class A Common Stock and 38,281 shares of Class B Common Stock held by the M. D. Martineau Trust, to exercise sole voting power with regard to the Merger and the Merger Agreement.

(ii)	Shared power to vote or to direct the vote:

861,191 shares of Class A Common Stock, which includes (i) 223,045 shares of Class A Common Stock and 312,263 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Trustee of the J. F. Donnelly Trust, (ii) 47,761 shares of Class A Common Stock and 76,562 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Trustee of the M. D. Martineau Trust, and (iii) 83,983 shares of Class A Common Stock and 117,577 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Co-Trustee of the J. F. Donnelly Residual Trust. Please note that while Bank One Trust Company, N.A. otherwise has the sole power to vote with respect to the shares held by the J. F. Donnelly Trust and the M. D. Martineau Trust and shared power to vote with respect to the shares held by the J. F. Donnelly Residual Trust, Bank One Trust Company, N.A. has granted the K. Donnelly Trust a Power of Attorney and Proxy for the shares held by the J.F. Donnelly Trust and the J. F. Donnelly Residual Trust, and granted Fernande M. Pruden a Power of Attorney and Proxy for 23,880 shares of Class A Common Stock and 38,281 shares of Class B Common Stock held by the M. D. Martineau Trust, to exercise sole voting power with regard to the Merger and the Merger Agreement.

(iii)	Sole power to dispose or to direct the disposition of:

659,631 shares of Class A Common Stock, which includes (i) 223,045 shares of Class A Common Stock and 312,263 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Trustee of the J. F. Donnelly Trust, and (ii) 47,761 shares of Class A Common Stock and 76,562 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Trustee of the M. D. Martineau Trust.

(iv)	Shared power to dispose or to direct the disposition of:

201,560 shares of Class A Common Stock, which includes 83,983 shares of Class A Common Stock and 117,577 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Co-Trustee of the J. F. Donnelly Residual Trust.

(c)	There have been no transactions by the J. F. Donnelly, Trust, M. D. Martineau Trust or J. F. Donnelly Residual Trust in the Company's securities during the past 60 days.

CUSIP NO. 257870 10 5	13D	Page 47 of 57

(d)	N/A.
(e)	N/A.
Katherine S. Donnelly, Trustee of the K. Donnelly Trust
(a)	Katherine S. Donnelly, Trustee of the K. Donnelly Trust, is the beneficial owner of 1,235,290 shares of the Company's Class A Common Stock, representing approximately 16.6% of the Company's outstanding shares of Class A Common Stock.

(b)	Number of shares as to which such persons have:
(i)	Sole power to vote or to direct the vote:

1,235,290 shares of Class A Common Stock, which includes (i) 140,928 shares of Class A Common Stock and 197,301 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Trustee of the K. Donnelly Trust, (ii) 83,983 shares of Class A Common Stock and 117,577 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Co-Trustee with Bank One Trust Company, N.A. of the J. F. Donnelly Residual Trust, and (iii) 223,045 shares of Class A Common Stock and 312,263 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by the J. F. Donnelly Trust, and 70,951 shares of Class A Common Stock and 89,242 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Joan E. Donnelly over which the K. Donnelly Trust has the right to vote with regard to the Merger and the Merger Agreement.

(ii)	Shared power to vote or to direct the vote:

897,061 shares of Class A Common Stock, which includes (i) 83,983 shares of Class A Common Stock and 117,577 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Co-Trustee with Bank One Trust Company, N.A. of the J. F. Donnelly Residual Trust, and (ii) 223,045 shares of Class A Common Stock and 312,263 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by the J. F. Donnelly Trust. Please note that while Bank One Trust Company, N.A. otherwise has the sole power to vote with respect to the shares held by the J. F. Donnelly Trust and shared power to vote with respect to the shares held by the J. F. Donnelly Residual Trust, Bank One Trust Company, N.A. has granted the K. Donnelly Trust a Power of Attorney and Proxy for the shares held by the J. F. Donnelly Trust and the J. F. Donnelly Residual Trust to exercise sole voting power with regard to the Merger and the Merger Agreement.

(iii)	Sole power to dispose or to direct the disposition of:

338,229 shares of Class A Common Stock, which includes 140,928 shares of Class A. Common Stock and 197,301 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Trustee of the K. Donnelly Trust.

(iv)	Shared power to dispose or to direct the disposition of:

201,560 shares of Class A Common Stock, which includes 83,983 shares of Class A Common Stock and 197,301 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Co-Trustee with Bank One Trust Company, N.A. of the J. F. Donnelly Residual Trust.

CUSIP NO. 257870 10 5	13D	Page 48 of 57

(c)	Katherine S. Donnelly, Trustee of the K. Donnelly Trust, has not effected any transactions in the securities of the Company during the past 60 days.
(d)	N/A.
(e)	N/A.
John F. Donnelly, Jr., Trustee of the K. Donnelly Trust
(a)	John F. Donnelly, Jr. is the beneficial owner of 230,132 shares of the Company's Class A Common Stock, representing approximately 3.4% of the Company's outstanding shares of Class A Common Stock.
(b)	Number of shares as to which such persons have:
(i)	Sole power to vote or to direct the vote:

227,790 shares of Class A Common Stock, which includes (i) 91,012 shares of Class A Common Stock and 107,739 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, (ii) stock options exercisable within the next 60 days for 25,721 shares of Class A Common Stock, and (iii) 1,952 shares of Class A Common Stock and 1,366 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by John F. Donnelly, Jr. as custodian for his children.

(ii)	Shared power to vote or to direct the vote:

2,342 shares of Class A Common Stock, which includes 976 shares of Class A Common Stock and 1,366 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Banba Donnelly, John F. Donnelly, Jr.'s wife.

(iii)	Sole power to dispose or to direct the disposition of:

227,790 shares of Class A Common Stock, which includes (i) 91,012 shares of Class A Common Stock and 107,739 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, (ii) stock options exercisable within the next 60 days for 25,721 shares of Class A Common Stock, and (iii) 1,952 shares of Class A Common Stock and 1,366 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by John F. Donnelly, Jr. as custodian for his children.

(iv)	Shared power to dispose or to direct the disposition of:

2,342 shares of Class A Common Stock, which includes 976 shares of Class A Common Stock and 1,366 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Banba Donnelly, John F. Donnelly, Jr.'s wife.

(c)	On June 20, 2002, John F. Donnelly, Jr., exercised stock options for 48,780 shares of Class A Common Stock at an average price of $14.28 per share, through various Company employee stock option plans.

CUSIP NO. 257870 10 5	13D	Page 49 of 57

(d)	N/A.
(e)	N/A.
M. Susan Donnelly
(a)	M. Susan Donnelly is the beneficial owner of 153,247 shares of the Company's Class A Common Stock, representing approximately 2.2% of the Company's outstanding shares of Class A Common Stock.
(b)	Number of shares as to which such persons have:
(i)	Sole power to vote or to direct the vote:

153,247 shares of Class A Common Stock, which includes 63,098 shares of Class A Common Stock and 90,149 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days. Please note that M. Susan Donnelly disclaims any beneficial ownership of the 2,757 shares of Class A Common Stock and 3,859 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by M. Susan Donnelly as custodian for her children.

(ii)	Shared power to vote or to direct the vote:

N/A. Please note that M. Susan Donnelly disclaims any beneficial ownership of the 2,757 shares of Class A Common Stock and 3,859 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by M. Susan Donnelly as custodian for her children, and 1,296 shares of Class A Common Stock and 1,815 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Michael Cole, M. Susan Donnelly's husband.

(iii)	Sole power to dispose or to direct the disposition of:

153,247 shares of Class A Common Stock, which includes 63,098 shares of Class A Common Stock and 90,149 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days. Please note that M. Susan Donnelly disclaims any beneficial ownership of the 2,757 shares of Class A Common Stock and 3,859 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by M. Susan Donnelly as custodian for her children.

(iv)	Shared power to dispose or to direct the disposition of:

N/A. Please note that M. Susan Donnelly disclaims any beneficial ownership of the (i) 2,757 shares of Class A Common Stock and 3,859 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by M. Susan Donnelly as custodian for her children, and (ii) 1,296 shares of Class A Common Stock and 1,815 shares of Class B Common Stock, convertible into shares of Class A Common Stock within the next 60 days, held by Michael Cole, M. Susan Donnelly's husband.

(c)	M. Susan Donnelly has not effected any transactions in the securities of the Company during the past 60 days.

CUSIP NO. 257870 10 5	13D	Page 50 of 57

(d)	Damien and Siobhan Donnelly-Cole each have the right to receive dividends from or proceeds from the sale of the 2,757 shares of Class A Common Stock and 3,859 shares of Class B Common Stock.
(e)	N/A.
Joan E. Donnelly
(a)	Joan E. Donnelly is the beneficial owner of 164,535 shares of the Company's Class A Common Stock, representing approximately 2.4% of the Company's outstanding shares of Class A Common Stock.
(b)	Number of shares as to which such persons have:
(i)	Sole power to vote or to direct the vote:

164,535 shares of Class A Common Stock, which includes (i) 70,951 shares of Class A Common Stock and 89,242 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, (ii) stock options exercisable within the next 60 days for 2,000 shares of Class A Common Stock, and (iii) 976 shares of Class A Common Stock and 1,366 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Joan E. Donnelly as custodian for her child, except that Joan E. Donnelly has granted the K. Donnelly Trust a Power of Attorney and Proxy to exercise sole voting power with regard to the Merger and the Merger Agreement with regard to the 70,951 shares of Class A Common Stock and 89,242 shares of Class B Common Stock.

(ii)	Shared power to vote or to direct the vote:

162,535 shares of Class A Common Stock, which includes (i) 70,951 shares of Class A Common Stock and 89,242 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, and (ii) 976 shares of Class A Common Stock and 1,366 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Joan E. Donnelly as custodian for her child, except that Joan E. Donnelly has granted the K. Donnelly Trust a Power of Attorney and Proxy to exercise sole voting power with regard to the Merger and the Merger Agreement with regard to the 70,951 shares of Class B Common Stock and 89,242 shares of Class B Common Stock. Please note that Joan E. Donnelly disclaims any beneficial ownership of the 1,178 shares of Class A Common Stock and 1,651 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by David Taylor, Joan E. Donnelly's husband.

(iii)	Sole power to dispose or to direct the disposition of:

164,535 shares of Class A Common Stock, which includes (i) 70,951 shares of Class A Common Stock and 89,242 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, (ii) stock options exercisable within the next 60 days for 2,000 shares of Class A Common Stock, and (iii) 976 shares of Class A Common Stock and 1,366 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Joan E. Donnelly as custodian for her child.

(iv)	Shared power to dispose or to direct the disposition of:

N/A. Please note that Joan E. Donnelly disclaims any beneficial ownership of the 1,178 shares of Class A Common Stock and 1,651 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by David Taylor, Joan E. Donnelly's husband.

CUSIP NO. 257870 10 5	13D	Page 51 of 57

(c)	On June 20, 2002, Joan E. Donnelly exercised stock options for 8,500 shares of Class A Common Stock at $14.48 per share, through the Company's Non-employee Director Stock Option Plan
(d)	N/A.
(e)	N/A.
Thomas E. Leonard
(a)	Thomas E. Leonard is the beneficial owner of 140,573 shares of the Company's Class A Common Stock, representing approximately 2.0% of the Company's outstanding shares of Class A Common Stock.
(b)	Number of shares as to which such persons have:
(i)	Sole power to vote or to direct the vote:

98,340 shares of Class A Common Stock, which includes 16,750 shares of Class A Common Stock and 81,590 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days.

(ii)	Shared power to vote or to direct the vote:

42,233 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Co-Trustee of the Robert M. Leonard Trust under agreement dated March 8, 1965.

(iii)	Sole power to dispose or to direct the disposition of:

98,340 shares of Class A Common Stock, which includes 16,750 shares of Class A Common Stock and 81,590 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days.

(iv)	Shared power to dispose or to direct the disposition of:

42,233 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held as Co-Trustee of the Robert M. Leonard Trust under agreement dated March 8, 1965.

(c)	On June 5, 2002, Thomas E. Leonard exercised stock options for 8,000 shares of Class A Common Stock, on June 21, 2002, he exercised stock options for 500 shares of Class A Common Stock, and on June 24, 2002, he exercised stock options for 2,000 shares of Class A Common Stock at an average exercise price of $14.28 per share, through the Company's Non-employee Director Stock Option Plan.

(d)	N/A.
(e)	N/A.

CUSIP NO. 257870 10 5	13D	Page 52 of 57

Fernande M. Pruden
(a)	Fernande M. Pruden is the beneficial owner of 877,747 shares of the Company's Class A Common Stock, representing approximately 12.1% of the Company's outstanding shares of Class A Common Stock.
(b)	Number of shares as to which such persons have:
(i)	Sole power to vote or to direct the vote:

764,280 shares of Class A Common Stock, which includes (i) 205,192 shares of Class A Common Stock and 282,547 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Fernande M. Pruden and her retirement plans, and (ii) 23,880 shares of Class A Common Stock and 38,281 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by the M. D. Martineau Trust, and 44,662 shares of Class A Common Stock and 62,528 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Vincent Benjamin Pruden, and 44,662 shares of Class A Shares of Common Stock and 62,528 shares of Class B Common Stock held, convertible into Class A Common Stock within the next 60 days, held by Christine Marie Pruden, for which Fernande M. Pruden has sole voting power with regard to the Merger and the Merger Agreement, pursuant to a Power of Attorney and Proxy.

(ii)	Shared power to vote or to direct the vote:

390,008 shares of Class A Common Stock, which includes (i) 34,517 shares of Class A Common Stock and 16,788 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Rudolph P. Pruden, Fernande M. Pruden's husband, and his retirement plans, (ii) 47,761 shares of Class A Common Stock and 76,562 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by the M. D. Martineau Trust, and (iii) 44,662 shares of Class A Common Stock and 62,528 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Vincent Benjamin Pruden, and 44,662 shares of Class A Shares of Common Stock and 62,528 shares of Class B Common Stock held, convertible into Class A Common Stock within the next 60 days, held by Christine Marie Pruden. Please note, however, that with respect to the 23,880 shares of Class A Common Stock and the 38,281 shares of Class B Common Stock, the M. D. Martineau Trust has the sole power to vote such shares except that it has granted Fernande M. Pruden a Power of Attorney and Proxy to exercise sole voting power with regard to the Merger and Merger Agreement.

(iii)	Sole power to dispose or to direct the disposition of:

487,739 shares of Class A Common Stock, which includes 205,192 shares of Class A Common Stock and 282,547 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by Fernande M. Pruden and her retirement plans.

(iv)	Shared power to dispose or to direct the disposition of:

51,305 shares of Class A Common Stock, which includes 34,517 shares of Class A Common Stock and 16,788 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, held by held by Rudolph P. Pruden, Fernande M. Pruden's husband, and his retirement plans.

CUSIP NO. 257870 10 5	13D	Page 53 of 57

(c)	On June 7, 2002, Rudolph P. Pruden exercised stock options for 8,000 shares of Class A Common Stock, and on June 24, 2002, for 2,500 shares of Class A Common Stock at an average exercise price of $14.28 per share, through the Company's Non-employee Director Stock Option Plan.

(d)	N/A.
(e)	N/A.
Christine Marie Pruden
(a)	Christine Marie Pruden is the beneficial owner of 107,190 shares of the Company's Class A Common Stock, representing approximately 1.6% of the Company's outstanding shares of Class A Common Stock.
(b)	Number of shares as to which such persons have:
(i)	Sole power to vote or to direct the vote:

107,190 shares of Class A Common Stock, which includes 44,662 shares of Class A Common Stock and 62,528 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, except that Christine Marie Pruden has granted Fernande M. Pruden Power of Attorney and Proxy to exercise sole voting power with regard to the Merger and the Merger Agreement.

(ii)	Shared power to vote or to direct the vote:

107,190 shares of Class A Common Stock, which includes 44,662 shares of Class A Common Stock and 62,528 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, over which Christine Marie Pruden otherwise has the sole power to vote, except that she has granted Fernande M. Pruden Power of Attorney and Proxy to exercise sole voting power with regard to the Merger and the Merger Agreement.

(iii)	Sole power to dispose or to direct the disposition of:

107,190 shares of Class A Common Stock, which includes 44,662 shares of Class A Common Stock and 62,528 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days.

(iv) Shared power to dispose or to direct the disposition of: N/A.
(c)	Christine Marie Pruden has not effected any transactions in the securities of the Company during the past 60 days.
(d)	N/A.
(e)	N/A.
Vincent Benjamin Pruden
(a)	Vincent Benjamin Pruden is the beneficial owner of 107,190 shares of the Company's Class A Common Stock, representing approximately 1.6% of the Company's outstanding shares of Class A Common Stock.

CUSIP NO. 257870 10 5	13D	Page 54 of 57

(b)	Number of shares as to which such persons have:
(i)	Sole power to vote or to direct the vote:

107,190 shares of Class A Common Stock, which includes 44,662 shares of Class A Common Stock and 62,528 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, except that Vincent Benjamin Pruden has granted Fernande M. Pruden Power of Attorney and Proxy to exercise sole voting power with regard to the Merger and the Merger Agreement.

(ii)	Shared power to vote or to direct the vote:

107,190 shares of Class A Common Stock, which includes 44,662 shares of Class A Common Stock and 62,528 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days, over which Vincent Benjamin Pruden otherwise has the sole power to vote, except that he has granted Fernande M. Pruden Power of Attorney and Proxy to exercise sole voting power with regard to the Merger and the Merger Agreement.

(iii)	Sole power to dispose or to direct the disposition of:

107,190 shares of Class A Common Stock, which includes 44,662 shares of Class A Common Stock and 62,528 shares of Class B Common Stock, convertible into Class A Common Stock within the next 60 days.

(iv) Shared power to dispose or to direct the disposition of: N/A.
(c)	Vincent Benjamin Pruden has not effected any transactions in the securities of the Company during the past 60 days.
(d)	N/A.
(e)	N/A.

The calculation of ownership percentage for each group member contained in this Schedule 13D is based on 6,741,529 shares of Class A Common Stock shown as issued and outstanding as of June 24, 2002, and shares of common stock subject to conversions, options and warrants held by such group member are deemed outstanding.

Item 6	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

(1)	For a Summary of the material provisions of the Shareholders' Agreement, please see Item 4 of this Schedule 13D. This summary is not intended to be complete and reference is made to the Shareholders' Agreement, attached as Exhibit 99.1, for a complete description of the arrangements with respect to certain shares of the Company's Class A and Class B Common Stock. The Shareholders' Agreement will terminate and be of no further force and effect upon a valid termination of the Merger Agreement pursuant to its terms.

CUSIP NO. 257870 10 5	13D	Page 55 of 57

(2)	Listed below, in bold and underlined, are each of the Signing Shareholders to the Shareholders' Agreement, and immediately beneath each Signing Shareholder is a list of certain other shareholders that provided such Signing Shareholder with a Power of Attorney and Proxy whereby such other Shareholder granted such Signing Shareholder an irrevocable proxy, with full power of substitution, to vote all beneficially owned shares of the Company that the Shareholder is entitled to vote at any meeting of the Company's Shareholders (whether an annual or special and whether or not an adjourned or postponed meeting) only with respect to the matters set forth in and in accordance with the terms of Section 4(a) of the Shareholders' Agreement. For a complete description of the arrangements between the Shareholders and Signing Shareholders with respect to the Power of Attorney and Proxy, please see the attached Exhibit 99.2.

The McNeive Trust
None
The J. Krahmer Trust
The C. Krahmer Trust

The Copps Trust
Thomas H. Copps
Catherine A. Copps-Heldt

The B. P. Donnelly Trust

The V. Donnelly Trust

The B. D. V. D Trust

B. Patrick Donnelly, III
Moira Donnelly
Monica Donnelly
Stephen J. Donnelly
Judith C. Donnelly
Michael N. Donnelly
The B. P. Donnelly Descendants Trust

The K. Donnelly Trust
J. F. Donnelly Trust
J. F. Donnelly Residual Trust
Joan E. Donnellly

M. Susan Donnelly
None

John F. Donnelly, Jr.
None

Thomas E. Leonard
None

Fernande M. Pruden
M. D. Martineau Trust
Christine Marie Pruden
Vincent Benjamin Pruden

Item 7	Materials to be filed as Exhibits.

Exhibit 2.1	Agreement and Plan of Merger dated as of June 25, 2002, among Magna International Inc., an Ontario corporation, Magna Mirrors Acquisition Corp., a Michigan corporation, and Donnelly Corporation, a Michigan corporation.

CUSIP NO. 257870 10 5	13D	Page 56 of 57

Exhibit 99.1	Shareholders' Agreement dated as of June 25, 2002, among Magna International Inc., an Ontario corporation, Magna Mirrors Acquisition Corp., a Michigan corporation, Donnelly Export Corporation, a Michigan corporation, and the other persons listed on the signature page thereof.

Exhibit 99.2	Powers of Attorney and Proxies for the Shareholders.
Exhibit 99.3	Powers of Attorney for Schedule 13D.

CUSIP NO. 257870 10 5	13D	Page 57 of 57

SIGNATURE:

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 2, 2002

/s/ Lori Klokkert Lori Klokkert, Attorney-in-Fact

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

AMONG

MAGNA INTERNATIONAL INC.,

MAGNA MIRRORS ACQUISITION CORP.

AND

DONNELLY CORPORATION

Dated as of June 25, 2002

TABLE OF CONTENTS

                                                                                                     Page

                                                 ARTICLE I

                                                THE MERGER

Section 1.6      Parent to Make Certificates and Cash Available; Transfer Taxes;

Section 1.11     No Further Ownership Rights in Company Common Stock; Old Company

                                                ARTICLE II

                             REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

i

                                               ARTICLE III

                              REPRESENTATIONS AND WARRANTIES OF THE COMPANY

                                                ARTICLE IV

                                COVENANTS RELATING TO CONDUCT OF BUSINESS

                                                ARTICLE V

                                          ADDITIONAL AGREEMENTS

                                                ARTICLE VI

                                    CONDITIONS PRECEDENT TO THE MERGER

Section 6.1      Conditions to Each Party's Obligation to Effect the Merger ...........................42

Section 6.2      Conditions to Obligation of the Company to Effect the Merger .........................43

Section 6.3      Conditions to Obligations of Parent and Sub to Effect the Merger .....................44

                                               ARTICLE VII

                                    TERMINATION, AMENDMENT AND WAIVER

                                               ARTICLE VIII

                                            GENERAL PROVISIONS

v

                                        Location of Defined Terms

Defined Term                                                                                      Section

Agreement........................................................................................Recitals
Average Price......................................................................................1.5(c)
Blue Sky Laws.........................................................................................2.4
Certificate of Merger.................................................................................1.2
Certificates.......................................................................................1.6(b)
Chinese Joint Ventures................................................................................8.3
Closing..............................................................................................1.15
Closing Date.........................................................................................1.15
Code.............................................................................................Recitals
Commitments...........................................................................................3.8
Company..........................................................................................Recitals
Company Annual Report.................................................................................3.2
Company Articles of Incorporation..................................................................1.4(a)
Company Class A Common Stock.....................................................................Recitals
Company Class B Common Stock.....................................................................Recitals
Company Closing Certificate........................................................................6.3(a)
Company Common Stock.............................................................................Recitals
Company Debt.........................................................................................5.15
Company Letter................................................................................Article III
Company Liability Policies...........................................................................3.18
Company Material Adverse Effect....................................................................3.1(a)
Company Permits.......................................................................................3.8
Company Plan......................................................................................3.12(h)
Company Policies.....................................................................................3.18
Company Preferred Stock...............................................................................3.2
Company Required Vote................................................................................3.25
Company SEC Documents.................................................................................3.5
Company 7 1/2% Preferred..............................................................................3.2
Company Stock Options.................................................................................3.2
Company Stock Plans...................................................................................3.2
Confidentiality Agreement.............................................................................5.4
Constituent Corporations.........................................................................Recitals
DOL...............................................................................................3.12(a)
Donnelly Export..................................................................................Recitals
EBITDA................................................................................................2.1
EC Merger Regulation..................................................................................2.4
Effective Time........................................................................................1.2
Encumbrances......................................................................................3.15(b)
Environmental Laws...................................................................................3.17
Environmental Permits................................................................................3.17
ERISA.............................................................................................3.12(a)
ERISA Affiliate...................................................................................3.12(h)
Exchange Act..........................................................................................2.4
Exchange Agent.....................................................................................1.6(a)
Exchange Fund......................................................................................1.6(a)

Exchange Ratio.....................................................................................1.5(c)
Filing Office.........................................................................................1.2
Financial Statements..................................................................................3.5
GAAP..................................................................................................3.5
Gains Taxes..........................................................................................5.10
Governmental Entity...................................................................................2.4
Hazardous Substances.................................................................................3.17
Hohe.................................................................................................3.31
Hohe Call Options....................................................................................3.31
Hohe Call Option Closings............................................................................5.19
Hohe Holders.........................................................................................3.31
HSR Act...............................................................................................2.4
IRS...................................................................................................3.9
Indemnified Parties..................................................................................5.12
Intellectual Property.............................................................................3.14(b)
Joint Venture........................................................................................3.31
Lien..................................................................................................2.4
Mailing Date.......................................................................................5.2(a)
MBCA..................................................................................................1.1
Market Price.......................................................................................1.5(c)
Marks.............................................................................................3.14(a)
Medical Benefits..................................................................................5.18(d)
Merger...........................................................................................Recitals
Merger Consolidation Increase Notice...............................................................7.1(g)
Multiemployer Plan................................................................................3.12(h)
Multiple Employer Plan............................................................................3.12(h)
New Company Stock Options.............................................................................3.2
Non-Controlled Subsidiaries...........................................................................8.3
non-wholly owned Subsidiary..........................................................................3.31
NYSE...............................................................................................1.5(c)
Old Company Stock Options.............................................................................3.2
Other Plans...........................................................................................3.2
Parent...........................................................................................Recitals
Parent Class B Stock..................................................................................2.2
Parent Closing Certificate.........................................................................6.2(a)
Parent Common Stock..............................................................................Recitals
Parent Hohe Request..................................................................................5.19
Parent Letter..................................................................................Article II
Parent MAE Notice..................................................................................6.2(d)
Parent Material Adverse Effect........................................................................2.1
Parent Preferred Stock................................................................................2.2
Parent SEC Documents...........................................................................Article II
Parent Stock..........................................................................................2.2
Parent Stock Price.................................................................................1.5(c)
PBGC..............................................................................................3.12(a)
Permits..............................................................................................3.17
Principal Shareholders...........................................................................Recitals

Proxy Statement/Prospectus............................................................................2.5
Registration Statement................................................................................2.3
Rule 145 Affiliates...................................................................................5.5
Salomon Smith Barney.................................................................................3.21
SEC............................................................................................Article II
Securities Act........................................................................................2.3
Shareholders' Agreement..........................................................................Recitals
Special Meeting..................................................................................Recitals
Special Meeting Resumption Date....................................................................7.1(g)
Sub..............................................................................................Recitals
Sub Common Stock...................................................................................1.5(a)
Sub Preferred Stock................................................................................1.5(d)
Subsidiary............................................................................................8.3
Subsidiary and Joint Venture Agreements..............................................................3.31
Superior Proposal.....................................................................................5.1
Surviving Corporation.................................................................................1.1
Takeover Proposal..................................................................................4.2(a)
Taxes.................................................................................................3.9
Tax Return............................................................................................3.9
Termination Fee....................................................................................5.7(b)
TSE...................................................................................................2.4
wholly owned Subsidiary...............................................................................8.3
1998 Plan.............................................................................................3.2

AGREEMENT AND PLAN OF MERGER

        AGREEMENT AND PLAN OF MERGER dated as of June 25, 2002 (this "Agreement"), among Magna International Inc., an Ontario corporation ("Parent"), Magna Mirrors Acquisition Corp., a Michigan corporation and a wholly owned subsidiary of Parent ("Sub"), and Donnelly Corporation, a Michigan corporation (the "Company" and, together with Sub, the "Constituent Corporations").

W I T N E S S E T H:

        WHEREAS the respective Boards of Directors of Parent, Sub and the Company have approved the merger of Sub with and into the Company (the "Merger"), upon the terms and subject to the conditions set forth herein, whereby each issued and outstanding share of (a) Class A Common Stock, par value $.10 per share, of the Company ("Company Class A Common Stock") and (b) Class B Common Stock, par value $.10 per share, of the Company ("Company Class B Common Stock" and, together with the Company Class A Common Stock, the "Company Common Stock"), not owned by Parent, the Company or their respective wholly owned Subsidiaries (as hereinafter defined) will be converted into the right to receive a fraction of a Class A Subordinate Voting Share, without par value, of Parent ("Parent Common Stock");

        WHEREAS the Board of Directors of the Company has unanimously approved this Agreement and intends to submit this Agreement to the holders of the Company Common Stock for their consideration at a special meeting of shareholders (the "Special Meeting") for the purpose of approving this Agreement and the Merger;

        WHEREAS Parent, Sub, Donnelly Export Corporation, a Michigan corporation ("Donnelly Export"), and certain of the holders of the Company Class B Common Stock (collectively, the "Principal Shareholders") have entered into a Shareholders' Agreement (including an irrevocable proxy) of even date herewith (the "Shareholders' Agreement"), pursuant to which, among other things, each Principal Shareholder has agreed to vote the shares held or controlled by it in favor of the Merger and this Agreement;

        WHEREAS the Principal Shareholders in the aggregate hold or control shares of Company Common Stock that, as of June 7, 2002, represented an aggregate of approximately 72% of the total voting power of all currently outstanding shares of voting stock of the Company with respect to approval of the Merger;

        WHEREAS the respective Boards of Directors of each of Parent, Sub and, as of the date hereof, the Company have determined that the Merger upon the terms and subject to the conditions of this Agreement would be advantageous and beneficial to their respective corporations and that such transaction is consistent with and in furtherance of such entities' respective long-term business strategies; and

        WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code").

        NOW, THEREFORE, in consideration of the premises, representations, warranties and agreements herein contained, the parties agree as follows:

ARTICLE I

THE MERGER

        Section 1.1    The Merger. Upon the terms and subject to the conditions hereof, and in accordance with the Michigan Business Corporation Act (the "MBCA"), Sub shall be merged with and into the Company at the Effective Time (as defined in Section 1.2). Following the Merger, the separate corporate existence of Sub shall cease and the Company shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights and obligations of Sub in accordance with the MBCA.

        Section 1.2    Effective Time. Upon the terms and subject to the conditions hereof, a Certificate of Merger (the "Certificate of Merger") shall be duly prepared and executed by the Company and Sub and thereafter delivered to the Department of Consumer and Industry Services, Bureau of Corporations, Securities and Land Development of the State of Michigan (the "Filing Office") for filing as provided in the MBCA as soon as practicable on the Closing Date (as defined in Section 1.15). The Merger shall become effective upon the filing of the Certificate of Merger with the Filing Office or at such other later date or time as the Constituent Corporations shall agree as specified in the Certificate of Merger (the time the Merger becomes effective being the "Effective Time").

        Section 1.3    Effects of the Merger. The Merger will have the effects set forth in this Agreement and the MBCA. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the rights, privileges, immunities, powers and franchises of the Company and of Sub and all the property (real, personal and mixed) of the Company and of Sub and all debts due to either the Company or Sub on any account, and all choses in action, and every other interest of or belonging to or due to either the Company or Sub, will vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation and may be enforced against the Surviving Corporation to the same extent as if such debts, liabilities, obligations, restrictions, disabilities and duties had been incurred or contracted by the Surviving Corporation. The title to any real estate or any interest therein vested, by deed or otherwise, in the Company or Sub shall not revert or in any way become impaired by reason of the Merger.

        Section 1.4    Charter and By-laws; Directors; Officers.

        (a)  At the Effective Time, the Second Restated and Amended Articles of Incorporation of the Company, as amended (the "Company Articles of Incorporation"), shall be amended to be identical to the Articles of Incorporation of Sub, as in effect immediately prior to the Effective Time, and shall be the Articles of Incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable law; provided, however, that, at the Effective Time, Article I of the Company Articles of Incorporation shall be amended to read in its entirety as follows: "The name of the corporation is Donnelly Corporation." At the Effective Time, the By-laws of Sub, as in effect immediately prior to the Effective Time, shall be the By-laws of the Surviving Corporation until thereafter changed or amended as provided therein or in the Articles of Incorporation of the Surviving Corporation or by applicable law.

        (b)  The directors of Sub at the Effective Time shall be the directors of the Surviving Corporation, each to hold office from the Effective Time in accordance with the Articles of Incorporation and By-laws of the Surviving Corporation until his or her successor is duly elected and qualified.

        (c)  The officers of Sub at the Effective Time shall be the officers of the Surviving Corporation, each to hold office from the Effective Time in accordance with the Articles of Incorporation and By-laws of the Surviving Corporation and until his or her successor is duly appointed and qualified.

        (d)  At the Effective Time, the Surviving Corporation will file with the Filing Office a certificate to do business as Magna Donnelly Corporation.

        Section 1.5    Conversion of Securities and Issuance of Surviving Corporation Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities of the Constituent Corporations:

        (a)  Each share of Common Stock of Sub ("Sub Common Stock") issued and outstanding immediately prior to the Effective Time shall be converted into one newly issued, fully paid and nonassessable share of Preferred Stock of the Surviving Corporation.

        (b)  All shares of Company Common Stock that are held by Parent, Sub or any wholly owned subsidiary of the Company, Parent or Sub shall be cancelled and no cash, capital stock of Parent or other consideration shall be delivered in exchange therefor.

        (c)  Subject to Sections 1.8 and 1.10, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled as set forth in Section 1.5(b)) shall be converted into the right to receive the Exchange Ratio (as hereinafter defined) of validly issued, fully paid and nonassessable shares of Parent Common Stock. The "Exchange Ratio" shall be a number equal to the quotient, rounded to the nearest thousandth, or if there shall not be a nearest thousandth, the next higher thousandth, of (x) $28.00 divided by (y) the Market Price (as hereinafter defined) of a share of Parent Common Stock on the New York Stock Exchange, Inc. ("NYSE") trading day immediately preceding the date of the Effective Time (the "Parent Stock Price"); provided, however, that in no event (except as set forth in the next two provisos to this sentence) shall the Exchange Ratio be (A) less than an amount equal to the quotient of $28.00 divided by $80.00 or (B) greater than an amount equal to the quotient of $28.00 divided by $61.00; provided, however, that in the event that Parent delivers to the Company the Merger Consideration Increase Notice pursuant to Section 7.1(g), the Exchange Ratio shall instead be as set forth therein; and provided further, that, in the event of any adjustment of the Exchange Ratio pursuant to Section 1.10, all such dollar amounts shall be commensurately adjusted, as mutually agreed by Parent and the Company, each acting reasonably and in good faith. All such shares of Company Common Stock, when so converted, shall no longer be outstanding and shall automatically cease to exist and each holder thereof or of a Certificate (as hereinafter defined) representing any such shares shall cease to have any rights with respect thereto, except that each holder of such a Certificate shall have the right to receive (i) any dividends and other distributions (paid with respect to shares of Parent Common Stock) in accordance with Section 1.7, (ii) certificates representing the shares of Parent Common Stock into which such shares are converted and (iii) any cash (without interest) in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor in accordance with Section 1.8, all upon the surrender of such Certificate in accordance with Section 1.6. The "Market Price" on any date means the average of the Average Prices (as hereinafter defined) for the 20 consecutive NYSE trading days immediately preceding such date. The "Average Price" for any date means the average of the daily high and low prices per share of Parent Common Stock as reported on the NYSE Composite Transactions reporting system (as published in The Wall Street Journal or, if not published therein, in another authoritative source reasonably selected by Parent).

        (d)  The Surviving Corporation shall issue at the Effective Time to Parent 1,000 shares of Common Stock of the Surviving Corporation in consideration for the issuance by Parent of Parent Common Stock contemplated by Section 1.5(c) and payment by Parent of cash as contemplated by Section 1.8.

        Section 1.6    Parent to Make Certificates and Cash Available; Transfer Taxes; Withholding.

        (a)  Parent shall authorize such person or persons as shall be reasonably acceptable to the Company to act as Exchange Agent hereunder (the "Exchange Agent"). As soon as practicable after the Effective Time, Parent shall deposit with the Exchange Agent, in trust for the holders of shares of Company Common Stock converted in the Merger, certificates representing the shares of Parent Common Stock issuable and the cash then payable pursuant to Sections 1.7 and 1.8 (such shares of Parent Common Stock and cash, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund"). The Exchange Agent shall invest any cash included in the Exchange Fund, as directed by Parent, on a daily basis. Any interest or other income resulting from such investments shall be paid to Parent.

        (b)  As soon as practicable after the Effective Time, the Exchange Agent shall mail to each record holder of a certificate or certificates, which immediately prior to the Effective Time represented outstanding shares of Company Common Stock converted in the Merger (the "Certificates"), a letter of transmittal in form reasonably acceptable to Parent (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon actual delivery of the Certificates to the Exchange Agent, and shall contain instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock). Upon surrender for cancellation to the Exchange Agent of all Certificates held by any record holder of a Certificate, together with such letter of transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock into which the shares represented by the surrendered Certificate shall have been converted at the Effective Time pursuant to this Article I, and cash in lieu of any fractional shares of Parent Common Stock in accordance with Section 1.8 and any dividends or other distributions in accordance with Section 1.7, and any Certificate so surrendered shall forthwith be cancelled by the Exchange Agent. No interest shall be paid or shall accrue on any cash payable upon surrender of any Certificate.

        (c)  Each share of Parent Common Stock into which a share of Company Common Stock shall be converted shall be validly issued, fully paid and nonassessable, and shall be deemed to have been issued at the Effective Time. All shares of Parent Common Stock shall be issued directly by Parent and no shares of Parent Common Stock shall at any time be held by the Surviving Corporation. If any certificate representing shares of Parent Common Stock or cash or other property is to be issued or delivered in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of such exchange that the Certificate so surrendered shall be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange shall pay to the Exchange Agent any transfer or other taxes required by reason of the issuance of certificates for such shares of Parent Common Stock in a name other than that of the registered holder of the Certificate surrendered, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not applicable. Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as Parent or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code or under any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock in respect of which such deduction and withholding was made by Parent or the Exchange Agent. The valuation of any such deductions and withholdings shall be effected by the Exchange Agent in a manner consistent with Section 1.8.

        Section 1.7    Dividends. No dividends or other distributions that are declared on or after the Effective Time on the shares of Parent Common Stock, or are payable to the holders of record thereof on or after the Effective Time, will be paid to any person entitled by reason of the Merger to receive a certificate representing shares of Parent Common Stock until such person surrenders the related Certificate or Certificates, as provided in this Article I. Subject to the effect of applicable law, there shall be paid to each record holder of a new certificate representing such shares of Parent Common Stock: (i) at the time of such surrender or as promptly as practicable thereafter, the amount, if any, of any dividends or other distributions theretofore paid with respect to the shares of Parent Common Stock represented by such new certificate and having a record date on or after the Effective Time and a payment date prior to such surrender and (ii) at the appropriate payment date or as promptly as practicable thereafter, the amount, if any, of any dividends or other distributions payable with respect to such shares of Parent Common Stock and having a record date on or after the Effective Time but prior to such surrender and a payment date on or subsequent to such surrender. In no event shall the person entitled to receive such dividends or other distributions be entitled to receive interest on such dividends or other distributions.

        Section 1.8    No Fractional Securities. No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates pursuant to this Article I, and no Parent dividend or other distribution, stock split or reclassification shall relate to any fractional share, and no fractional share shall entitle the owner thereof to vote or to any other rights of a security holder of Parent. In lieu of any such fractional share, each holder of Company Common Stock who would otherwise have been entitled to a fraction of a share of Parent Common Stock upon surrender of Certificates for exchange pursuant to this Article I will be paid an amount in cash (without interest), rounded to the nearest cent, determined by multiplying (i) the Market Price of a share of Parent Common Stock on the NYSE trading day immediately prior to the date of the Effective Time by (ii) the fractional interest to which such holder would otherwise be entitled. As promptly as practicable after the determination of the amount of cash to be paid to holders of fractional share interests, the Exchange Agent shall so notify Parent, and Parent shall deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional share interests subject to and in accordance with the terms of this Article I. For purposes of paying such cash in lieu of fractional shares, all Certificates surrendered for exchange by a Company shareholder shall be aggregated, and no such Company shareholder will receive cash in lieu of fractional shares in an amount equal to or greater than the value as so determined of one full share of Parent Common Stock with respect to such Certificates surrendered.

        Section 1.9      Return of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the former shareholders of the Company for one year after the Effective Time shall be delivered to Parent and any such former shareholders who have not theretofore complied with this Article I shall thereafter look only to Parent for payment of their claim for shares of Parent Common Stock into which such shares of Company Common Stock are convertible, any cash in lieu of fractional shares of Parent Common Stock and any dividends or distributions with respect to shares of Parent Common Stock. Neither Parent nor Surviving Corporation shall be liable to any former holder of Company Common Stock for any such shares of Parent Common Stock, dividends and distributions held in the Exchange Fund which is delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

        Section 1.10    Adjustment of Exchange Ratio. In the event that, prior to the Effective Time, Parent effects any reclassification, reorganization, stock split, reverse stock split, combination, stock dividend or other similar event with respect to shares of Parent Common Stock, any change or conversion of Parent Common Stock into other securities or any cash dividend (other than regular quarterly cash dividends of Parent) or other distribution with respect to the shares of Parent Common Stock, appropriate and proportionate adjustments shall be made to the Exchange Ratio (or, in the case of such a reclassification, reorganization, combination, change, conversion or other distribution, an equitable adjustment shall be made to the consideration to be received by holders of Company Common Stock in the Merger), as mutually agreed by Parent and the Company, each acting reasonably and in good faith, and all references to the Exchange Ratio in this Agreement shall be deemed to be to the Exchange Ratio as so adjusted.

        Section 1.11    No Further Ownership Rights in Company Common Stock; Old Company Stock Options. All shares of Parent Common Stock and cash issued or paid upon the surrender for exchange of Certificates in accordance with the terms hereof (including any cash or other property paid pursuant to Sections 1.7 and 1.8) shall be deemed to have been issued in full satisfaction of all rights pertaining to the shares of Company Common Stock represented by such Certificates, subject, however, to the Surviving Corporation's obligation to pay any dividends or make any other distributions with a record date prior to the Effective Time which may have been declared or made by the Company on such shares of Company Common Stock in accordance with the terms of this Agreement or prior to the date of this Agreement and which remain unpaid at the Effective Time. As contemplated by Section 3.30, all Old Company Stock Options (as defined in Section 3.2) that are not duly exercised by the holders thereof prior to the Effective Time shall terminate and be of no further force and effect and shall not give rise to any claim against the Surviving Corporation by such holders.

        Section 1.12    Closing of Company Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and no transfer of shares of Company Common Stock shall thereafter be made on the records of the Company. If, after the Effective Time, Certificates are presented to the Surviving Corporation, the Exchange Agent or Parent, such Certificates shall be cancelled and exchanged as provided in this Article I.

        Section 1.13    Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and the posting by such person of a bond, in such reasonable amount as Parent or the Exchange Agent may direct (but consistent with the practices Parent applies to its own shareholders) as indemnity against any claim that may be made against them with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and/or cash or other property payable pursuant to this Article I.

        Section 1.14    Further Assurances. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either of the Constituent Corporations, or (b) otherwise to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either of the Constituent Corporations, all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either Constituent Corporation, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation's right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of such Constituent Corporation and otherwise to carry out the purposes of this Agreement.

        Section 1.15    Closing. The closing of the Merger (the "Closing") and all actions contemplated by this Agreement to occur at the Closing shall take place at the offices of Sidley Austin Brown & Wood LLP, 787 Seventh Avenue, New York, New York, at 10:00 a.m., New York City time, on a date to be specified by the parties, which (subject to fulfillment or waiver of the conditions set forth in Article VI) shall (subject to Sections 6.2(d) and (e)) be no later than the business day following the day on which the last of the conditions set forth in Article VI shall have been fulfilled or waived (other than those that this Agreement contemplates will be satisfied at or immediately prior to the Effective Time) or at such other time and place as Parent and the Company shall agree (the "Closing Date").

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF PARENT AND SUB

        Except as disclosed in Parent's Annual Report on Form 40-F for the year ended December 31, 2001 or Parent's Report on Form 6-K dated April 4, 2002, in each case in the form filed by Parent with the Securities and Exchange Commission (the "SEC"), including the exhibits thereto (the "Parent SEC Documents"), or in the letter dated the date hereof and delivered on the date hereof by Parent to the Company, which letter relates to this Agreement and is designated therein as the Parent Letter (the "Parent Letter"), each of Parent and Sub represents and warrants to the Company as follows:

        Section 2.1    Organization, Standing and Power. Each of Parent and Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing or in good standing or to have such power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. For all purposes of this Agreement, a "Parent Material Adverse Effect" shall mean a material adverse effect on the assets, liabilities, equity, business, operations, results of operations, condition (financial or otherwise) or prospects of Parent and its Subsidiaries, taken as a whole, excluding such effects resulting from events or occurrences related to general economic or market conditions or conditions affecting the automotive industry in general; provided that, for all purposes of this Agreement, and without limiting the generality of the foregoing, a Parent Material Adverse Effect shall be deemed to have occurred in the event of any liability of, effect on or claim against Parent or any of its Subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have a pre-tax effect of (i) in the case of any one-time effect, $500 million or greater, and (ii) in the case of any recurring effect, an average of $100 million or greater per fiscal year for two or more years, in either case on the consolidated assets, liabilities, equity, earnings before interest, taxes, depreciation and amortization ("EBITDA") or net income of Parent in any one or more fiscal quarters or other financial periods.

        Section 2.2    Capital Structure. At the date hereof, the authorized stock of Parent consists of (i) an unlimited number of shares of Parent Common Stock, (ii) 1,412,341 Class B Shares, without par value ("Parent Class B Stock" and, together with the Parent Common Stock, the "Parent Stock"), and (iii) 99,760,000 preference shares, without par value (the "Parent Preferred Stock"). At the close of business on May 21, 2002, 82,633,675 shares of Parent Common Stock, 1,096,509 shares of Parent Class B Stock and no shares of Parent Preferred Stock were issued and outstanding. As of the close of business on June 21, 2002, except as set forth in Section 2.2 of the Parent Letter or as disclosed in the Parent SEC Documents, there are no options, warrants, calls, rights, securities or agreements to which Parent is a party or by which it is bound obligating Parent to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock of Parent or obligating Parent to grant, extend or enter into any such option, warrant, call, right, security or agreement. At the date hereof, the capital stock of Sub consists of 1,000 shares of Sub Common Stock and 1,000 shares of Preferred Stock, par value $.01 per share, of Sub ("Sub Preferred Stock"), of which, as of the date of this Agreement, 1,000 shares of Sub Common Stock were issued and outstanding, all of which shares were owned directly by Parent and no shares of Sub Preferred Stock were outstanding.

        Section 2.3    Authority. Each of Parent and Sub has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by each of Parent and Sub and the consummation of the Merger and of the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of each of Parent and Sub. This Agreement has been duly executed and delivered by each of Parent and Sub and, assuming the due authorization, execution and delivery hereof by the Company, constitutes a valid and binding obligation of Parent and Sub, enforceable against Parent and Sub in accordance with its terms, except to the extent enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by general principles governing the availability of equitable remedies. The filing of a registration statement on Form F-4 with the SEC by Parent under the Securities Act of 1933, as amended (together with the rules and regulations promulgated thereunder, the "Securities Act"), for the purpose of registering the Parent Common Stock to be issued in connection with the Merger as contemplated by this Agreement (together with any amendments or supplements thereto, whether prior to or after the effective date thereof, and including all information incorporated by reference therein, the "Registration Statement") has been duly authorized by Parent's Board of Directors.

        Section 2.4    Consents and Approvals; No Violation. No filing or registration with, or authorization, consent or approval of, any domestic (federal, state or local), foreign (federal, state, provincial, territorial or local) or supranational court, governmental body, regulatory agency, authority, commission, tribunal or securities exchange (a "Governmental Entity") is required by or with respect to Parent, Sub or any of their respective Subsidiaries in connection with the execution and delivery of this Agreement by Parent or Sub or is necessary for the consummation of the Merger and the other transactions contemplated by this Agreement, except (i) the filing of a premerger notification and report form by Parent under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and such filings as are required under Council Regulation No. 4064/89 of the European Community, as amended (the "EC Merger Regulation"), and under the respective antitrust statutes in Brazil and Mexico, (ii) the filing of the Certificate of Merger with the Filing Office and appropriate documents with the relevant authorities of other states, if any, specified in Section 2.4 of the Parent Letter in which Parent or any of its Subsidiaries is qualified to do business, (iii) such filings as may be required in connection with the taxes described in Section 5.11, (iv) pursuant to applicable requirements, if any, of state securities or "blue sky" laws ("Blue Sky Laws") and the NYSE, (v) the filing with the SEC by Parent of the Registration Statement under the Securities Act and of such reports as may be required by Sections 13 and 16(a) of the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the "Exchange Act"), or by The Toronto Stock Exchange (the "TSE") or Canadian federal or provincial securities laws or regulations in connection with this Agreement and the transactions contemplated hereby and (vi) such other filings, approvals, orders, notices, registrations, declarations and consents as may be required under any applicable state takeover or similar laws, and any applicable state environmental laws or laws with respect to the ownership by a foreign entity of real property, but with respect to this clause (vi), only as specified in Section 2.4 of the Parent Letter. Neither the execution, delivery or performance of this Agreement nor the consummation of the transactions contemplated hereby will (with or without due notice or lapse of time or both) result in any violation of, or default or the loss of a material benefit under, or give to others a right of termination, cancellation or acceleration of any obligation under, or result in the creation of any security interests, liens, claims, pledges, mortgages, options, rights of first refusal, agreements, limitations on voting rights, charges and other encumbrances of any nature whatsoever (each, a "Lien") upon, any property or asset of Parent or any of its Subsidiaries under any provision of (i) the respective certificates or articles of incorporation or bylaws or comparable organizational documents of Parent or Sub, (ii) any loan or credit agreement, note, bond, mortgage, indenture, license, lease, contract, agreement or other instrument, permit, concession, franchise or obligation to which Parent or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or affected or (iii) any judgment, order, writ, injunction, decree, law, statute, rule or regulation applicable to Parent or any of its Subsidiaries or any of their respective properties, assets or operations, other than, in the case of clause (ii) or (iii), for violations, defaults, losses, rights or Liens that would not, individually or in the aggregate, prevent, delay or impair the consummation of the Merger in any respect and would not have a Parent Material Adverse Effect or materially impact the ability of Parent and Sub to perform their respective obligations under this Agreement.

        Section 2.5    Registration Statement and Proxy Statement/Prospectus. None of the information to be supplied by Parent or Sub specifically for inclusion or incorporation by reference in the Registration Statement or the proxy statement/prospectus included therein (together with any amendments or supplements thereto, and including all information incorporated by reference therein, the "Proxy Statement/Prospectus") relating to this Agreement will (i) in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) in the case of the Proxy Statement/Prospectus, at the time of the mailing of the Proxy Statement/Prospectus to the Company's shareholders, at the time of the Special Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Parent, its officers and directors or any of its Subsidiaries shall occur that is required to be described in the Proxy Statement/Prospectus or the Registration Statement, such event shall be so described and promptly disclosed to the Company, and an appropriate amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the shareholders of the Company. The Registration Statement and the Proxy Statement/Prospectus will comply (with respect to Parent) as to form in all material respects with the provisions of the Securities Act.

        Section 2.6    Absence of Certain Changes or Events. Except as disclosed in Section 2.6 of the Parent Letter, from December 31, 2001 through the date of this Agreement, (a) Parent and its Subsidiaries have not incurred any material liability or obligation (indirect, direct or contingent), or entered into any material oral or written agreement or other transaction, that is not in the ordinary course of business or that has resulted in or would reasonably be expected to result in a Parent Material Adverse Effect, (b) Parent and its Subsidiaries have not sustained any loss or interference with their business or properties from fire, flood, windstorm, accident or other calamity (whether or not covered by insurance) that has had or would reasonably be expected to have a Parent Material Adverse Effect, (c) there has been no change in the capital stock of Parent and no dividend or distribution of any kind declared, paid or made by Parent on any class of its stock, except for regular quarterly cash dividends declared or paid on Parent Stock, and (d) there has been no other event causing a Parent Material Adverse Effect, nor any development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect.

        Section 2.7      No Required Vote of Parent Shareholders. No vote of the shareholders of Parent is required by law, the organization documents of Parent or otherwise in order for Parent to consummate the Merger and the transactions contemplated hereby.

        Section 2.8      Reorganization. To the knowledge of Parent, neither Parent nor any of its Subsidiaries has taken any action or failed to take any action which action or failure would jeopardize the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

        Section 2.9      Brokers. No broker, investment banker or other person is entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent.

        Section 2.10    Accounting Controls; Financial Statements. In all material respects, Parent maintains a system of internal accounting controls sufficient to provide reasonable assurances, to the extent required by Section 13(b)(2)(B) of the Exchange Act, that (a) transactions are executed in accordance with management's general or specific authorization; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets; (c) access to assets is permitted only in accordance with management's general or specific authorization; and (d) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The consolidated financial statements (including, in each case, any notes thereto) of the Company included in the Parent SEC Documents complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as of their respective dates of filing, were prepared in accordance with accounting principles generally accepted in Canada (except, in the case of the unaudited statements, as permitted by Regulation S-X of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein).

        Section 2.11    Accounting Matters. Parent has not been advised by its independent accountants of any material accounting irregularities that would reasonably be expected to require Parent to restate its consolidated financial statements included in the Parent SEC Documents (other than as required by any change in accounting principles generally accepted in Canada or the United States). To Parent's knowledge, Parent is not subject to any material pending or threatened investigation by the SEC concerning such consolidated financial statements.

        Section 2.12    Litigation. As of the date of this Agreement, there is no action, suit or proceeding pending or, to Parent's knowledge, threatened before any Governmental Entity involving Parent or Sub (i) which, if adversely determined, would prevent or materially delay the performance by Parent and Sub of their obligations under this Agreement or (ii) which seeks to enjoin or obtain damages in respect of the consummation of the transactions contemplated hereby. As of the date of this Agreement, none of Parent, Sub or any of their respective Subsidiaries or their assets is subject to any outstanding orders, rulings, judgments or decrees which would prevent or materially delay the performance by Parent and Sub of their obligations under this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

        Except as disclosed in the Company's Annual Report on Form 10-K for the year ended December 31, 2001, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, its Current Report on Form 8-K dated May 20, 2002, or its Proxy Statement dated April 5, 2002, in each case, in the form filed by the Company with the SEC, or in the letter dated the date hereof and delivered on the date hereof by the Company to Parent, which letter relates to this Agreement and is designated therein as the Company Letter (the "Company Letter"), the Company represents and warrants to each of Parent and Sub as follows:

        Section 3.1    Organization, Standing and Power. 2.2The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Michigan and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing or in good standing or to have such power and authority, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. For all purposes of this Agreement (including Section 6.3(a)), a "Company Material Adverse Effect" shall mean a material adverse effect on the assets, liabilities, equity, business, operations, results of operations, condition (financial or otherwise) or prospects of the Company and its Subsidiaries, taken as a whole, excluding (i) such effects resulting from events or occurrences related to general economic or market conditions or conditions affecting the automotive industry in general and (ii) any development, related claims or other event solely to the extent arising out of any facts expressly disclosed (including those disclosed in any pleadings) to Parent by the Company prior to the date hereof in respect of any lawsuit, potential claim or agreement specified in Section 3.1(a) of the Company Letter; provided that, for all purposes of this Agreement (including Section 6.3(a)), and without limiting the generality of the foregoing, a Company Material Adverse Effect shall be deemed to have occurred in the event of any liability of, effect on or claim against the Company or any of its Subsidiaries that, individually or in the aggregate, has had or would reasonably be expected to have a pre-tax effect of $30 million or greater, net of any insurance or similar recovery, on the consolidated assets, liabilities, equity, EBITDA or net income of the Company in any one or more fiscal quarters or other financial periods (with any such expected effect in any financial period prior to 2006 to be added to any such expected effect in any other financial period prior to 2006 for purpose of determining whether such $30 million threshold has been reached); provided further that (i) any individual liabilities, effects or claims with such a pre-tax effect of $100,000 or less and (ii) any failure, as a result of ordinary competitive pressures, by the Company or any of its Subsidiaries to obtain new business after the date hereof, regardless of whether such business was included in the business plan of the Company previously delivered to Parent, shall be disregarded for purposes of determining whether a Company Material Adverse Effect has occurred or will occur.

        (a)  Each Subsidiary of the Company is duly organized, validly existing and in good standing under the laws of the jurisdiction in which it is organized and has the requisite corporate (in the case of a Subsidiary that is a corporation) or other power and authority to carry on its business as now being conducted, except where the failure to be so organized, existing or in good standing or to have such power or authority, individually and in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company and each of its Subsidiaries are duly qualified to do business, and are in good standing, in each jurisdiction where the character of their properties owned or held under lease or the nature of their activities makes such qualification necessary, except where the failure to be so qualified, individually and in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Except as specified in Section 3.1(b) of the Company Letter, the Company has heretofore made available to Parent a complete and correct copy of the charter and by-laws or comparable organization documents, each as amended to date, of the Company and each of its Subsidiaries (other than its wholly owned Subsidiaries). The respective charters, by-laws and comparable organizational documents of the Company and its Subsidiaries are in full force and effect.

        Section 3.2    Capital Structure. At the date hereof, the authorized capital stock of the Company consists of 30,000,000 shares of Company Class A Common Stock, 15,000,000 shares of Company Class B Common Stock, 250,000 shares of 7 1/2% Cumulative Preferred Stock, par value $10 per share (the "Company 7 1/2% Preferred") and 1,000,000 shares of preferred stock, no par value ("Company Preferred Stock"). At the close of business on June 7, 2002, (i) 6,563,493 shares of Company Class A Common Stock, 4,081,321 shares of Company Class B Common Stock, 53,112 shares of Company 7 1/2% Preferred and no shares of Company Preferred Stock were issued and outstanding, (ii) no shares of Company Common Stock or other securities of the Company were held in the treasury of the Company or by its Subsidiaries and (iii) 442,962 shares and 408,953 shares of Company Common Stock were reserved for issuance pursuant to options ("New Company Stock Options") granted under the Company's 1998 Employee Stock Option Plan (the "1998 Plan") and pursuant to options (the "Old Company Stock Options" and, together with the New Company Stock Options, the "Company Stock Options") granted under the Company's other stock option plans (the "Other Plans" and, together with the 1998 Plan, the "Company Stock Plans"), respectively. Each Company Stock Plan is listed in Section 3.2 of the Company Letter. Except as specified in Section 3.2 of the Company Letter, true and complete copies of each contract, agreement, instrument or document listed or referred to in any Section of the Company Letter have been furnished by the Company to Parent. Except as set forth above, no shares of capital stock or other voting securities of the Company are issued, reserved for issuance or outstanding. All the outstanding shares of Company Common Stock are validly issued, fully paid and nonassessable and free of preemptive rights. Except for Company Stock Options issued pursuant to the Company Stock Plans covering not in excess of 851,915 shares of Company Common Stock or as set forth in Section 3.2 of the Company Letter, there are no options, warrants, calls, rights, securities or agreements to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other securities of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to grant, extend or enter into any such option, warrant, call, right, security or agreement. Each outstanding share of capital stock of each Subsidiary of the Company that is a corporation is duly authorized, validly issued, fully paid and nonassessable and, except as disclosed in Section 3.2 of the Company Letter, each such share is owned by the Company or another Subsidiary of the Company, free and clear of all Liens, except that each outstanding share of capital stock of Donnelly Export is owned by a holder of Company Class B Common Stock, free and clear of all Liens. The Company does not have outstanding any bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote. Except as disclosed in Section 3.2 of the Company Letter, there are no outstanding contractual obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its Subsidiaries. Except as set forth in Section 3.2 of the Company Letter, Exhibit 21.1 to the Company's Annual Report on Form 10-K for the year ended December 31, 2001, as filed with the SEC (the "Company Annual Report"), is a true and correct statement of all the information required to be set forth therein by the rules and regulations of the SEC.

        Section 3.3    Authority. The Company has the requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby, subject to, with respect to the Merger, the approval and adoption of this Agreement and the Merger by the affirmative vote by the holders of Company Common Stock entitled to vote not less than two-thirds of the total number of votes entitled to be cast by holders of Company Common Stock, with the holders of Company Class A Common Stock and Company Class B Common Stock voting together as a single class. The Board of Directors of the Company has approved and adopted this Agreement and, subject to the provisions of Section 5.1, recommends this Agreement to the Company's shareholders. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Merger and of the other transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions contemplated hereby, other than, with respect to the Merger, the approval and adoption of this Agreement and the Merger by the Company's shareholders as described above and the filing of the Certificate of Merger with the Filing Office. This Agreement has been duly executed and delivered by the Company and, assuming the due authorization, execution and delivery hereof by Parent and Sub, constitutes a valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except to the extent enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by general principles governing the availability of equitable remedies. The filing of the Proxy Statement/Prospectus with the SEC (with respect to the Company) has been duly authorized by the Company's Board of Directors.

        Section 3.4    Consents and Approvals; No Violation. No filing or registration with, or authorization, consent or approval of, any Governmental Entity is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company, is necessary for the consummation of the Merger and the other transactions contemplated by this Agreement or will be necessary to allow the Surviving Corporation and its Subsidiaries to operate the business of the Company and its Subsidiaries in substantially the same manner as operated immediately prior to the Merger, except (i) the filing of a premerger notification and report form by Parent under the HSR Act and such filings as are required under the EC Merger Regulation, and under the respective antitrust statutes in Brazil and Mexico and other applicable jurisdictions, (ii) the filing of the Certificate of Merger with the Filing Office and appropriate documents with the relevant authorities of other states, if any, specified in Section 3.4 of the Company Letter in which the Company or any of its Subsidiaries is qualified to do business, (iii) such filings as may be required in connection with the taxes described in Section 5.10, (iv) pursuant to applicable requirements, if any, of Blue Sky Laws and the NYSE, (v) the filing with the SEC by the Company of the Proxy Statement/ Prospectus and of such reports as may be required by the Exchange Act in connection with this Agreement and the transactions contemplated hereby and (vi) such other filings, approvals, orders, notices, registrations, declarations and consents under applicable state takeover or similar laws, and any applicable state environmental laws or laws with respect to the ownership by a foreign entity of real property, but with respect to this clause (vi), only as specified in Section 3.4 of the Company Letter. Neither the execution, delivery and performance of this Agreement nor the consummation of the transactions contemplated hereby will (with or without notice or lapse of time, or both) result in any violation of, or default or the loss of a material benefit under, or give to others a right of termination, cancellation or acceleration of any obligation under, or result in the creation of any Lien upon, any of the properties, assets or operations of the Company or any of its Subsidiaries under any provision of (i) the Company Articles of Incorporation or Bylaws of the Company, (ii) any provision of the comparable charter or organization documents of any Subsidiary of the Company, (iii) any loan or credit agreement, note, bond, mortgage, indenture, license, lease, contract, agreement (other than stock option agreements under the Company Stock Plans, which provide for accelerated vesting of the underlying options upon the Effective Time, the Pension Plan for Outside Directors, the Deferred Compensation Plan, the Supplemental Retirement Plan and the Deferred Director Fee Plan, each of which plans accelerates or could accelerate payment after the Effective Time) or other instrument, permit, concession, franchise or obligation to which the Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets may be bound or affected or (iv) any judgment, order, writ, injunction, decree, law, statute, rule or regulation applicable to the Company or any of its Subsidiaries or any of their respective properties, assets or operations, other than, in the case of clauses (iii) or (iv), for violations, defaults, losses, rights (including rights of acceleration of payments or vesting) or Liens that are specified in Section 3.4 of the Company Letter and that, individually and in the aggregate, would not prevent, delay or impair the consummation of the Merger in any respect and would not have a Company Material Adverse Effect or materially impact the ability of the Company to perform its obligations under this Agreement.

        Section 3.5    SEC Documents and Other Reports. The Company has filed all required documents with the SEC since January 1, 1999 (the "Company SEC Documents"). As of their respective dates, the Company SEC Documents, when taken together with any amendment thereto filed prior to the date hereof, complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and, at the respective times they were filed, none of the Company SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except as set forth in subsequent Company SEC Documents filed prior to the date hereof, in this Agreement or in Section 3.5 of the Company Letter. The combined consolidated financial statements (including, in each case, any notes thereto) of the Company included in the Company SEC Documents (the "Financial Statements") complied as to form in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto as of their respective dates of filing, were prepared in accordance with accounting principles generally accepted in the United States ("GAAP") (except, in the case of the unaudited statements, as permitted by Regulation S-X of the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as at the respective dates thereof and the consolidated results of their operations and their consolidated cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein), except as set forth in subsequent Company SEC Documents filed prior to the date hereof, in this Agreement or in Section 3.5 of the Company Letter. Except as disclosed in the Company SEC Documents, the Company has not, since December 31, 2001, made any material change in the accounting policies applied in the preparation of its financial statements.

        Section 3.6    Registration Statement and Proxy Statement/Prospectus. None of the information to be supplied by the Company for inclusion or incorporation by reference in the Registration Statement or the Proxy Statement/Prospectus will (i) in the case of the Registration Statement, at the time it becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not misleading or (ii) in the case of the Proxy Statement/Prospectus, at the time of the mailing of the Proxy Statement/Prospectus to the Company's shareholders, at the time of the Special Meeting and at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to the Company, its officers and directors or any of its Subsidiaries shall occur that is required to be described in the Proxy Statement/Prospectus or the Registration Statement, such event shall be so described and promptly disclosed to Parent, and an appropriate amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the shareholders of the Company. The Registration Statement and the Proxy Statement/Prospectus will comply (with respect to the Company and its Subsidiaries) as to form in all material respects with the provisions of the Securities Act and the Exchange Act.

        Section 3.7    Absence of Certain Changes or Events. Except as disclosed in Section 3.7 of the Company Letter, from December 31, 2001 through the date of this Agreement,

(a) the Company and its Subsidiaries have not incurred any material liability or obligation (indirect, direct or contingent), or entered into any material oral or written agreement or other transaction, that is not in the ordinary course of business or that would reasonably be expected to result in a Company Material Adverse Effect, (b) the Company and its Subsidiaries have not sustained any loss or interference with their business or properties from fire, flood, windstorm, accident or other calamity (whether or not covered by insurance) that has had or that would reasonably be expected to have a Company Material Adverse Effect, (c) there has been no change in the capital stock of the Company and no dividend or distribution of any kind declared, paid or made by the Company or by Donnelly Export on any class of its stock, except for regular quarterly cash dividends declared or paid on Company Common Stock, Company 7 1/2% Preferred or the common stock of Donnelly Export, (d) there has not been (i) any payment or agreement to pay any compensation of any nature whatsoever (other than pursuant to any agreement as in effect on the date hereof or otherwise in the ordinary course of business consistent with past practice), or any award or grant under any Company Plan (as defined in Section 3.12(h)) as in effect on the date hereof, to any officer or key employee of the Company or of any of its Subsidiaries, (ii) any granting by the Company or any of its Subsidiaries to any such officer or key employee of any severance or termination award or (iii) any entry by the Company or any of its Subsidiaries into any employment, severance or termination agreement with any such officer or key employee, (e) there would have been no breach by the Company of Section 4.1, assuming that such Section and this Agreement had been in effect since such date in accordance with their respective terms and (f) there has been no other event causing a Company Material Adverse Effect, nor any development that, individually or in the aggregate, has resulted in or would reasonably be expected to result in a Company Material Adverse Effect. Set forth in Section 3.7 of the Company Letter is a list of the indebtedness of the Company and its Subsidiaries as of the date of this Agreement, excluding any indebtedness in an amount not greater than $1 million individually or $5 million in the aggregate, and a summary of any material changes in the terms of such indebtedness between December 31, 2001 and the date of this Agreement.

        Section 3.8    Permits and Compliance. Each of the Company and each of its Subsidiaries is in possession of all franchises, grants, authorizations, licenses, permits, charters, easements, variances, exceptions, consents, certificates, approvals and orders necessary for the Company or any of its Subsidiaries to own, sell, lease and operate its properties or to carry on its business as it is now being conducted (the "Company Permits"), except where the failure to have any of the Company Permits, individually and in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, and no suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened, except where such suspension or cancellation has not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries is in violation of (i) its charter, bylaws or other organizational documents, (ii) any applicable law, ordinance, administrative or governmental rule or regulation or (iii) any order, decree or judgment of any Governmental Entity having jurisdiction over the Company or any of its Subsidiaries except, in the case of clauses (ii) and (iii), for any violations that, individually and in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Except for Commitments (as hereinafter defined) to be entered into after the date hereof permitted under the provisions of Section 4.1, Section 3.8 of the Company Letter sets forth a complete and correct list of each contract, agreement or arrangement, written or unwritten, to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound that (i) relates to the borrowing of money or the guaranty of any obligation to borrow money, in each case, in excess of $1 million, (ii) involves revenues or expenditures in excess of $1 million per annum (excluding purchase and sale orders entered into in the ordinary course of business consistent with past practice), (iii) is a collective bargaining or employment agreement involving any employee or employees of the Company or any of its Subsidiaries, (iv) obligates the Company or any of its Subsidiaries not to compete with any business or otherwise restricts its right to carry on its business, (v) relates to any acquisition of the capital stock or any of the assets of the Company or any Subsidiary by another person (other than in the ordinary course of the Company's or such Subsidiary's business consistent with past practice, with respect to assets) and pursuant to which the Company or any Subsidiary has continuing obligations or liabilities, (vi) relates to any acquisition by the Company or any of its Subsidiaries of the capital stock or any substantial part of the assets of another person that was entered into in the three years prior to the date hereof, (vii) is a contract with any supplier, customer, distributor or fabricator involving an amount in excess of $1 million per annum that is not cancelable by the Company without causing a Company Material Adverse Effect (excluding purchases and sales orders entered into in the ordinary course of business consistent with past practice), (viii) relates to any merger, consolidation, recapitalization, dissolution, liquidation or other reorganization of the Company or any of its Subsidiaries pursuant to which the Company or any such Subsidiary has continuing obligations or liabilities, (ix) relates to consulting or other professional services (other than contracts for information technology and other services entered into in the ordinary course of business consistent with past practice and providing for fees that are less than $1 million in the aggregate) or to investment banking or other financial advisory services (including any agreements requiring the Company or any of its Subsidiaries to use a particular investment bank in any financing or other transaction), (x) is referred to in Section 3.19 of the Company Letter, (xi) is an after-market agreement with a distributor who purchases in excess of $1 million of goods from the Company and the Subsidiaries per annum, (xii) provides for pricing concessions or givebacks in excess of 5% per annum of the price of any product supplied to a customer or (xiii) is a sales representative agreement pursuant to which compensation to the representative is reasonably expected to exceed $250,000 in any year or in respect of which the cost to the Company or any of its Subsidiaries would exceed $250,000 upon the termination thereof by the Company or such Subsidiary (collectively, the "Commitments"). Except as set forth in Section 3.8 of the Company Letter, neither the Company nor any of its Subsidiaries is in breach of or default or has suffered the loss of a material benefit under or the acceleration of its obligations under or the termination of (and, to the knowledge of the Company, no event has occurred which with notice or the passage of time or both would constitute or result in a breach of or default or such a loss of a material benefit or acceleration under or the termination of) any Commitment, except for breaches, defaults or losses that, individually and in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

        Section 3.9    Tax Matters. Except as otherwise set forth in Section 3.9 of the Company Letter, (i) the Company and each of its Subsidiaries have timely filed all income Tax Returns and all other Tax Returns required to have been filed or appropriate extensions therefor have been properly obtained, and such Tax Returns are true, correct and complete in all respects, (ii) all Taxes (whether or not shown on any Tax Return) required to have been paid by the Company and each of its Subsidiaries have been timely paid, (iii) the Company and each of its

Subsidiaries have complied with all rules and regulations relating to the withholding of Taxes, (iv) neither the Company nor any of its Subsidiaries has waived in writing any statute of limitations in respect of its Taxes and, to the Company's knowledge, no deficiency with respect to any Taxes has been proposed, asserted or assessed against the Company or any of its Subsidiaries, (v) to the Company's knowledge, no issues that have been raised by the relevant taxing authority in connection with the examination of the Tax Returns referred to in clause (i) are currently pending, (vi) all deficiencies asserted or assessments made as a result of any examination of any Tax Returns referred to in clause (i) by any taxing authority have been paid in full, (vii) the Financial Statements reflect an adequate reserve for all Taxes payable by the Company and its Subsidiaries for all taxable periods and portions thereof through the date of such financial statements, (viii) there are no Liens for Taxes (other than for current Taxes not yet due and payable or, if past due, which are being contested in good faith by appropriate proceedings and set forth in Section 3.9 to the Company Letter) on the assets of the Company or any of its Subsidiaries, (ix) any Tax Returns referred to in clause (i) relating to federal and state income Taxes for any period commencing after December 31, 1997, have been examined by the Internal Revenue Service (the "IRS") or the appropriate state taxing authority or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed has expired, (x) there is no action, suit, investigation, audit, claim or assessment pending or proposed or, to the Company's knowledge, threatened with respect to Taxes of the Company or any of its Subsidiaries and no reasonable basis exists therefor, (xi) Donnelly Export has no assets, the shares of the capital stock of Donnelly Export have a fair market value not greater than $100,000 and all contracts, agreements or arrangements between Donnelly Export and the Company or any of its Subsidiaries may be terminated prior to the Effective Time without any liability on the part of the Company or its Subsidiaries and (xii) Donnelly Export has no "accumulated DISC income," as such term is defined in Treasury Regulations Section 1.996-3(b). For purposes of this Agreement: (i) "Taxes" means any federal, state, local, foreign or provincial income, gross receipts, property, sales, use, license, excise, franchise, employment, payroll, withholding, alternative or added minimum, ad valorem, value-added, transfer or excise tax, or other tax, custom, duty, governmental fee or other like assessment or charge of any kind whatsoever, together with any interest or penalty imposed by any Governmental Entity, and (ii) "Tax Return" means any return, report or similar statement (including the attached schedules) required to be filed with respect to any Tax, including any information return, claim for refund, amended return or declaration of estimated Tax.

        Section 3.10    Actions and Proceedings. Except as set forth in Section 3.10 of the Company Letter, there are no outstanding orders, judgments, injunctions, awards or decrees of any Governmental Entity against the Company or any of its Subsidiaries or against any of the directors, officers or employees of the Company or any of its Subsidiaries as such, any of its or their properties, assets or business that, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Section 3.10 of the Company Letter, there are no actions, suits or claims or legal, administrative or arbitrative proceedings or investigations pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries or any of its or their directors, officers or employees as such, or any of its or their properties, assets or businesses that (a) if determined or resolved adversely to the Company or any Subsidiary of the Company in accordance with the claimant's or plaintiff's demands, individually or in the aggregate, have had or would reasonably be expected to have a Company Material Adverse Effect or (b) seek to, or is reasonably likely to, prevent, delay or impair the Merger or the other transactions contemplated by this Agreement. With respect to each such action, suit, claim, proceeding or investigation set forth in Section 3.10 of the Company Letter, the Company has furnished to Parent true and correct copies of each pleading, filing, notice of other material correspondence or e-mail relating thereto.

        Section 3.11    Certain Agreements. Except as set forth in Section 3.11, 4.1(h) or 4.1(i) of the Company Letter, neither the Company nor any of its Subsidiaries is a party to any oral or written agreement or plan, including any employment agreement, severance agreement, stock option plan, stock appreciation rights plan, restricted stock plan or stock purchase plan, any of the benefits of which will be increased, or the vesting of the benefits of which will be accelerated, by the occurrence of any of the transactions contemplated by this Agreement or the value of any of the benefits of which will be calculated on the basis of any of the transactions contemplated by this Agreement. Except as set forth in Section 3.11 of the Company Letter, no holder of any option to purchase shares of Company Common Stock, or shares of Company Common Stock granted in connection with the performance of services for the Company or its Subsidiaries is or will be entitled to receive cash or other consideration (other than Company Common Stock) from the Company or any Subsidiary in lieu of or in exchange for such option or shares as a result of the transactions contemplated by this Agreement.

        Section 3.12    ERISA. 2.3Section 3.12(a) of the Company Letter contains a list of each Company Plan (as hereinafter defined). With respect to each Company Plan, the Company has made available to Parent a true and correct copy of (i) the most recent annual report (Form 5500) filed with the IRS and the two most recent actuarial reports and financial statements, (ii) such Company Plan and all amendments thereto, (iii) each trust agreement, insurance contract or administration agreement relating to such Company Plan, (iv) the most recent summary plan description for each Company Plan for which a summary plan description is required, (v) the most recent determination letter, if any, issued by the IRS with respect to (A) any Company Plan intended to be qualified under Section 401(a) of the Code or (B) any Company Plan or related trust intended to be tax-exempt under any other provision of the Code, (vi) any request for a determination currently pending before the IRS and (vii) all material correspondence with the IRS, the Department of Labor ("DOL") or the Pension Benefit Guaranty Corporation ("PBGC") relating to any outstanding controversy or pending correction under the IRS's Employee Plans Compliance Resolution System or the DOL's Voluntary Fiduciary Correction Program. Each Company Plan complies in form, and has been operated and administered in compliance, with the Employee Retirement Income Security Act of 1974 and the regulations, promulgated thereunder ("ERISA"), the Code and all other applicable statutes and governmental rules and regulations, except for noncompliance that, individually and in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

        (a)  No "reportable event" (other than those for which the 30-day notice to the PBGC has been waived) or "prohibited transaction" (other than those for which there is an available exemption) (as such terms are defined in ERISA and the Code, as applicable) has occurred with respect to any Company Plan during the six years preceding the Closing Date. Neither the Company nor any ERISA Affiliate has incurred any liability under Title IV of ERISA to the PBGC in connection with any Company Plan which is subject to Title IV of ERISA which has not been fully paid prior to the date hereof, other than liability for premiums due the PBGC, which premiums have been paid when due, and, except as set forth on Section 3.12(b) of the Company Letter, no such Plan has been terminated or is reasonably expected to be terminated or to be subject to proceedings by the PBGC under Title IV of ERISA on or before the Closing Date. No amendment to any Company Plan has been adopted that would require the provision of security to such Plan under Section 401(a)(29) of the Code.

        (b)  All the information furnished by the Company to Parent prior to the date hereof in respect of (i) the present value of all "benefit liabilities" (whether or not vested) (as defined in Section 4001(a)(16) of ERISA) under each Company Plan which is subject to Title IV of ERISA or (ii) the actuarial present value (determined in accordance with reasonable actuarial methods and assumptions disclosed in writing to Parent prior to the date hereof) of all liabilities of the Company and its ERISA Affiliates to provide life insurance or medical benefits after termination of employment or service to any current or former employee, director, consultant or dependent (other than as required by Section 4980B of the Code or Part 6 of Title 1 of ERISA), is true and complete in all material respects. The Company and its ERISA Affiliates have validly reserved the right to amend or terminate any life insurance or health or medical benefits provided to retirees and their dependents, including any amendment or termination that may be adopted before or after the retirement or termination of services of such persons.

        (c)  Except as set forth on Section 3.12(d) of the Company Letter, none of the Company Plans is a Multiemployer Plan or a Multiple Employer Plan and neither the Company nor any ERISA Affiliate has contributed or been required to contribute to any Multiemployer Plan or Multiple Employer Plan within the six years preceding the Closing Date. No withdrawal liability has been incurred by or asserted against, or is reasonably expected to be asserted against, the Company or any ERISA Affiliate with respect to any Multiemployer Plan. The Company has received no notice and has no knowledge or reasonable expectation that any Company Plan is insolvent or in reorganization within the meaning of Title IV of ERISA or that increased contributions to any Company Plan may be required to avoid a reduction in plan benefits or the imposition of any excise tax.

        (d)  There has been no failure by the Company or any ERISA Affiliate to make any required contribution or pay any amount due to any Company Plan as required by Section 412 of the Code, Section 302 of ERISA, or the terms of any such Company Plan.

        (e)  There have been no claims made against any administrator of a Company Plan or such Company Plan itself for any liability other than a liability to pay benefits under such Company Plan in accordance with the terms thereof.

        (f)  All Company Plans that are intended to be qualified under Section 401(a) of the Code have been determined by the IRS to be so qualified, or a timely application for such determination is now pending or will be filed on a timely basis and there is no reason why any Company Plan is not so qualified in operation.

        (g)  As used herein, (i) "Company Plan" means a "pension plan" (as defined in Section 3(2) of ERISA), a "welfare plan" (as defined in Section 3(1) of ERISA), or any material bonus, profit sharing, deferred compensation, incentive compensation, stock ownership, stock purchase, stock option, phantom stock, vacation, severance, death benefit, insurance or other plan, arrangement or understanding, in each case established, maintained or contributed to by the Company or any of its ERISA Affiliates or as to which the Company or any of its ERISA Affiliates may have any liability, (ii) "Multiemployer Plan" means a "multiemployer plan" (as defined in Section 4001(a)(3) of ERISA), (iii) "Multiple Employer Plan" means a plan described in PBGC Reg. Section 4001.2 and subject to Section 413(c) of the Code and the regulations promulgated thereunder and (iv) with respect to any person, "ERISA Affiliate" means any trade or business (whether or not incorporated) which is under common control or would be considered a single employer with such person pursuant to Section 414(b), (c), (m) or (o) of the Code and the regulations promulgated under those sections or pursuant to Section 4001(b) of ERISA and the regulations promulgated thereunder.

        (h)  Except as disclosed in Section 3.12(i) of the Company Letter, neither the Company nor any Subsidiary of the Company maintains or contributes to any arrangement (other than a Company Plan) providing pension or welfare benefits that is established or maintained by the Company or any Subsidiary for the benefit of employees who are or were employed outside the United States. Any such arrangement listed on Section 3.12(i) of the Company Letter complies in form and has been operated and administered in compliance with applicable laws, except for noncompliance that, individually and in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect; and the Financial Statements appropriately reflect all liabilities with respect to any such arrangement and neither the Company nor any Subsidiary of the Company has incurred or expects to incur any liabilities with respect to any such arrangement, other than as disclosed in Section 3.12(i) of the Company Letter.

        (i)  Section 3.12(j) of the Company Letter contains a list, as of the date of this Agreement, of all (i) severance and employment agreements with officers, directors, employees and consultants of the Company and each ERISA Affiliate, (ii) severance programs and policies of the Company and each ERISA Affiliate with or relating to its officers, directors, employees or consultants and (iii) plans, programs, agreements and other arrangements of the Company and each ERISA Affiliate with or relating to its officers, directors, employees or consultants which contain change of control or similar provisions, and in the case of each of (i), (ii) and (iii) above, such list shall be limited only to such agreements, programs, policies, plans and other arrangements that involve a severance or employment agreement or arrangement with an individual officer, director, employee or consultant, and which provide for minimum annual payment or payments (not including commissions or any similar contingent incentive payments) in excess of $100,000. The Company has provided to Parent a true and complete copy of each of the foregoing.

        Section 3.13    Certain Liabilities. Except as set forth in Section 3.13 of the Company Letter or as disclosed in the combined consolidated balance sheet of the Company as of March 31, 2002, and except for such indebtedness permitted to be incurred after the date hereof under the provisions of Section 4.1, the Company and its Subsidiaries have no liabilities, absolute or contingent, and whether or not required to be disclosed on the combined consolidated balance sheet of the Company in accordance with GAAP, except for any liabilities that, individually and in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect. Except as set forth in Section 3.13 of the Company Letter, neither the Company nor any of its Subsidiaries has engaged in any transaction that received off-balance sheet accounting treatment under Financial Accounting Standard No. 125 or No. 140.

        Section 3.14    Intellectual Property. 2.4Section 3.14(a) of the Company Letter sets forth a true and complete list of all material patents, copyrights, trademarks (registered or unregistered), trade names and service marks and applications therefor (collectively, "Marks") owned, used, filed by or licensed to the Company or any of its Subsidiaries. With respect to registered trademarks, Section 3.14(a) of the Company Letter sets forth a list of all jurisdictions in which such trademarks are registered or applied for and all registration and application numbers. Except as set forth in Section 3.14(a) of the Company Letter, the Company and its Subsidiaries own, and the Company and its Subsidiaries have the right to use, execute, reproduce, display, perform, modify, enhance, distribute, prepare derivative works of and sublicense, without payment to any other person, all Marks listed in Section 3.14(a) of the Company Letter and the consummation of the transactions contemplated hereby will not conflict with, alter or impair any such rights.

        (a)  Except as set forth in Section 3.14(b) of the Company Letter, none of the Company or any of its Subsidiaries has granted any material options, licenses, sublicenses or agreements of any kind relating to any Mark or any other intellectual property and proprietary rights, whether or not subject to statutory registration or protection (collectively with the Marks, "Intellectual Property"). None of the Company or any of its Subsidiaries is bound by or a party to any material options, licenses, sublicenses or agreements of any kind relating to the Intellectual Property of any other person, except as set forth in Section 3.14(b) of the Company Letter and except for agreements relating to computer software licensed to the Company or its Subsidiaries in the ordinary course of business. Subject to the rights of third parties set forth in Section 3.14(b) of the Company Letter, all Intellectual Property listed in Section 3.14(b) of the Company Letter is free and clear of the claims of others and of all Liens. Except as disclosed in Section 3.14(b) of the Company Letter, to the Company's knowledge, the conduct of the business of the Company or its Subsidiaries as presently conducted and as proposed to be conducted does not and will not violate or infringe the Intellectual Property of any other person. Except as set forth in Section 3.14(b) of the Company Letter, no claims are pending, or to the knowledge of the Company, threatened, against the Company or any of its Subsidiaries by any person with respect to the ownership, validity, enforceability, effectiveness or use of any Intellectual Property. To the knowledge of the Company, there is no actual or suspected unauthorized use, disclosure, infringement or misappropriation of any Intellectual Property rights of the Company or any of its Subsidiaries or any third party Intellectual Property rights, to the extent licensed to the Company or any of its Subsidiaries by any third party, including any employee or former employee of the Company or any of its Subsidiaries.

        (b)  It is the policy of the Company that all officers of the Company or any of its Subsidiaries (other than the Chinese Joint Ventures (as defined in Section 8.3) with respect to their operations in the People's Republic of China) and all employees of the Company or any of such Subsidiaries who could reasonably be expected to create Intellectual Property execute and deliver to the Company or such Subsidiary prior to or promptly after the commencement of their employment an agreement providing for the assignment to the Company or such Subsidiary of any Intellectual Property arising from services performed for the Company or such Subsidiary by such persons. To the Company's knowledge, there is no Intellectual Property developed by an officer or employee of the Company or any of its Subsidiaries that is subject to a patent, copyright or trademark application of the Company or such Subsidiary that has not been transferred to, and all such Intellectual Property is owned free and clear of any Liens by, the Company or such Subsidiary.

        Section 3.15    Properties, Title and Related Matters. 2.5The Company and its Subsidiaries have sufficient title to all their tangible properties and assets to conduct their respective businesses as currently conducted or as contemplated to be conducted, with only such exceptions as, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

        (a)  Except as described in Section 3.15(b) of the Company Letter, each parcel of real property owned or leased by the Company or any of its Subsidiaries (i) is owned or leased free and clear of all mortgages, pledges, liens, security interests, conditional and installment sale agreements, encumbrances, charges or other claims of third parties of any kind (collectively, "Encumbrances"), other than (A) Encumbrances for current taxes and assessments and other governmental charges not yet past due or, if past due, which are being contested in good faith by appropriate proceedings and set forth in Section 3.15(b) of the Company Letter, (B) inchoate mechanics' and materialmen's Encumbrances for construction in progress, (C) workmen's, repairmen's, warehousemen's and carriers' Encumbrances arising in the ordinary course of business of the Company or such Subsidiary consistent with past practice, and (D) all matters of record, Encumbrances and other imperfections of title that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect and (ii) is neither subject to any governmental decree or order to be sold nor is being condemned, expropriated or otherwise taken by any public authority with or without payment of compensation therefor, nor, to the Company's knowledge, has any such condemnation, expropriation or taking been proposed.

        (b)  All leases of real and personal property for the use or benefit of the Company or any of its Subsidiaries to which the Company or any such Subsidiary is a party requiring rental payments in excess of $100,000 per year during the period of the lease and all amendments and modifications thereto are in full force and effect and have not been further modified or amended, and there exists no default under any such lease by the Company or any such Subsidiary nor any event which with notice or lapse of time or both would constitute a default thereunder by the Company or any such Subsidiary except as would not, individually and in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Except as disclosed in Section 3.15(c) of the Company Letter, neither the Company nor any of its Subsidiaries has engaged in any sale/leaseback or similar financing transactions, whether or not accounted for as an operating or a capital lease, with respect to its real or personal property.

        Section 3.16    Customer Warranties. Except as disclosed in Section 3.16 of the Company Letter, there are not pending nor are there, to the knowledge of the Company, threatened, any claims under or pursuant to any warranty, whether expressed or implied, on products or services sold prior to the date of this Agreement by the Company or any of its Subsidiaries that are not reflected in the Financial Statements, except for such claims that, if determined or resolved adversely to the Company or any Subsidiary of the Company in accordance with the claimant's or plaintiff's demands, individually would cost the Company and its Subsidiaries less than $500,000 for the related product or program. Since January 1, 2000, neither the Company nor any of its Subsidiaries has had any of its products involved in a recall (including any government-mandated recall, "silent" recall or OEM customer satisfaction campaign) with a cost to the Company or any such Subsidiary in excess of $500,000 in respect of any product or program. To the Company's knowledge, neither the Company nor any of its Subsidiaries has received any notice or claim regarding any such potential recall.

        Section 3.17    Environmental Matters. Except as disclosed in Section 3.17 of the Company Letter and except as, individually and in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, (i) neither the businesses of the Company and its Subsidiaries, nor the operation thereof, nor any condition or circumstance at any property, asset, improvement, fixture or equipment currently owned, operated or leased by the Company or any of its Subsidiaries violates in any material respect any applicable federal, state, local, regional or foreign laws, rules and regulations, orders, decrees, common law, judgments, permits and licenses relating to public or worker health and safety, the protection, management, regulation or clean-up of the indoor or outdoor environment and activities or conditions related thereto, including those relating to the generation, handling, disposal, transportation or release of hazardous or toxic materials, substances, wastes, pollutants and contaminants including, without limitation, asbestos, petroleum (whether crude oil or any refined or altered product), radon, urea formaldehyde, lead-based paint, mold and polychlorinated biphenyls (such laws, rules, regulations, orders, decrees, common law, judgments, permits and licenses, collectively, "Environmental Laws"); (ii) no condition, circumstance or event exists or has occurred which, with notice or the passage of time or both, would constitute such a violation of any Environmental Law or give rise to a liability under any Environmental Law for the Company or its Subsidiaries; (iii) the Company and each of its Subsidiaries is in possession of all Company Permits required under any applicable Environmental Law ("Environmental Permits") for its operations and the Company and each of its Subsidiaries has been and is in compliance in all material respects with all the requirements and limitations included in such Environmental Permits; (iv) none of the Company or any of its Subsidiaries has handled, buried, dumped, disposed of, released (actively or passively), spilled, transported, stored or used any materials, products, pollutants, contaminants, hazardous or toxic wastes, substances or other materials regulated by, defined in or subject to any Environmental Law (collectively, the "Hazardous Substances") on, at, beneath or adjacent to any of its property or any other property (including ground water) in any manner; (v) no person is violating, or has violated, any Environmental Law applicable to the business of the Company or any of its Subsidiaries, or to any property, asset, improvement, fixture or equipment owned, leased or operated by the Company or any of its Subsidiaries, nor has any such other person failed to obtain any Environmental Permits respecting any property, asset, improvement, fixture or equipment necessary or useful to the Company or any of its Subsidiaries in the conduct of their respective operations; (vi) none of the Company or any of its Subsidiaries has received any notice, suit or claim from any authority or any private person or entity alleging that the Company or any of its Subsidiaries or the operation of any of their respective properties or their respective operations is or may be in violation of any Environmental Law or any Environmental Permit or that it is or may be responsible (or potentially responsible) for the presence, release or threatened release of any Hazardous Substances at, on or beneath any of the properties (including ground water) of the Company or any of its Subsidiaries, or at, on or beneath any land adjacent thereto (including ground water) or in connection with any other site; (vii) each of the Company and its Subsidiaries has timely filed all material reports required to be filed with respect to all of its property, assets, improvements, fixtures or equipment and has generated and maintained all material required data, documentation and records required under all applicable Environmental Laws; (viii) to the Company's knowledge there are no underground storage tanks, including any piping, landfills, surface improvements, lagoons or disposal areas, at, on or beneath any property owned, leased or operated by the Company or any Subsidiary for any purpose; (ix) there are no conditions, circumstances or events respecting any property, asset, improvement, fixture or equipment owned or operated by any person other than the Company or any Subsidiary that have given rise to or would reasonably be expected to give rise to a Company Material Adverse Effect under any Environmental Law; (x) to the Company's knowledge, none of the Company or any of its Subsidiaries or any of their properties are subject to any investigation, judicial or administrative proceeding, order, judgment, decree or settlement agreement respecting Environmental Law or Hazardous Substances; (xi) none of the Company or any of its Subsidiaries and none of the businesses of the Company or any of its Subsidiaries have manufactured, distributed or sold products containing asbestos; and (xii) none of the properties, assets, improvements, fixtures or equipment of the Company or any of its Subsidiaries contain asbestos that, individually or in the aggregate, has given rise to or would reasonably be expected to give rise to liability for the Company or its Subsidiaries. All the foregoing representations and warranties contained in clauses (ii) through (xii) concerning properties, assets, improvements, fixtures and equipment of the Company or any of its Subsidiaries shall be deemed to include all current and former properties, assets, improvements, fixtures and equipment owned, leased or operated by the Company or any of its Subsidiaries.

        Section 3.18    Insurance. Section 3.18 of the Company Letter sets forth descriptions of all insurance contracts or policies of the Company (the "Company Policies"), including those that relate to liability or excess liability insurance (collectively, the "Company Liability Policies"), including the name of the insurer, the types, dates and amounts of coverages, and any material coverage exclusions. Neither the Company nor any of its Subsidiaries has breached or otherwise failed to perform in any material respects its obligations under any of the Company Policies or the Company Liability Policies nor has the Company or any of its Subsidiaries received any adverse written notice or, to the knowledge of the Company, oral communication from any of the insurers party to the Company Policies or the Company Liability Policies with respect to any such alleged breach or failure in connection with any of the Company Policies or the Company Liability Policies. In the last five years, neither the Company nor any of its Subsidiaries has been denied coverage under any Company Policy or Company Liability Policy. Except as disclosed in Section 3.18 of the Company Letter, all Company Policies are sufficient for compliance with all laws and regulations of any Government Entity and all agreements to which the Company and its Subsidiaries are subject; are valid and outstanding, policies; and will not be affected by, or terminate or lapse by reason of the execution and delivery of this Agreement or the consummation of the transactions contemplated hereby, except to the extent that any such termination or lapse would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

        Section 3.19    Related Party Transactions. Except as set forth in Section 3.19 of the Company Letter, neither any present or former officer, director or Principal Shareholder of the Company or any of its Subsidiaries, nor any affiliates of such officers, directors or Principal Shareholders, are currently a party to any transaction involving an amount in excess of $50,000 with the Company or any of its Subsidiaries, excluding employment agreements but including any agreement providing for the furnishing of services by, rental of assets from or to, or otherwise requiring payments to, any of such officers, directors, Principal Shareholders or affiliates.

        Section 3.20    Parachute Payments to Disqualified Individuals. Except as set forth in Section 3.20 of the Company Letter, no payment or other benefit, and no acceleration of the vesting or payment of any options, payments or other benefits, will, as a direct or indirect result of the transactions contemplated by this Agreement, be (or under Section 280G of the Code and the Treasury Regulations thereunder be presumed to be) a "parachute payment" to a "disqualified individual" (as those terms are defined in Section 280G of the Code and the Treasury Regulations thereunder) with respect to the Company or any of its Subsidiaries without regard to whether such payment or acceleration is reasonable compensation for personal services performed or to be performed in the future. The approximate aggregate amount of excess "parachute payments" related to the matters set forth in such Section 3.20 of the Company Letter, assuming the Closing occurs on the date specified therein and termination of all listed individuals without cause on such date, is set forth in such Section 3.20 of the Company Letter.

        Section 3.21    Opinion of Financial Advisor. The Board of Directors of the Company have received the opinion of Salomon Smith Barney Inc. ("Salomon Smith Barney"), dated the date of this Agreement, to the effect that, as of such date, Exchange Ratio is fair from a financial point of view to the holders of Company Class A Common Stock (other than those holders and their respective affiliates that have executed the Shareholders' Agreement), a copy of the written opinion of which will be delivered to Parent promptly after receipt thereof by the Company.

        Section 3.22    State Takeover Statutes. The requirements of Section 780 of the MBCA do not apply to the Merger, this Agreement or any of the transactions contemplated hereby, pursuant to Section 783 of the MBCA. None of the Merger, this Agreement or any of the transactions contemplated hereby is subject to Chapter 7B of the MBCA. No takeover statute or similar statute or regulation in the State of Michigan or any other state or other jurisdiction, applies or purports to apply to the Merger or to this Agreement, or any of the transactions contemplated hereby.

        Section 3.23    Reorganization. To the knowledge of the Company, neither it nor any of its Subsidiaries has taken any action or failed to take any action which action or failure would jeopardize the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

        Section 3.24    Brokers. No broker, investment banker or other person, other than Salomon Smith Barney, the fees and expenses of which will be paid by the Company, is entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has furnished to Parent a true and correct copy of the engagement letter between the Company and Salomon Smith Barney.

        Section 3.25    Votes Required. The affirmative vote by the holders of Company Common Stock entitled to vote not less than two-thirds of the total number of votes entitled to be cast by holders of Company Common Stock, with the holders of Company Class A Common Stock and Company Class B Common Stock voting together as a single class (the "Company Required Vote"), is the only vote of the holders of any class or series of the Company's voting securities that is necessary to approve the Merger, this Agreement and the transactions contemplated hereby.

        Section 3.26    Disclosure. No representation or warranty by the Company in this Agreement, and no document furnished to Parent in connection with the transactions contemplated by this Agreement, contains any untrue statement of a material fact or omits any material fact necessary to make the statements contained herein or therein, in light of the circumstances under which made, not misleading. All facts that would reasonably be expected to be material to an investor making a decision to invest in equity securities of the Company have been disclosed to Parent.

        Section 3.27    Accounting Controls. In all material respects, the Company maintains a system of internal accounting controls sufficient to provide reasonable assurances, to the extent required by Section 13(b)(2)(B) of the Exchange Act, that (a) transactions are executed in accordance with management's general or specific authorization; (b) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain accountability for assets; (c) access to assets is permitted only in accordance with management's general or specific authorization; and (d) the recorded accountability for assets is compared with existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

        Section 3.28    Accounting Matters. The Company has not been advised by its independent accountants of any material accounting irregularities that would reasonably be expected to require the Company to restate the Financial Statements (other than as required by any change in accounting principles generally accepted in Canada or the United States). To the Company's knowledge, the Company is not subject to any material pending or threatened investigation by the SEC concerning the Financial Statements.

        Section 3.29    Labor Matters. Except as provided in Section 3.29 of the Company Letter, neither the Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor union organization. There is no unfair labor practice, labor arbitration proceeding or other material labor dispute or claim pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries relating to their businesses. To the knowledge of the Company, there are no organizational efforts with respect to the formation of a collective bargaining unit currently being made or threatened involving employees of the Company or any of its Subsidiaries. The Company has not received any written or, to the knowledge of the Company, oral claims that its Subsidiaries' European operations have employed any slave or prisoner-of-war labor.

        Section 3.30    Old Company Stock Options. All the Company Stock Options have vested in accordance with their terms by reason of the change of control of the Company that occurred for purposes thereof upon the execution and delivery of the Shareholders' Agreement by the parties thereto. If the Old Company Stock Options are not duly exercised by the holders thereof prior to the Effective Time, such Old Company Stock Options would terminate and be of no further force or effect and would not give rise to any claim against the Surviving Corporation by such holders.

        Section 3.31    Subsidiaries and Joint Ventures. Section 3.31 of the Company Letter sets forth all agreements and all organizational documents (collectively, the "Subsidiary and Joint Venture Agreements") that are either (i) between any of the Hohe Holders (as hereinafter defined) or any of their affiliates and Hohe (as hereinafter defined) or (ii) with respect to any debt or equity investment by the Company or any of its Subsidiaries or by any third party in (a) any Subsidiary of the Company that is not a wholly owned Subsidiary (each, a "non-wholly owned Subsidiary"), including Donnelly Hohe GmbH & Co., KG ("Hohe"), and (b) any joint venture or equity investment of the Company that is not a Subsidiary of the Company (each, a "Joint Venture"); and the Company has furnished to Parent true and correct copies of each Subsidiary and Joint Venture Agreement. Each Subsidiary and Joint Venture Agreement is in full force and effect and the Company and the relevant non-wholly owned Subsidiary, as the case may be, and, to the knowledge of the Company, the relevant Joint Venture and any third party is not in violation of or in default under such Subsidiary and Joint Venture Agreement. Neither the execution, delivery and performance of this Agreement nor the consummation of the transactions contemplated hereby will (with or without notice or lapse of time, or both) result in any violation of, or default or the loss of a material benefit under, or give to others a right of termination, cancellation or acceleration of any obligation under, any Subsidiary and Joint Venture Agreement. Donnelly Holding GmbH has the legal and enforceable right under applicable law under the Acquisition Agreement dated May 25, 1995, as amended by the Agreement dated March 20, 1998, between, among other parties, Paul Hohe, Elisabeth Hohe, Peter Hohe, Dr. Maria Hohe-Schramm and Margarete Meyer (the "Hohe Holders") to acquire all the economic interest in Hohe not currently owned by Donnelly Holding GmbH for DM5 million plus a potential additional payment of up to DM500,000 upon notarized notice to the Hohe Holders prior to the exercise of such right and, following the exercise thereof, shall have the legal and enforceable right under applicable law under the Option Agreement dated May 24, 1995 between Donnelly Holding GmbH, Peter Hohe, Daniel Molhoek, Michael Sommer and Cornelius Weitbrecht to acquire all the shares of Hohe Verwaltungs-GmbH not currently owned by the Company from Peter Hohe for DM25,000 on written notice (such rights, collectively, the "Hohe Call Options").

ARTICLE IV

COVENANTS RELATING TO CONDUCT OF BUSINESS

        Section 4.1    Conduct of Business by the Company Pending the Merger. During the period from the date of this Agreement through the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, conduct its operations in the ordinary course of business consistent with past practice and, to the extent consistent therewith, use all reasonable efforts to keep available the services of its current officers and key employees and, except as otherwise agreed upon by Parent, preserve its material relationships with customers, suppliers, licensors, lessors, creditors and others having business dealings with it, except where the failure to do so, individually and in the aggregate, would not reasonably be expected to have a Company Material

Adverse Effect. Without limiting the generality of the foregoing, and except as otherwise expressly required by this Agreement, the Company shall not, and shall not permit any of its Subsidiaries to, without the prior written consent of Parent:

        (a)  adopt any amendment to its articles or certificate of incorporation or by-laws or other comparable organizational documents;

        (b)  issue, deliver, sell, pledge, dispose of or otherwise encumber any shares of its capital stock, any other voting securities or equity equivalent or any securities convertible into, or any rights, warrants or options to acquire, any such shares, voting securities, equity equivalent or convertible securities, other than the issuance of shares of Company Class A Common Stock or shares of common stock of Information Products, Inc. upon the exercise of employee stock options pursuant to the Company Stock Plans and the Information Products, Inc. stock option plan, respectively, outstanding on the date of this Agreement in accordance with their terms or the issuance of Company Class A Common Stock in exchange for Company Class B Common Stock;

        (c)  (i) declare, set aside or pay any dividends on, or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its shareholders in their capacity as such (other than dividends and other distributions by Subsidiaries to the Company or its Subsidiaries and other than the Company's regular quarterly cash dividends; provided that the record dates after June 2002 for such regular quarterly cash dividends shall be set on the record date established by Parent for dividends on Parent Common Stock), (ii) other than in the case of any wholly owned Subsidiary, split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or (iii) except as contemplated by Section 4.4, purchase, redeem or otherwise acquire any shares of capital stock of the Company or any of its non-wholly owned Subsidiaries or any other debt or equity securities thereof or any rights, warrants or options to acquire any such shares or other securities;

        (d)  (A) acquire or agree to acquire (i) by merging or consolidating with, or by purchasing a substantial portion of the assets or properties of or equity in (except as contemplated by clause (ii) below), or by any other manner, any business or any corporation, partnership, limited liability company, association or other business organization or division thereof for a price in excess of $2 million or (ii) any assets or properties that are, individually or in the aggregate, material to the Company and its Subsidiaries taken as a whole, other than purchases of equipment, tooling or raw materials that are in the ordinary course of business consistent with past practice or (B) make any capital contributions to, or other investments in, any person that is not a majority owned Subsidiary of the Company (other than additional capital contributions or investments not in excess of $500,000 in the aggregate that are in respect of investments of the Company held as of the date hereof);

        (e)  sell, lease, license, mortgage or otherwise encumber or subject to any Lien or otherwise dispose of any of its assets, other than transactions (including the sale of inventory) that are in the ordinary course of business consistent with past practice or in connection with the liquidation of Schott Donnelly, LLC;

        (f)  incur or assume any indebtedness for borrowed money, guarantee any such indebtedness in excess of existing credit facilities, issue or sell any debt securities or warrants or other rights to acquire any debt securities, guarantee or otherwise support any debt securities or make any loans or advances to any other person, or enter into any arrangement having the economic effect of any of the foregoing, other than (i) indebtedness incurred in the financing of customer contracts and accounts receivable in the ordinary course of business consistent with past practice, (ii) indebtedness, loans, advances, guarantees, capital contributions and investments between the Company and any of its wholly owned Subsidiaries or between any of such wholly owned Subsidiaries, (iii) other indebtedness in a maximum aggregate principal amount not exceeding $5 million or (iv) in connection with refinancing existing indebtedness;

        (g)  alter (through merger, liquidation, reorganization, restructuring or in any other fashion) the corporate structure or ownership of the Company or any non-wholly owned Subsidiary;

        (h)  except as required under Section 5.8 or as set forth in Section 4.1(h) of the Company Letter, enter into or adopt any, or amend any existing, severance plan, agreement or arrangement or enter into or amend any Company Plan or employment or consulting agreement, other than as required by law or by an existing contractual obligation of the Company disclosed in Section 4.1(h) of the Company Letter;

        (i)  except as set forth in Section 4.1(i) of the Company Letter, and except to the extent required by written employment agreements existing on the date of this Agreement and set forth in Section 3.12(i) of the Company Letter, increase the compensation payable or to become payable to its officers or other employees, except for increases in the ordinary course of business consistent with past practice in salaries or wages of such other employees of the Company or any of its Subsidiaries;

        (j)  grant or award, or amend or modify any previously granted or awarded, any stock options, restricted stock, performance shares, stock appreciation rights or other equity-based incentive awards;

        (k)  change or modify the accounting methods, principles or practices used by it (other than changes or modifications required to be made by changes in accounting principles generally accepted in the United States);

        (l)  except as set forth in Section 4.1(l) of the Company Letter, make or agree to make any capital expenditure, other than (i) in the ordinary course of business consistent with past practice to support the Company's production in respect of takeover work or other contracts awarded by an OEM after the date of the business plan of the Company previously delivered to Parent, (ii) as specified in such business plan or (iii) to the extent not specified in such business plan, in an amount not greater than $1 million individually or $5 million in the aggregate;

        (m)  settle or compromise any suit, proceeding or claim or threatened suit, proceeding or claim in an amount not covered by insurance in excess of $1 million in the aggregate;

        (n)  settle or compromise any liability under any federal, state, local or foreign tax law or under any Environmental Law, in each case, in excess of $1 million or that would impose a material restraint on the business of the Company or any Subsidiary;

        (o)  make any material tax election not required by law;

        (p)  except as set forth in Section 4.1(p) of the Company Letter, make any material amendment to, or waive any material provision of, any contract, arrangement or understanding requiring the lease or purchase of equipment, materials, supplies or services in excess of $1,000,000 individually or $5,000,000 in the aggregate, which is not cancelable without penalty on 90 or fewer days' notice;

        (q)  knowingly violate or fail to perform any material obligation or duty imposed upon it or any Subsidiary by any applicable federal, state or local law, rule, regulation, guideline or ordinance;

        (r)  make any payment of any nature whatsoever to Donnelly Export, other than to permit it to make its regular quarterly cash dividend in the ordinary course of business consistent with past practice;

        (s)  take or agree to take any action that would reasonably be expected to cause any representation or warranty of the Company set forth in this Agreement not to be true and correct in any material respect or result in any of the conditions set forth in Article VI not being satisfied as contemplated by this Agreement (or fail to take any action required to (i) prevent any such representation or warranty from becoming not true and correct in any material respect or (ii) satisfy such conditions as contemplated hereby); or

        (t)  authorize, recommend, propose or announce an intention to do any of the foregoing, or enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

        Section 4.2    No Solicitation; Third Party Standstill Agreements. (a) From the date hereof until the termination of this Agreement in accordance with its terms, the Company shall not, nor shall it authorize or permit any of its Subsidiaries to, nor shall it authorize or permit any officer, director or employee of or any financial advisor, attorney or other advisor, representative or agent of, the Company or any of its Subsidiaries to, (i) solicit, initiate or encourage the submission of, any Takeover Proposal (as hereinafter defined), (ii) enter into any agreement with respect to or approve or recommend any Takeover Proposal or (iii) participate in any discussions or negotiations regarding, or furnish to any person any non-public information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal. Without limiting the foregoing, it is understood that any violation of the restrictions set forth in the preceding sentence by any director or officer of the Company or any of its Subsidiaries or any financial advisor, attorney or other advisor, representative or agent of the Company or any of its Subsidiaries, whether or not such person is purporting to act on behalf of the Company or any of its Subsidiaries or otherwise, shall be deemed to be a breach of this Section 4.2(a) by the Company. For purposes of this Agreement, "Takeover Proposal" means any proposal for a merger, sale of all or substantially all the assets of, or other business combination or recapitalization or similar transaction involving, the Company or any of its Subsidiaries or any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in excess of 5% of the Company Common Stock or voting securities of the Company or any of its Subsidiaries, other than the transactions contemplated by this Agreement.

        (b)  The Company promptly (but in no event later than 48 hours after the event) shall advise Parent orally and in writing of (i) any Takeover Proposal or any inquiry or any communication with respect to or which could reasonably be expected to lead to any Takeover Proposal, (ii) the material terms of such Takeover Proposal (including a copy of any written proposal) and (iii) the identity of the person or persons making any such Takeover Proposal, inquiry or communication. The Company will keep Parent promptly and fully informed of the status, changes in and details of any such Takeover Proposal, inquiry or communication.

        (c)  During the period from the date of this Agreement through the Effective Time, the Company shall not terminate, amend, modify or waive any provision of any confidentiality, standstill or similar agreement to which the Company or any of its Subsidiaries is a party (other than any to which Parent is a party). During such period, the Company agrees to enforce, to the fullest extent permitted under applicable law, the provisions of any such agreements, including using all reasonable efforts to obtain injunctions to prevent any threatened or actual breach of such agreements and to enforce specifically the terms and any provision thereof in any court of the United States or any state thereof having jurisdiction.

        Section 4.3    Reorganization. During the period from the date of this Agreement through the Effective Time, unless the other party shall otherwise agree in writing, none of Parent, the Company or any of their respective Subsidiaries shall knowingly take or fail to take any action which action or failure would jeopardize the qualification of the Merger as a reorganization within the meaning of Section 368(a) of the Code.

        Section 4.4    Redemption of Company 7 1/2% Preferred. Prior to the Effective Time, the Company shall duly call for redemption and, immediately prior to the Effective Time, shall duly redeem, all outstanding shares of the Company 7 1/2% Preferred, in accordance with the terms thereof.

ARTICLE V

ADDITIONAL AGREEMENTS

        Section 5.1    Special Meeting of Shareholders. The Company shall duly call a Special Meeting of its shareholders for the purpose of voting upon this Agreement (insofar as it relates to the Merger), the Merger and related matters and use its best efforts duly to give notice of, convene and hold such Special Meeting as soon as practicable following the date hereof. The Company will, through its Board of Directors, recommend to its shareholders approval and adoption of this Agreement and approval of the Merger, unless the Company has received a Superior Proposal (as hereinafter defined) or unless Parent has delivered a Parent MAE Notice with respect to any Parent Material Adverse Effect or deemed Parent Material Adverse Effect pursuant to Section 6.2(d). Notwithstanding the foregoing or any other provision of this Agreement, the Company shall adjourn the Special Meeting at any time and from time to time, until the conditions set forth in Article VI (other than in Section 6.1(f) and other than those that this Agreement contemplates will be satisfied at or immediately prior to the Effective Time) have been satisfied or waived. "Superior Proposal" means any bona fide written Takeover Proposal that the Board of Directors of the Company determines in good faith after consultation with the Company's legal and financial advisors, and taking into account all the terms and conditions of the Takeover Proposal, including the likelihood of consummation of such proposal, is more favorable to the Company's shareholders than the Merger and for which financing, to the extent required, is then fully committed or reasonably determined by the Board of Directors of the Company to be available.

        Section 5.2    Filings; Other Actions.

        (a)  The Company shall as soon as practicable after the date hereof prepare and file with the SEC the Proxy Statement/Prospectus and Parent shall prepare and file with the SEC the Registration Statement, in which the Proxy Statement/Prospectus will be included as a prospectus. Each of Parent and the Company shall use all reasonable efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing. As promptly as practicable after the Registration Statement shall have become effective, the Company shall mail the Proxy Statement/Prospectus to its shareholders (the date of such mailing to any of such shareholders being hereinafter called the "Mailing Date"). Each party shall furnish all information concerning itself and the holders of its capital stock as may reasonably be requested in connection with any such action, including information relating to the number of shares of Parent Common Stock required to be registered.

        (b)  Each party hereto agrees, subject to applicable laws relating to the exchange of information, promptly to furnish the other parties hereto with copies of written communications (and memoranda setting forth the substance of all oral communications) received by such party, or any of its subsidiaries, affiliates or associates (as such terms are defined in Rule 12b-2 under the Exchange Act as in effect on the date hereof), from any Governmental Entity, and to promptly advise the other parties hereto of any proposed delivery of any of the foregoing to any Governmental Entity and provide such other parties with reasonable opportunity to comment thereon, in respect of the transactions contemplated hereby.

        (c)  Each of the Company and Parent will promptly, and in any event within ten business days after execution and delivery of this Agreement with respect to the HSR Act, within seven calendar days after the execution and delivery of this Agreement, with respect to the EC Merger Regulation (unless a valid extension is obtained granting additional time with respect to the EC Merger Regulation, and then within such extended period of time) and within the time required by all other applicable laws, rules and regulations, make all filings or submissions as are required under the HSR Act or the EC Merger Regulation or any other applicable antitrust statute. Each of the Company and Parent will promptly furnish to the other such necessary information and reasonable assistance as the other may request in connection with its preparation of any filing or submissions necessary under the HSR Act or the EC Merger Regulation or any other applicable antitrust statute. Each of the Company and Parent will promptly notify the other of the receipt and content of any inquiries or requests for additional information made by any Governmental Entity in connection therewith and, subject to the next sentence, will promptly (i) comply with any such inquiry or request and (ii) provide the other with a description of the information provided to any Governmental Entity with respect to any such inquiry or request. In addition, each of the Company and Parent will keep the other apprised of the status of any such inquiry or request. The foregoing shall not require (i) Parent or the Company to make any divestiture or consent to any divestiture in order to fulfill any condition or obtain any consent, authorization or approval or to appeal an injunction or order, or to post a bond in respect of such appeal or (ii) Parent to comply with any request for additional information from any Governmental Entity, compliance with which would be, after Parent's good faith efforts to negotiate with such Governmental Entity the narrowing of the scope of such request, unduly burdensome or expensive (it being understood that a "second request" for information from any Governmental Entity in connection with filings made under the HSR Act would not necessarily be unduly burdensome or expensive).

        Section 5.3    Comfort Letters.

        (a)  The Company shall use all reasonable efforts to cause to be delivered to Parent "comfort" letters of PriceWaterhouseCoopers and BDO Seidman LLP, the Company's independent public accountants, dated the date on which the Registration Statement shall become effective and as of the Effective Time, and addressed to the respective Boards of Directors of Parent and the Company, in form and substance reasonably satisfactory to Parent and reasonably customary in scope and substance for letters delivered by independent public accountants in connection with transactions such as those contemplated by this Agreement.

        (b)  Parent shall use all reasonable efforts to cause to be delivered to the Company "comfort" letters of Ernst & Young LLP, Parent's independent public accountants, dated the date on which the Registration Statement shall become effective and as of the Effective Time, and addressed to the respective Boards of Directors of the Company and Parent, in form and substance reasonably satisfactory to the Company and reasonably customary in scope and substance for letters delivered by independent public accountants in connection with transactions such as those contemplated by this Agreement.

        Section 5.4    Access to Information. Subject to the other terms and conditions of this Section 5.4, during normal business hours during the period from the date of this Agreement through the Effective Time, the Company shall, and shall cause each of its Subsidiaries to, afford to the accountants, counsel, financial advisors and other representatives of Parent reasonable access to, and permit them to make such reasonable inspections (including environmental and other sampling, subject to the execution of a reasonable environmental site access agreement) as they may reasonably require of, all their respective properties, books, Tax Returns, contracts, commitments and records (including the work papers of independent accountants, if available and subject to the consent of such independent accountants) and, during such period, the Company shall, and shall cause each of its Subsidiaries to, furnish promptly to Parent (i) a copy of each material report, schedule, registration statement and other document filed by it during such period pursuant to the requirements of federal or state securities laws or otherwise filed by it during such period with any Governmental Entity and (ii) all other information concerning its business, properties and personnel as Parent may reasonably request. Notwithstanding any provision of this Agreement, including this Section 5.4, the Company shall have no obligation to disclose or provide to Parent or any of its accountants, counsel, financial advisors or other representatives any information, documents or records that are competitively highly sensitive, including costing information on any particular product or program and information on any program or product to be bid to an automotive manufacturer, provided that no such sensitive, non-disclosed or non-provided information, documents or records involves any facts that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect. No investigation pursuant to this Section 5.4(a) shall affect any representation or warranty in this Agreement of any party hereto or any condition to the obligations of the parties hereto. All information obtained by Parent pursuant to this Section 5.4(a) shall be kept confidential in accordance with the letter agreement dated March 21, 2002 (the "Confidentiality Agreement") between Parent and the Company.

        Section 5.5    Compliance with the Securities Act. The Company shall use all reasonable efforts to cause each person who is identified as an "affiliate" of the Company as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (the "Rule 145 Affiliates") to deliver to Parent on or prior to the Effective Time a written agreement in substantially the form of Exhibit 5.5 hereto, executed by such person.

        Section 5.6    Stock Exchange Listings. Parent shall use its best efforts to list on the NYSE and the TSE, upon official notice of issuance, the shares of Parent Common Stock to be issued in connection with the Merger.

        Section 5.7    Fees and Expenses.

        (a)  Except as provided in paragraphs (b) and (c) of this Section 5.7, all fees and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the party incurring such fees or expenses, whether or not the Merger is consummated; provided that all expenses incurred in connection with (i) the fees of Arnold & Porter incurred pursuant to any joint retainer agreement in connection with any filings made pursuant to the EC Merger Regulation and antitrust statutes of countries other than the United States and (ii) the printing of the Registration Statement and the Proxy Statement/Prospectus shall be divided equally between Parent and the Company.

        (b)  The Company shall pay to Parent upon demand, in same day funds, a fee of $8 million (a "Termination Fee") if this Agreement is terminated by Parent pursuant to Section 7.1(c) or (d).

        (c)  Parent shall pay to the Company upon demand, in same day funds, a Termination Fee of $8 million if this Agreement is terminated by the Company pursuant to Section 7.1(c) or (d).

        (d)  The Company and Parent each acknowledge that the agreements contained in paragraphs (b) and (c) of this Section 5.7 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties hereto would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails promptly to pay any amount due pursuant to this Section 5.7 and, in order to obtain such payment, the Company, Parent or Sub, as the case may be, commences a suit that results in a judgment against such other party for any such amount, such other party shall pay to the commencing party its costs and expenses (including attorneys' fees) in connection with such suit, together with interest on the amount of the fee at the base prime rate of Citibank, N.A., from the date such payment was due under this Agreement.

        (e)  Payment of the Termination Fee pursuant to this Section 5.7 shall be the sole and exclusive damages remedy to which Parent or the Company, as the case may be, shall be entitled against the other; provided, however, that nothing in this Section 5.7 shall limit any remedy that any party hereto may have for specific performance of any provision of this Agreement.

        Section 5.8      Reasonable Efforts. Upon the terms and subject to the conditions set forth in this Agreement, each of the parties agrees to use all reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Merger and the other transactions contemplated by this Agreement, including: (a) the obtaining of all necessary actions or non-actions, waivers, consents and approvals from all Governmental Entities and the making of all necessary registrations and filings (including filings with Governmental Entities) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity (including those in connection with the HSR Act, the EC Merger Regulation, any other applicable antitrust statute and state takeover statutes), (b) the obtaining of all necessary consents, approvals or waivers from third parties, (c) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated hereby, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity with respect to the Merger or this Agreement vacated or reversed, and (d) the execution and delivery of any additional instruments necessary to consummate the transactions contemplated by this Agreement; provided, however, that the foregoing shall not require (i) Parent or the Company to make any divestiture or consent to any divestiture in order to fulfill any condition or obtain any consent, authorization or approval or to appeal an injunction or order, or to post a bond in respect of such appeal or (ii) Parent to comply with any request for additional information from any Governmental Entity, compliance with which would be, after Parent's good faith efforts to negotiate with such Governmental Entity the narrowing of the scope of such request, unduly burdensome or expensive (it being understood that a "second request" for information from any Governmental Entity in connection with filings made under the HSR Act would not necessarily be unduly burdensome or expensive).

        Section 5.9      Public Announcements. Neither Parent nor the Company will issue any press release with respect to the transactions contemplated by this Agreement or otherwise issue any written public statements with respect to such transactions without the prior consent of the other party, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange or the TSE.

        Section 5.10    Real Estate Transfer and Gains Tax. Parent and the Company agree that the Surviving Corporation will pay any state or local tax which is attributable to the transfer of the beneficial ownership of the Company's or its Subsidiaries' real property, if any (collectively, the "Gains Taxes"), and any penalties or interest with respect to the Gains Taxes, payable in connection with the consummation of the Merger. The Company and Parent agree to cooperate with the other in the filing of any returns with respect to the Gains Taxes, including supplying in a timely manner a complete list of all real property interests held by the Company and its Subsidiaries and any information with respect to such property that is reasonably necessary to complete such returns. The portion of the consideration allocable to the real property of the Company and its Subsidiaries shall be agreed to between Parent and the Company. The shareholders of the Company shall be deemed to have agreed to be bound by the allocation established pursuant to this Section 5.10 in the preparation of any return with respect to the Gains Taxes.

        Section 5.11    State Takeover Laws. If any "fair price," "business combination" or "control share acquisition" statute or other takeover or tender offer statute or regulation shall become applicable to the transactions contemplated hereby, Parent, Sub and the Company and their respective Boards of Directors shall use all reasonable efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and shall otherwise act to minimize the effects of any such statute or regulation on the transactions contemplated hereby.

        Section 5.12    Indemnification; Directors and Officers Insurance. For claims asserted, occurring or arising within six years from and after the Effective Time, the Surviving Corporation shall indemnify, defend and hold harmless all past and present officers and directors of the Company and of its Subsidiaries (the "Indemnified Parties") to the same extent such persons are indemnified as of the date of this Agreement by the Company pursuant to the Company Articles of Incorporation, the Company's Bylaws and any agreements and contracts set forth in Section 5.12 of the Company Letter between the Company or any of its Subsidiaries and any of their current officers and directors, as such agreements and contracts are amended prior to the Effective Time, for acts or omissions occurring at or prior to the date hereof, for acts or omissions occurring at or prior to the Effective Time. For a period of six (6) years after the Effective Time, the Surviving Corporation shall maintain in effect the current policies of directors' and officers' liability insurance maintained by the Company (provided that the Surviving Corporation may at its option substitute therefor policies that would cover the Indemnified Parties (i) with at least the same coverage and amounts containing terms and conditions that are no less advantageous in any material respect to the Indemnified Parties or (ii) after July 1, 2003, that cover Parent's directors against similar liabilities, in amounts and coverages equal to those provided for Parent's directors; provided further that there shall be no period of time between the effectiveness of coverage of the Company's current policies and the effectiveness of coverage of any substitute policies) with respect to matters arising before the Effective Time. The provisions of this Section 5.12 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her personal representatives and shall be binding on all successors and assigns of Sub, the Company and the Surviving Corporation. Without limiting the foregoing, from and after the Effective Time, Parent and Surviving Corporation shall, and Parent shall cause Surviving Corporation to, indemnify and hold harmless all current directors of the Company for all liability, damages, claims, charges, cost and expenses, including fees of one counsel for all such directors (it being understood that (i) Parent shall have the right to assume the defense of any claims or suits brought against any such directors, in which case Parent shall not be liable for any such fees subsequently incurred by any directors, and (ii) no director shall settle any such claim or suit without Parent's consent, which shall not be unreasonably withheld), arising from or related to any acts or omissions occurring in connection with this Agreement, the negotiation and approval of this Agreement, and the consummation of the transactions contemplated hereby. Parent also agrees to cause Surviving Corporation to fulfill all contractual indemnification obligations of the Company to its officers and directors referred to in this Section 5.12.

        Section 5.13    Notification of Certain Matters. Parent shall use all reasonable efforts to give prompt notice to the Company, and the Company shall use all reasonable efforts to give prompt notice to Parent, of: (i) the occurrence, or non-occurrence, of any event the occurrence, or non-occurrence, of which it is aware and which would reasonably be likely to cause (x) any representation or warranty contained in this Agreement to be untrue or inaccurate in any material respect or (y) any covenant, condition or agreement contained in this Agreement not to be timely complied with or satisfied in all material respects, (ii) any failure of Parent or the Company, as the case may be, to comply in a timely manner with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder, (iii) any material new litigation or claim instituted or asserted against the Company or any of its Subsidiaries or any material developments in any such existing litigation or claim or (iv) any event, change or development that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect or a Company Material Adverse Effect, as the case may be; provided, however, that the delivery of any notice pursuant to this Section 5.13 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

        Section 5.14    Shareholder Litigation. Each of Parent and the Company shall use all reasonable efforts to settle, and the Company shall give Parent the opportunity to direct the defense of, any shareholder litigation against the Company or its directors relating to the transactions contemplated by this Agreement; provided, however, that no such settlement shall be agreed to without Parent's consent, which shall not be unreasonably withheld; provided further, however, that no such settlement the result of which would be to prevent the consummation of the Merger shall be agreed to without the Company's consent, which shall not be unreasonably withheld, and no such settlement shall be agreed to without the consent of the Company or any director of the Company unless such settlement contains a release of, and no admission of fault or wrongdoing with respect to, the Company or such director, as the case may be.

        Section 5.15    Company Debt Agreements. The Company will, if required by Parent, (a) promptly seek agreement, on terms reasonably acceptable to Parent, of the banks party to the credit agreements of the Company or any of its Subsidiaries and the holders of debt instruments of the Company or any of its Subsidiaries (collectively, the "Company Debt") to amend such agreements and instruments to permit the consummation of the Merger, and to provide that such actions do not constitute an event permitting the banks or lenders that are parties thereto to accelerate the amounts outstanding under such agreements and instruments and (b) in the event that such acceleration occurs prior to the Merger, reasonably cooperate with Parent and Sub in arranging financing on terms reasonably acceptable to Parent and Sub to finance any required repurchase or prepayment of Company Debt.

        Section 5.16    Company Stock Options. The Company shall use all reasonable efforts to cause the holders of New Company Stock Options to exercise all such New Company Stock Options immediately prior to the Effective Time.

        Section 5.17    Donnelly Export. The Company shall terminate, effective prior to the Effective Time, all contracts, agreements or arrangements between the Company or any of its Subsidiaries and Donnelly Export.

        Section 5.18    Benefit Plans.

        (a)  With respect to any employee benefit plans of Parent in which the employees of the Company or any of its wholly owned Subsidiaries participate subsequent to the Effective Time, Parent shall, or shall cause the Surviving Corporation to: (i) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the employees under any such employee benefit plan that is a welfare plan, as defined in Section 3(1) of ERISA, in which such employees may be eligible to participate, to the same extent that such limitations are or would be waived or satisfied with respect to any particular employee under a comparable Company Plan as in effect immediately prior to the Effective Time, and (ii) recognize all service of the employees of the Company and its wholly owned Subsidiaries with the Company and its wholly owned Subsidiaries for all purposes (excluding benefit accrual under any defined benefit pension plan, deferred profit sharing plan and eligibility for benefits under any post-retirement medical plans) in any employee benefit plan of Parent in which such employees are eligible to participate, to the same extent that such service is or would be recognized under a comparable Company Plan as in effect immediately prior to the Effective Time.

        (b)  The Surviving Corporation shall not and Parent shall cause the Surviving Corporation not to make any changes, amendments or revisions to the Company's (i) Pension Plan for Outside Directors, (ii) Deferred Director Fee Plan, (iii) Deferred Compensation Plan or (iv) Supplemental Retirement Plan, that would adversely affect the amounts or the payment terms with respect to benefits accrued as of the Effective Time and to be paid to the participants therein as of the Effective Time. Notwithstanding the foregoing, the Surviving Corporation may make any other changes, amendments or revisions to the foregoing plans as permitted by the terms of such plans and applicable law.

        (c)  The Surviving Corporation shall terminate, as of the Effective Time, the Company's 2002 management bonus plan and each participant in such plan as of the Effective Time shall be entitled to such participant's benefits thereunder as disclosed in Section 5.18(c) of the Company Letter (prorated as appropriate).

        (d)  The Surviving Corporation will, and Parent will cause the Surviving Corporation to, provide retiree medical benefits after the Effective Time as follows:

(i) With respect to each current retiree at the Effective Time who receives medical benefits that are fully paid for by the Company or one of its wholly owned Subsidiaries, the Surviving Corporation will continue after the Effective Time to provide Medical Benefits (as hereinafter defined) to such retiree (at no cost or expense to the retiree).

(ii) With respect to each current retiree at the Effective Time who receives medical benefits that are partially paid for by the Company or one of its wholly owned Subsidiaries and partially paid for by the retiree, the Surviving Corporation will continue after the Effective Time to provide Medical Benefits to and pay a percentage of the cost of Medical Benefits for such retiree that is equal to the percentage of the cost of medical benefits, subject to existing maximum Company contribution amounts, for such retiree that is paid by the Company or one of its wholly owned Subsidiaries immediately prior to the Effective Time.

(iii) With respect to each current employee of the Company or one of its wholly owned Subsidiaries at the Effective Time who (A) commenced employment with the Company or one of its wholly owned Subsidiaries on or before July 1, 1998, and (B) retires after the Effective Time with both ten (10) or more years of service to the Company or one of its wholly owned Subsidiaries or successors and at an age of fifty-five (55) years or older, the Surviving Corporation will provide Medical Benefits to and pay a percentage of the cost of Medical Benefits for such person that is equal to the percentage of the cost of medical benefits, subject to existing maximum Company contribution amounts, that would have been required to be paid by the Company or one of its wholly owned Subsidiaries upon such retirement pursuant to the schedule used to determine the percentage of such cost that is paid by the Company or one of its wholly owned Subsidiaries immediately prior to the Effective Time with respect to the retirees referenced in Section 5.18(d)(ii) above. For purposes of determining a person’s years of service under the foregoing sentence, the Surviving Corporation shall only be required to take account of the greater of years of service to the Company or one of its wholly owned Subsidiaries prior to the Effective Time or ten (10) years.

(iv) With respect to each current employee of the Company or one of its wholly owned Subsidiaries at the Effective Time who (A) commenced employment with the Company or one of its wholly owned Subsidiaries after July 1, 1998, and (B) retires after the Effective Time, such person shall be entitled to participate in such retiree medical programs and receive such medical benefits as may be offered by the Surviving Corporation from time to time to its employees in accordance with the terms of such programs. For purposes of determining an employee’s eligibility under such retiree medical programs, the Surviving Corporation shall take account of the combined service of such employee with the Company or one of its wholly owned Subsidiaries and the Surviving Corporation.

(v) “Medical Benefits” shall mean medical benefits that are substantially similar to the medical benefits that the Surviving Corporation provides from time to time to its employees.

        Except as otherwise provided in Section 5.18(d) above, the Surviving Corporation shall have such rights to modify, amend or terminate such Medical Benefits as are currently afforded the Company pursuant to the Company’s Participant Benefit Plan – Summary Plan Description, revised January 1, 2000.

        Section 5.19    Exercise of Hohe Call Options. The Company shall use all reasonable efforts, including negotiations with the Hohe Holders, to exercise the Hohe Call Options such that the closings of the share and economic interest transfers contemplated thereby

(the “Hohe Call Option Closings”) shall occur immediately prior to the Effective Time, but shall be conditioned on the satisfaction or waiver of all conditions to the Merger set forth in Article VI hereof. If the Company is unable to exercise the Hohe Call Options on such a conditional basis, then upon Parent’s request to the Company, delivered at least 10 business days prior to the date of the Effective Time (the “Parent Hohe Request”), the Company shall exercise the Hohe Call Options pursuant to their terms on a date specified by Parent. If Parent has made the Parent Hohe Request, then, at the Hohe Call Option Closings, Parent shall loan or cause to be loaned to the Company all amounts necessary to permit such exercise and such closings, as specified in Section 3.31. Such loan shall (i) be evidenced by a promissory note in customary form, (ii) be made in Euros, (iii) not bear interest and (iv) be repayable in Euros on the fifth anniversary of the making of such loan; provided that, in the event that this Agreement is terminated by Parent pursuant to Section 7.1(c) or (d), the Company shall repay such loan on the business day immediately following the date of such termination.

ARTICLE VI

CONDITIONS PRECEDENT TO THE MERGER

        Section 6.1    Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by such party) at or prior to the Effective Time of the following conditions:

        (a)  Stock Exchange Listings. The shares of Parent Common Stock issuable in the Merger shall have been authorized for listing on the NYSE and on the TSE, subject to official notice of issuance.

        (b)  HSR Waiting Period; Other Antitrust Statutes. The waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and any required approval of the Merger shall have been obtained pursuant to any other applicable antitrust statute.

        (c)  EC Merger Regulation. The proposed merger of Sub into the Company:

(i) shall have been cleared by the European Commission, or

(ii) shall be deemed to have been cleared by the European Commission due to expiry of the time limit pursuant to Article 10 par. 6 of the EC Merger Regulation, or

(iii) may be consummated due to a derogation from the suspension obligation granted by the European Commission in accordance with Art. 7 par. 4 of the EC Merger Regulation.

        (d)  Registration Statement. The Registration Statement shall have become effective in accordance with the provisions of the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and remain in effect and no proceedings for that purpose shall have been initiated or, to the knowledge of Parent or the Company, threatened by the SEC and not been dismissed. All necessary state securities or blue sky authorizations shall have been received.

        (e)  No Order. No court or other Governmental Entity having jurisdiction over the Company or Parent, or any of their respective Subsidiaries, shall (after the date of this Agreement) have enacted, issued, promulgated, enforced or entered any law, rule, regulation, executive order, decree, injunction or other order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the Merger or any of the transactions contemplated hereby illegal.

        (f)  Proxy Statement/Prospectus; Company Required Vote. At least 30 days shall have elapsed between the Mailing Date and the date of the Special Meeting, and the Company Required Vote approving the Merger and this Agreement shall have been duly obtained at the Special Meeting.

        Section 6.2    Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger shall be subject to the fulfillment (or waiver by the Company) at or prior to the Effective Time of the following additional conditions:

        (a)  Performance of Obligations; Representations and Warranties. Each of Parent and Sub shall have performed in all material respects each of its agreements contained in this Agreement required to be performed at or prior to the Effective Time, each of the representations and warranties of Parent and Sub contained in this Agreement that is qualified as to materiality shall be true and correct at and as of the Effective Time as if made at and as of such time (other than representations and warranties which address matters only as of a certain date, which shall be true and correct as of such certain date), each of the representations and warranties that is not so qualified shall be true and correct in all material respects on and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date, which shall be true and correct in all material respects as of such certain date), in each case except as otherwise contemplated or permitted by this Agreement, and the Company shall have received certificates signed on behalf of each of Parent and Sub by its Chief Financial Officer and its President or any Executive Vice-President (the "Parent Closing Certificate") to such effect; provided, however, that this condition shall be deemed (i) not to have been satisfied if the cumulative effect of all inaccuracies in such representations and warranties (without regard to any qualification in any particular representation or warranty as to materiality or Parent Material Adverse Effect (other than the proviso to the last sentence of Section 2.1)) has had or would reasonably be expected to have a Parent Material Adverse Effect and (ii) to have been satisfied (with respect only to the representations and warranties of Parent and Sub) if the cumulative effect of all inaccuracies in such representations and warranties (without regard to any qualification in any particular representation or warranty as to materiality or Parent Material Adverse Effect (other than as aforesaid)) has not had and would not reasonably be expected to have a Parent Material Adverse Effect.

        (b)  Comfort Letters. The Company shall have received the "comfort letter" described in Section 5.3(b), in form and substance reasonably satisfactory to the Company.

        (c)  Tax Opinion. The Company shall have received an opinion of Varnum, Riddering, Schmidt and Howlett LLP, in form and substance reasonably satisfactory to the Company, dated the Effective Time, substantially to the effect that on the basis of facts, representations and assumptions set forth in such opinion that are consistent with the state of facts existing as of the Effective Time, for federal income tax purposes the Merger will constitute a "reorganization" within the meaning of Section 368(a) of the Code, and the Company, Sub and Parent will each be a party to that reorganization within the meaning of Section 368(b) of the Code. In rendering such opinion, Varnum, Riddering, Schmidt and Howlett LLP may rely as to matters of fact upon the representations contained herein and may receive and rely upon customary representations from Parent and the Company (which representations, in the case of Parent, shall be reasonably satisfactory to Parent).

        (d)  Parent Material Adverse Effect. From the commencement of the 20 consecutive NYSE trading day period used in determining the Parent Stock Price pursuant to Section 1.5(c) through the Closing, there shall not have occurred a Parent Material Adverse Effect or any event or occurrence that would reasonably be expected to result in a Parent Material Adverse Effect, and the Company shall have received a certificate signed on behalf of Parent by its Chief Financial Officer and its President or any Executive Vice-President to such effect; provided, however, that if there shall have occurred such a Parent Material Adverse Effect or event or occurrence, then this condition shall nevertheless be deemed satisfied if Parent gives notice to the Company (a "Parent MAE Notice") that the Effective Time and the Closing shall occur on the 22nd NYSE trading day after the date on which Parent publicly announces such Parent Material Adverse Effect (including any deemed Parent Material Adverse Effect as contemplated by Section 6.2(e)), in which case the Effective Time and the Closing shall occur on such date (subject to the satisfaction or waiver of all other conditions to the respective obligations of the parties to effect the Merger), it being understood that the timing of such public announcement shall be at the discretion of Parent, subject to applicable law, regulation and stock exchange rules.

        (e)  Parent Accounting Matters. Parent (i) shall not have been advised by its independent accountants of any material accounting irregularities that would reasonably be expected to require Parent to restate its consolidated financial statements included in the Parent SEC Documents (other than as required by any change in accounting principles generally accepted in Canada or the United States) and (ii) to Parent's knowledge, shall not be subject to any material pending or threatened investigation by the SEC concerning such consolidated financial statements, and the Parent Closing Certificate shall be to such effect; provided, however, that Parent may elect to deem any failure to satisfy this condition to be a Parent Material Adverse Effect for purposes of the proviso to Section 6.2(d), in which case this condition shall be deemed satisfied.

        Section 6.3    Conditions to Obligations of Parent and Sub to Effect the Merger. The obligations of Parent and Sub to effect the Merger shall be subject to the fulfillment (or waiver by Parent) at or prior to the Effective Time of the following additional conditions:

        (a)  Performance of Obligations; Representations and Warranties. The Company shall have performed in all material respects each of its agreements contained in this Agreement required to be performed at or prior to the Effective Time, each of the representations and warranties of the Company contained in this Agreement that is qualified as to materiality shall be true and correct at and as of the Effective Time as if made at and as of such time (other than representations and warranties which address matters only as of a certain date, which shall be true and correct as of such certain date), each of the representations and warranties that is not so qualified shall be true and correct in all material respects at and as of the Effective Time as if made on and as of such date (other than representations and warranties which address matters only as of a certain date, which shall be true and correct in all material respects as of such certain date), and Parent shall have received a certificate signed on behalf of the Company by its Chief Executive Officer and its Chief Financial Officer (the "Company Closing Certificate") to such effect; provided, however, that this condition shall be deemed (i) not to have been satisfied if the cumulative effect of all inaccuracies in such representations and warranties (without regard to any qualification in any particular representation or warranty as to materiality or Company Material Adverse Effect (other than the two provisos to the last sentence of Section 3.1(a))) has had or would reasonably be expected to have a Company Material Adverse Effect and (ii) to have been satisfied (with respect only to the representations and warranties of the Company) if the cumulative effect of all inaccuracies in such representations and warranties (without regard to any qualification in any particular representation or warranty as to materiality or Company Material Adverse Effect (other than as aforesaid)) has not had and would not reasonably be expected to have a Company Material Adverse Effect.

        (b)  Consents Under Agreements. The Company shall have obtained the consent or approval of each person that is not a Governmental Entity whose consent or approval is set forth in Section 6.3(b) of the Company Letter.

        (c)  Approvals. All authorizations, consents, orders, declarations or approvals of, or registrations, declarations or filings with, or terminations or expirations of waiting periods imposed by, any Governmental Entity set forth in Section 6.3(c) of the Company Letter shall have been obtained, shall have been made or shall have occurred, and shall be in full force and effect.

        (d)  Comfort Letters. Parent shall have received the "comfort letter" described in Section 5.3(a), in form and substance reasonably satisfactory to Parent.

        (e)  Company Material Adverse Effect. Except as specifically disclosed in the Company Letter, since the date of this Agreement, there shall have been no Company Material Adverse Effect and no event or occurrence that would reasonably be expected to result in a Company Material Adverse Effect, and Parent shall have received a certificate of the Chief Executive Officer and the Chief Financial Officer of the Company to such effect.

        (f)  Company Accounting Matters. The Company (i) shall not have been advised by its independent accountants of any material accounting irregularities that would reasonably be expected to require the Company to restate the Financial Statements (other than as required by any change in accounting principles generally accepted in Canada or the United States) and (ii) to the Company's knowledge, shall not be subject to any material pending or threatened investigation by the SEC concerning the Financial Statements, and the Company Closing Certificate shall be to such effect.

        (g)  Receipt of Agreements to Exercise New Company Stock Options. The Company shall have received from each holder of a New Company Stock Option a binding, unconditional agreement, on terms reasonably satisfactory to Parent, obligating such holder to exercise, not later than immediately prior to the Effective Time, all such New Company Stock Options held by such holder, and the Company shall have delivered to Parent true and correct copies thereof prior to August 1, 2002.

        (h)  Hohe Call Option Closings. If Parent has made the Parent Hohe Request pursuant to Section 5.19, then the Hohe Call Option Closings shall have occurred as contemplated by such Section.

ARTICLE VII

TERMINATION, AMENDMENT AND WAIVER

        Section 7.1    Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after any approval of the matters presented at the Special Meeting in connection with the Merger:

        (a)  by mutual written consent of Parent and the Company;

        (b)  by either Parent or the Company if the required approval of the Merger by the shareholders of the Company shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of such shareholders or at any adjournment thereof;

        (c)  by either Parent or the Company if the other of them shall have failed to comply in any material respect with any of its covenants or agreements contained in this Agreement required to be complied with prior to the date of such termination, which failure to comply, if curable, has not been cured within 20 business days following receipt by such other of them of written notice of such failure to comply;

        (d)  by either Parent or the Company if there has been a breach (which breach, if curable, has not been cured within 20 business days following receipt by the breaching party of written notice of the breach) by the other of them (in the case of Parent, including any material breach by Sub) of any representation or warranty that would make the condition set forth in Section 6.3(a) or 6.2(a), respectively, not satisfied if the Effective Time occurred on such 20th business day;

        (e)  by either Parent or the Company if: (i) the Merger has not been effected on or prior to the close of business on December 31, 2002 (as such date may be extended by mutual agreement); provided, however, that the right to terminate this Agreement pursuant to this Section 7.1(e)(i) shall not be available to any party whose failure to fulfill any of its obligations contained in this Agreement has been the proximate cause of the failure of the Merger to have occurred on or prior to the aforesaid date; or (ii) any court or other Governmental Entity having jurisdiction over a party hereto shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree or ruling or other action shall have become final and non-appealable;

        (f)  by Parent if Parent or Sub shall have received (i) notice under the HSR Act that the Federal Trade Commission or the Antitrust Division of the Department of Justice has extended the applicable waiting period under the HSR Act by requesting additional information concerning the Merger, any related transaction, or Parent or Sub, (ii) notice that the European Commission finds that the Merger raises serious doubts as to its compatibility with the common market and has initiated the proceedings pursuant to Art. 6 par. 1 (c) of the EC Merger Regulation or (iii) any request for additional information from any Governmental Entity in connection with the EC Merger Regulation, compliance with which would be, after Parent's good faith efforts to negotiate with such Governmental Entity the narrowing of the scope of such request, unduly burdensome or expensive (it being understood that a "second request" for information from any Governmental Entity in connection with filings made under the HSR Act would not necessarily be unduly burdensome or expensive);

        (g)  by the Company if the Parent Stock Price is less than $52.28; provided, however, that such termination pursuant to this Section 7.1(g) shall not be effective (and this Agreement shall continue in full force and effect) unless both (i) the Company shall have (x) provided written notice to Parent prior to the date of the Special Meeting of its intention to terminate this Agreement pursuant to this Section 7.1(g) and (y) duly called, given notice of and convened the Special Meeting and immediately thereafter duly adjourned the Special Meeting to the date that is five business days thereafter (the "Special Meeting Resumption Date") and (ii) Parent shall have not, on or prior to 5:00 p.m., Holland, Michigan time, on the business day next preceding the Special Meeting Resumption Date, given written notice to the Company (the "Merger Consideration Increase Notice") that the Exchange Ratio shall be increased to equal the quotient of $24.00 divided by the Parent Stock Price; provided further that, in the event of any adjustment of the Exchange Ratio pursuant to Section 1.10, all such dollar amounts shall be commensurately adjusted, as mutually agreed by Parent and the Company, each acting reasonably and in good faith; and provided further that Parent shall have no obligation to deliver the Merger Consideration Increase Notice; or

        (h)  by the Company if both (i) Parent has given a Parent MAE Notice to the Company pursuant to Section 6.2(d) and (ii) after giving effect to Section 6.2(d), either (x) the Parent Stock Price or (y) the average of the Average Prices for the three consecutive NYSE trading days immediately prior to the date of the Effective Time, is less than $61.00.

        The right of any party hereto to terminate this Agreement pursuant to this Section 7.1 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any party hereto, any person controlling any such party or any of their respective officers, directors or representatives, whether prior to or after the execution of this Agreement.

        Section 7.2    Effect of Termination. In the event of termination of this Agreement by either Parent or the Company, as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability hereunder on the part of the Company, Parent, Sub or their respective officers or directors (except for the last sentence of Section 5.4 and the entirety of Sections 2.9, 3.24 and 5.7, this Section 7.2 and Article VIII, which shall survive the termination); provided, however, that nothing contained in this Agreement shall relieve any party hereto from any liability for any breach of a representation or warranty contained in this Agreement or the breach of any covenant contained in this Agreement.

        Section 7.3    Amendment. This Agreement may be amended by the parties hereto, by or pursuant to action taken by their respective Boards of Directors at any time before or after approval of the matters presented in connection with the Merger by the shareholders of the Company, but, after any such approval, no amendment shall be made which by law requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing duly executed by each of the parties hereto.

        Section 7.4    Waiver. At any time prior to the Effective Time, the parties hereto may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein which may legally be waived. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing duly executed by such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE VIII

GENERAL PROVISIONS

        Section 8.1    Non-Survival of Representations and Warranties. Except for any claim arising as a result of any breach of a representation or warranty prior to the termination of this Agreement as contemplated by Section 7.2, the representations and warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall terminate at the earlier of (i) the Effective Time or (ii) the termination of this Agreement.

        Section 8.2    Notices. All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally, one day after being delivered to a nationally recognized overnight courier or when telecopied (with a confirmatory copy sent by such overnight courier) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

        (a)  if to Parent or Sub, to

Magna Mirrors Acquisition Corporation
In care of Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1 Canada
Attention: President (with a separate copy to Corporate Secretary) Facsimile Nos.:

                with copies to:

Scott M. Freeman
Sidley Austin Brown & Wood LLP
(on or prior to July 4, 2002)
875 Third Avenue
New York, New York 10022
Facsimile No.: (212) 906-2021

(after July 4, 2002)
787 Seventh Avenue
New York, New York 10019
Facsimile No.: (212) 839-5599

        (b)  if to the Company, to

Donnelly Corporation 49 West Third Street Holland, Michigan 49432-2813 Attention: Chief Executive Officer Facsimile No.: (616) 786-6232

                with a copy to:

Varnum, Riddering, Schmidt & Howlett LLP Bridgewater Place 333 Bridgewater Street, N.W. Post Office Box 352 Grand Rapids, Michigan 49501-0352 Attention: Daniel C. Molhoek Facsimile No.: (616) 336-7000

        Section 8.3    Interpretation. When a reference is made in this Agreement to a Section or Article, such reference shall be to a Section or Article of this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrase "to the knowledge of the Company" and similar phrases, when used in this Agreement, refer to the knowledge, after reasonable investigation, of the officers of the Company as of the date of determination. All references in this Agreement to "$" shall be references to United States dollars. For all purposes of this Agreement, "affiliate" shall have the meaning specified in Rule 405 under the Securities Act. For all purposes of this Agreement, except as hereinafter provided, "Subsidiary" means any corporation, partnership, limited liability company, joint venture, trust company or other legal entity of which Parent or the Company, as the case may be (either alone or through or together with any other Subsidiary), (i) owns, directly or indirectly, 50% or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, limited liability company, joint venture, trust company or other legal entity, (ii) is a general partner, trustee, manager or other entity or person performing similar functions or (iii) has control (as defined in Rule 405 under the Securities Act). For all purposes of this Agreement, (x) a "wholly owned Subsidiary" of the Company shall be deemed to include those entities which, for regulatory or other local law purposes, have issued nominal ownership interests to persons other than the Company or any of its Subsidiaries and (y) Shunde Donnelly Zhen Hua Automotive Systems Co. Ltd. and Shanghai Donnelly Ganxiang Automotive Systems Co. Ltd. (the "Chinese Joint Ventures") and Donnelly Export shall be deemed to be Subsidiaries of the Company; provided that any representation or warranty of the Company with respect to any Chinese Joint Venture, Shanghai Donnelly Fu Hua Window System Company Limited, Donnelly Yantai Electronics Corporation Limited, Varitronix (Malaysia) sdn.bhd or Schott Donnelly, LLC (collectively, the "Non-Controlled Subsidiaries") set forth in Article III or in any certificate furnished in connection with this Agreement shall be deemed qualified as though made only to the knowledge of the Company, without investigation, and any covenant or agreement of the Company in this Agreement to cause any Non-Controlled Subsidiary to take or refrain from taking any action shall be deemed to require the Company only to use all reasonable efforts to cause such Non-Controlled Subsidiary to take or refrain from taking, as the case may be, such action. Any obligation of Parent under any Section of this Agreement to cause the Surviving Corporation to take any action or refrain from any action shall be deemed to be absolute and unconditional and without regard to the financial ability of the Surviving Corporation to take or refrain from such action and, in the case of any obligation of the Surviving Corporation to make any payment, shall require Parent to make or cause to be made such payment when due in the event that the Surviving Corporation failed to make such payment for any reason.

        Section 8.4    Counterparts. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

        Section 8.5    Entire Agreement; No Third-Party Beneficiaries. Except for the Confidentiality Agreement, this Agreement together with all other agreements executed by the parties hereto on the date hereof constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement, except for the provisions of Section 5.12, is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

        Section 8.6    Governing Law. Except to the extent that the laws of the State of Michigan are mandatorily applicable to the Merger, this Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under the applicable principles of conflicts of laws thereof.

        Section 8.7    Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Sub may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to Parent or to any wholly owned Subsidiary of Parent. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

        Section 8.8    Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible.

        Section 8.9    Enforcement of this Agreement. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific wording or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, such remedy being in addition to any other remedy to which any party is entitled at law or in equity.

        IN WITNESS WHEREOF, Parent, Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

MAGNA INTERNATIONAL INC.

By:    /s/ Belinda Stronach
      Name: Belinda Stronach
      Title: President and CEO

By:    /s/ Vince Gallifi
      Name: Vince Gallifi
      Title: Executive VP and CFO

MAGNA MIRRORS ACQUISITION CORP.

By    /s/ William J. Biggar
      Name: William J. Biggar
      Title: Executive VP, Office of the CEO

By:    /s/ Jeff Palmer
      Name: Jeff Palmer
      Title: Executive VP

DONNELLY CORPORATION

By    /s/ J. Dwane Baumgardner
      Name: J. Dwane Baumgardner
Title: CEO, Chairman & President

Exhibit 5.5

FORM OF AFFILIATE LETTER FOR AFFILIATES OF THE COMPANY

[Date]

Magna International Inc.
337 Magna Drive
Aurora, Ontario L4G 7K1 Canada

Ladies and Gentlemen:

                I have been advised that as of the date of this letter I may be deemed to be an "affiliate" of Donnelly Corporation, a Michigan corporation (the "Company"), as the term "affiliate" is defined for purposes of paragraphs (c) and (d) of Rule 145 of the rules and regulations (the "Rules and Regulations") of the Securities and Exchange Commission (the "Commission") under the Securities Act of 1933, as amended (the "Act"). Pursuant to the terms of the Agreement and Plan of Merger dated as of June 25, 2002 (the "Merger Agreement"), among Magna International Inc., an Ontario corporation ("Parent"), Magna Mirrors Acquisition Corp., a Michigan corporation ("Sub"), and the Company, Sub will be merged with and into the Company (the "Merger"). Capitalized terms used in this letter without definition shall have the meanings assigned to them in the Merger Agreement.

                As a result of the Merger, I may receive Class A Subordinate Voting Shares, without par value, of Parent (the "Parent Shares") in exchange for shares of common stock of the Company (the "Company Shares") owned by me or purchasable upon exercise of stock options.

        1.      I represent, warrant and covenant to Parent that in the event I receive any Parent Shares as a result of the Merger:

                A.  I shall not make any sale, transfer or other disposition of any Parent Shares in violation of the Act or the Rules and Regulations.

                B.  I have carefully read this letter and the Merger Agreement and discussed the requirements of such documents and other applicable limitations upon my ability to sell, transfer or otherwise dispose of the Parent Shares, to the extent I felt necessary, with my counsel or counsel for the Company.

                C.  I have been advised that the issuance of the Parent Shares to me pursuant to the Merger has been registered with the Commission under the Act on a Registration Statement on Form F-4. However, I have also been advised that, because at the time the Merger is submitted for a vote of the shareholders of the Company, (a) I may be deemed to be an affiliate of the Company and (b) the sale, transfer or other distribution by me of the Parent Shares has not been registered under the Act, I may not sell, transfer or otherwise dispose of the Parent Shares issued to me in the Merger unless (i) such sale, transfer or other disposition is made in conformity with the volume limitations and other conditions of Rule 145 promulgated by the Commission under the Act (provided that I deliver to Parent customary letters of representation from myself and my broker), (ii) such sale, transfer or other disposition has been registered under the Act or (iii) in the opinion of counsel reasonably acceptable to Parent, such sale, transfer or other disposition is otherwise exempt from registration under the Act.

                D.  I understand that Parent is under no obligation to register the sale, transfer or other disposition of any Parent Shares by me or on my behalf under the Act or, except as provided in paragraph 2(A) below, to take any other action necessary in order to make compliance with an exemption from such registration available.

                E.  I also understand that there will be placed on the certificates for the Parent Shares issued to me, or any substitutions therefor, a legend stating in substance:

“THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 MAY APPLY. THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT DATED ________, ____ BETWEEN THE REGISTERED HOLDER HEREOF AND MAGNA INTERNATIONAL INC., A COPY OF WHICH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICES OF MAGNA INTERNATIONAL INC.”

                F.  I also understand that unless a sale, transfer or other disposition is made in conformity with the provisions of Rule 145, or pursuant to a registration statement, Parent reserves the right to put the following legend on the certificates issued to my transferee:

“THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 AND WERE ACQUIRED FROM A PERSON WHO RECEIVED SUCH SHARES IN A TRANSACTION TO WHICH RULE 145 PROMULGATED UNDER THE SECURITIES ACT OF 1933 APPLIES. THE SHARES HAVE BEEN ACQUIRED BY THE HOLDER NOT WITH A VIEW TO, OR FOR RESALE IN CONNECTION WITH, ANY DISTRIBUTION THEREOF WITHIN THE MEANING OF THE SECURITIES ACT OF 1933 AND MAY NOT BE SOLD, TRANSFERRED, PLEDGED OR OTHERWISE DISPOSED OF WITHOUT REGISTRATION UNDER THE SECURITIES ACT OF 1933 OR IN ACCORDANCE WITH AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OF 1933.”

                G.  Execution of this letter should not be considered an admission on my part that I am an "affiliate" of the Company as described in the first paragraph of this letter, nor as a waiver of any rights I may have to object to any claim that I am such an affiliate on or after the date of this letter.

        2.      By Parent’s acceptance of this letter, Parent hereby agrees with me as follows:

                A.  For so long as and to the extent necessary to permit me to sell Parent Shares pursuant to Rules 144 and 145 under the Act, to the extent applicable, Parent shall (a) use all reasonable efforts to (i) file, on a timely basis, all reports and data required to be filed with the Commission by it pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and (ii) furnish to me upon request a written statement as to whether Parent has complied with such reporting requirements during the 12 months preceding any proposed sale of Parent Shares by me under Rule 145, and (b) otherwise use all reasonable efforts to permit such sales pursuant to Rule 145 and Rule 144. Parent has filed all reports required to be filed with the Commission under Section 13 of the 1934 Act during the preceding 12 months.

                B.  It is understood and agreed that certificates with the legends set forth in paragraphs E and F above will be substituted by delivery of certificates without such legend if (i) one year shall have elapsed from the date the undersigned acquired the Parent Shares received in the Merger and the provisions of Rule 145(d)(2) are then available to the undersigned, (ii) two years shall have elapsed from the date the undersigned acquired the Parent Shares received in the Merger and the provisions of Rule 145(d)(3) are then applicable to the undersigned, or (iii) Parent has received either an opinion of counsel, which opinion and counsel shall be reasonably satisfactory to Parent, or a "no action" letter obtained by the undersigned from the staff of the Commission, to the effect that the restrictions imposed by Rule 145 under the Act no longer apply to the undersigned.

Very truly yours, _________________________________ Name:

Agreed and accepted this ____ day of ______________, 2002, by Magna International Inc.

By_________________________ Name: Title:

Exhibit 99.1

Execution Copy

SHAREHOLDERS’ AGREEMENT

                SHAREHOLDERS' AGREEMENT (this "Agreement") dated as of June 25, 2002, among MAGNA INTERNATIONAL INC., an Ontario corporation ("Parent"), MAGNA MIRRORS ACQUISITION CORP., a Michigan corporation and a wholly owned subsidiary of Parent ("Sub"), DONNELLY EXPORT CORPORATION, a Michigan corporation ("Export"), and the persons listed on SCHEDULE A hereto (such persons are collectively referred to herein as the "Shareholders" and individually referred to herein as a "Shareholder").

                WHEREAS Parent, Sub and DONNELLY CORPORATION, a Michigan corporation (the "Company"), propose to enter into an Agreement and Plan of Merger dated as of even date herewith (as the same may be amended or supplemented, the "Merger Agreement"), providing for the merger of Sub with and into the Company (the "Merger"), pursuant to which each issued and outstanding share of Class A Common Stock, par value $.10 per share, of the Company (the "Company Class A Common Stock") and each issued and outstanding share of Class B Common Stock, par value $.10 per share, of the Company (the "Company Class B Common Stock" and, together with the Company Class A Common Stock, the "Company Common Stock") will be converted into the right to receive a fraction of a Class A Subordinate Voting Share, without par value, of Parent (the "Parent Shares");

                WHEREAS the Shareholders own in the aggregate 1,841,449 shares of Company Class B Common Stock and 665,692 shares of Company Class A Common Stock (including any shares of Company Common Stock acquired by any Shareholder after the date hereof, the "Owned Shares") and otherwise control, through valid and binding powers of attorney or proxies or otherwise, 1,408,200 shares of Company Class B Common Stock and 637,730 shares of Company Class A Common Stock (including any shares of Company Common Stock so controlled by any Shareholder after the date hereof, the "Controlled Shares" and, together with the Owned Shares, the "Owned or Controlled Shares");

                WHEREAS the Shareholders own or otherwise control, in the aggregate, (i) 79.62% of the outstanding shares of Company Class B Common Stock and (ii) 19.33% of the outstanding shares of Company Class A Common Stock, in each case as of June 7, 2002, representing in the aggregate approximately 72% of votes entitled to be cast by holders of Company Class B Common Stock and Company Class A Common Stock, voting together as a class, at any duly held meeting of the Company's shareholders with respect to the approval of the Merger;

                WHEREAS the holders of Company Class B Common Stock own all the outstanding shares of capital stock of Export, and the parties desire that all contracts, agreements and arrangements between Export and the Company or any of its subsidiaries be terminated prior to the Merger without any liability on the part of the Company or any such subsidiary; and

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                WHEREAS as a condition to their willingness to enter into the Merger Agreement, Parent and Sub have requested that the Shareholders and Export enter into this Agreement.

                NOW, THEREFORE, to induce Parent and Sub to enter into, and in consideration of their entering into, the Merger Agreement, and in consideration of the premises and the representations, warranties and agreements contained herein, the parties agree as follows:

        1.      Representations and Warranties of the Shareholders. Each Shareholder hereby represents and warrants to Parent and Sub as follows:

(a) Authority. Such Shareholder has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by such Shareholder, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary action on the part of such Shareholder. This Agreement has been duly executed and delivered by such Shareholder and, assuming the due authorization, execution and delivery by each of Parent and Sub, constitutes a valid and binding obligation of such Shareholder enforceable against such Shareholder in accordance with its terms, except to the extent enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights generally or by general principles governing the availability of equitable remedies. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time or both) under, any provision of any trust agreement, partnership agreement, loan or credit agreement, note, bond, mortgage, indenture, license, lease, contract, agreement or other instrument, permit, concession, franchise, judgment, order, writ, injunction, decree, law, statute, rule or regulation applicable to such Shareholder or to any of its property or assets (including the Owned Shares), or any provision of the Second Restated and Amended Articles of Incorporation, as amended, or Bylaws of the Company. Except for consents, approvals, authorizations and filings as may be required under (i) the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or (ii) the provisions, rules and regulations of the National Association of Securities Dealers, Inc. (the “NASD”), no filing or registration with, or consent or approval of, any domestic (federal or state), foreign or supranational court, governmental body, regulatory agency, authority, commission, tribunal or securities exchange is required by or with respect to such Shareholder in connection with the execution and delivery of this Agreement or the consummation by such Shareholder of the transactions contemplated hereby.

(b) The Owned or Controlled Shares. Such Shareholder beneficially owns (within the meaning of Rule 13d-3 under the Exchange Act) and has good and valid title to, or otherwise controls the voting of (with respect to the matters referred to herein), the number and kind of Owned Shares and Controlled Shares, as the case may be, set forth opposite such Shareholder’s name on SCHEDULE A, free and clear of any security interests, liens, claims, pledges, mortgages, options, rights of first refusal, agreements, charges or other encumbrances whatsoever (“Liens”). Except for this Agreement, no

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proxies or powers of attorney have been granted by such Shareholder or any other person with respect to the Owned or Controlled Shares that will remain in effect after the execution of this Agreement and that would conflict or be inconsistent with this Agreement. Except for this Agreement, no voting arrangement with respect to the matters referred to herein (including voting agreement or voting trust) affecting the Owned or Controlled Shares of such Shareholder shall remain in effect after the execution of this Agreement.

(c) The Company’s Representations. To the knowledge of such Shareholder, the representations and warranties of the Company set forth in Article III of the Merger Agreement are true and correct. This representation and warranty shall not survive the Effective Time of the Merger. The sole remedy of Parent and Sub against any Shareholder or Export for any breach of this representation and warranty shall be a right to terminate this Agreement prior to the Effective Time of the Merger, and Export shall have no remedy for any such breach.

        2.      Representations and Warranties of Export. Export hereby represents and warrants to Parent and Sub as follows:

(a) Authority. Export has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Export, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of Export. This Agreement has been duly executed and delivered by Export and, assuming the due authorization, execution and delivery by each of Parent and Sub, constitutes a valid and binding obligation of Export enforceable against Export in accordance with its terms, except to the extent enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws affecting creditors’ rights generally or by general principles governing the availability of equitable remedies. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time or both) under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, license, lease, contract, agreement or other instrument, permit, concession, franchise, judgment, order, writ, injunction, decree, law, statute, rule or regulation applicable to Export or to any of its property or assets, or any provision of the Articles of Incorporation or Bylaws of Export. No filing or registration with, or consent or approval of, any domestic (federal or state), foreign or supranational court, governmental body, regulatory agency, authority, commission, tribunal or securities exchange is required by or with respect to Export in connection with the execution and delivery of this Agreement or the consummation by Export of the transactions contemplated hereby.

(b) Assets; Agreements. Export has no assets and the shares of the capital stock of Export have a fair market value not greater than $100,000. All contracts, agreements or arrangements between Export and the Company or any of its Subsidiaries (as defined in the Merger Agreement) may be terminated prior to the Effective Time (as defined in the Merger Agreement) without any liability on the part of the Company or its Subsidiaries.

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        3.      Representations and Warranties of Parent and Sub. Parent and Sub hereby represent and warrant to the Shareholders as follows:

(a) Authority. Each of Parent and Sub has all requisite corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance of this Agreement by Parent and Sub, and the consummation of the transactions contemplated hereby, have been duly authorized by all necessary corporate action on the part of Parent and Sub. This Agreement has been duly executed and delivered by Parent and Sub and, assuming the due authorization, execution and delivery by each of the Shareholders and Export, constitutes a valid and binding obligation of Parent and Sub enforceable in accordance with its terms, except to the extent enforceability may be limited by applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting creditors’ rights generally or by general principles governing the availability of equitable remedies. The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the terms hereof will not, conflict with, or result in any violation of or default (with or without notice or lapse of time or both) under, any provision of any loan or credit agreement, note, bond, mortgage, indenture, license, lease, contract, agreement or other instrument, permit, concession, franchise, judgment, order, writ, injunction, decree, law, statute, rule or regulation applicable to Parent or Sub or to any of the property or assets of Parent or Sub, or any provision of the charter or bylaws of Parent or Sub, other than conflicts, violations or defaults that, individually or in the aggregate, will not have a material adverse effect on Parent’s and Sub’s ability to consummate the transactions contemplated by this Agreement or the enforceability of this Agreement. Except for consents, approvals, authorizations and filings as may be required under (i) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the EC Merger Regulation (as defined in the Merger Agreement) and other antitrust related statutes in various jurisdictions, the Exchange Act or the Securities Act of 1933, as amended, or (ii) the provisions, rules and regulations under or of any state or Canadian provincial securities statute or the NASD, the New York Stock Exchange, Inc. or The Toronto Stock Exchange, no filing or registration with, or authorization, consent or approval of, any domestic (federal or state), foreign or supranational court, governmental body, regulatory agency, authority, commission, tribunal or securities exchange is required by or with respect to Parent or Sub in connection with the execution and delivery of this Agreement by Parent and Sub or the consummation by Parent and Sub of the transactions contemplated hereby.

        4.      Covenants of the Shareholders; Irrevocable Proxy. Until the earlier of (i) the Effective Time or (ii) the termination of this Agreement as specified in Section 8, each Shareholder agrees as follows:

(a) At any meeting of shareholders of the Company called to vote upon the Merger and the Merger Agreement or at any adjournment thereof or in any other circumstances upon which a vote, consent or other approval with respect to the Merger

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and the Merger Agreement is sought, such Shareholder shall vote (or cause to be voted) all shares of Company Common Stock that it owns or has voting control over in favor of the Merger, the approval of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement.

(b) At any meeting of shareholders of the Company or at any adjournment thereof or in any other circumstances upon which the Shareholders’ vote, consent or other approval is sought, such Shareholder shall vote (or cause to be voted) all shares of Company Common Stock that it owns or has voting control over against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Company or any other Takeover Proposal (as defined below), (ii) unless otherwise directed by Parent, any amendment of the Company’s Second Restated and Amended Articles of Incorporation, as amended, or Bylaws or other proposal or transaction involving the Company or any of its Subsidiaries, other than as contemplated by Section 4(a), or (iii) any action or agreement which would result in a breach of any representation, warranty or covenant of the Company set forth in the Merger Agreement.

(c) Such Shareholder agrees not to (i) Transfer or Otherwise Dispose of (as defined below), or enter into any arrangement with respect thereto, any of its Owned or Controlled Shares to any person other than Sub or Sub’s designee or (ii) except for this Agreement, enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to its Owned or Controlled Shares. For purposes of this Agreement, “Transfer or Otherwise Dispose of” means any sale, exchange, conversion (including any conversion of Company Class B Common Stock into Company Class A Common Stock), redemption, assignment, gift, grant of a security interest, pledge or other encumbrance, or the establishment of any voting trust or other agreement or arrangement with respect to the transfer of voting rights or any other beneficial interests in the Company Common Stock, the creation of any other claim thereto or any other transfer or disposition whatsoever (including involuntary sales, exchanges, transfers or other dispositions as a result of a Takeover Proposal or otherwise, and whether or not for cash or other consideration) affecting the right, title, interest or possession in, to or of the Company Common Stock.

(d) Such Shareholder shall not, nor shall it authorize (and shall use all reasonable efforts not to permit) any of its financial advisors, attorneys or other advisers, representatives or agents to, (i) solicit, initiate or actively encourage the submission of any Takeover Proposal, (ii) enter into any agreement with respect to or approve or recommend any Takeover Proposal or (iii) participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal. For purposes of this Agreement, “Takeover Proposal” means any proposal for a merger, sale or other disposition of all or a substantial portion of the assets of, or other business combination or recapitalization or similar transaction involving, the Company or any of its Subsidiaries or any proposal or offer to acquire in any manner, directly or indirectly, an equity interest in excess of 5% of the Company Common Stock or voting securities of the Company or any of its Subsidiaries, other than the transactions contemplated by the Merger Agreement.

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(e) Such Shareholder promptly (but in no event later than 48 hours after the event) shall advise Parent orally and in writing of (i) any Takeover Proposal or any inquiry or communication with respect to or which could reasonably be expected to lead to any Takeover Proposal which such Shareholder shall have been approached or solicited by any person with respect to, (ii) the material terms of such Takeover Proposal (including a copy of any written proposal that is available to such Shareholder) and (iii) the identity of the person or persons making any such Takeover Proposal, inquiry or communication.

(f) Such Shareholder hereby irrevocably appoints Parent as the attorney and proxy of such Shareholder, with full power of substitution, to vote all Owned or Controlled Shares that such Shareholder is entitled to vote at any meeting of shareholders of the Company (whether annual or special and whether or not an adjourned or postponed meeting), only with respect to the matters set forth in, and in accordance with the terms of, Sections 4(a) and 4(b); provided that in any such vote pursuant to such proxy, Parent shall not have the right (and such proxy shall not confer the right) to vote to modify or amend the Merger Agreement to reduce the rights or benefits of the Company or any shareholders of the Company under the Merger Agreement or to reduce the obligations of Parent thereunder. THIS PROXY AND POWER OF ATTORNEY IS IRREVOCABLE AND COUPLED WITH AN INTEREST. Such Shareholder hereby revokes, effective upon the execution and delivery of this Agreement, all other proxies and powers of attorney with respect to Owned or Controlled Shares that such Shareholder may have heretofore appointed or granted, and no subsequent proxy or power of attorney (except in furtherance of such Shareholder’s obligations under Section 4(a)) shall be given or written consent executed (and if given or executed, shall not be effective) by such Shareholder with respect thereto so long as this Agreement remains in effect. Such Shareholder shall forward to Parent and Sub any proxy cards that such Shareholder receives with respect to the Merger.

(g) Each Shareholder agrees not to, without the prior written consent of Parent, sell, transfer, convey, pledge, gift or otherwise dispose (collectively, “Dispose”) of any Parent Shares after the Closing Date (as defined in the Merger Agreement) except in accordance with this Section 4(g) or as permitted by Section 4(h). Each Shareholder may at any time and from time to time after the Closing Date Dispose of not more than that number of Parent Shares which, together with all other Parent Shares Disposed of by such Shareholder after the Closing Date, equals the product of (x) the number of weeks that have then elapsed since the Closing Date (with any fraction of a week deemed to be a whole week) times (y) 25,000 Parent Shares. This Section 4(g) shall terminate and be of no further force or effect automatically upon the Company having the right to terminate the Merger Agreement pursuant to Section 7.1(h) thereof (regardless of whether such right is exercised).

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(h) Each Shareholder may Dispose of all or any portion of the Parent Shares owned by it:

(i)	to an “affiliate” of such Shareholder (as defined in Rule 405 promulgated under the Securities Act), and any such affiliate may thereafter Dispose of such Parent Shares back to such Shareholder;

(ii)	for estate or tax planning purposes, (A) to members of such Shareholder’s Family or trusts or other entities controlled solely by such Shareholder and members of such Shareholder’s Family or (B) to any person meeting the requirements of Section 501(c)(3) of the Internal Revenue Code of 1986, as amended;

(iii)	to Parent or any of its Subsidiaries (as defined in the Merger Agreement) or any other person approved by Parent; or

(iv)	as a result of the death of such Shareholder;

provided, however, that, prior to a Shareholder Disposing of any Parent Shares to any transferee permitted by clauses (i), (ii) or (iv) of this Section 4(h), such permitted transferee agrees in writing to be bound by this Agreement as if he, she or it were such Shareholder.

        5.       Covenants of Export. Export agrees that it shall cause each contract, agreement or arrangement between Export and the Company or any of its Subsidiaries to terminate, effective no later than immediately prior to the Effective Time, without any liability on the part of the Company or any such Subsidiary. Export further agrees that it shall execute such instruments to effectuate the foregoing and a general release of the Company and its Subsidiaries as counsel for Parent shall reasonably request.

        6.       Further Assurances. Each party will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further transfers, assignments, endorsements, consents and other instruments, including proxies, as any other party may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

        7.       Assignment. Neither this Agreement nor any of the rights or interests hereunder shall be assigned by any of the parties, nor shall any obligation hereunder be assumed by any other person, without the prior written consent of the other parties, except that Sub may assign, in its sole discretion, any or all of its rights and interests hereunder to, and Sub’s obligations hereunder may be assumed by, Parent or any wholly owned Subsidiary (as defined in the Merger Agreement) of Parent. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns and, in the case of any Shareholder that is an individual, the heirs, executors, administrators and other legal representatives of such Shareholder.

7

        8.       Termination. This Agreement shall terminate only upon a valid termination of the Merger Agreement pursuant to the terms of Section 7.1 thereof.

        9.       Shareholders’ Capacity. The parties hereto agree and acknowledge that each Shareholder does not make any agreement or understanding in his capacity as a director or officer of the Company or of Export. Each Shareholder has entered into this Agreement solely in his capacity as the record holder and/or beneficial owner of the Owned or Controlled Shares and nothing herein shall expand, limit or affect any actions taken by each Shareholder in his capacity as an officer or director of the Company or of Export.

        10.       General Provisions.

(a) Survival of Representations. No representation or warranty made by any party to this Agreement shall survive the Merger. The covenants made in Sections 4(g), 4(h) and 5 of this Agreement and the other agreements made by the parties to this Agreement shall survive the Merger and any termination of this Agreement notwithstanding any investigation at any time made by or on behalf of any party hereto.

(b) Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any court within the United States, this being in addition to any other remedy to which they are entitled at law or in equity.

(c) Expenses. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expense.

(d) Amendments. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

(e) Notice. All notices or other communications required or permitted hereunder shall be in writing and shall be deemed given or delivered (i) when delivered personally, (ii) if transmitted by fax when confirmation of transmission is received, or (iii) if sent by registered or certified mail, return receipt requested, or by private courier when received; and shall be addressed as follows:

(i)	if to Parent or Sub to it: In care of Magna International Inc. 337 Magna Drive Aurora, Ontario L4G 7K1 Canada Attention: President (with a separate copy to Corporate Secretary) Facsimile Nos.:

8

with a copy to:

Scott M. Freeman
Sidley Austin Brown & Wood LLP
(on or prior to July 4, 2002)
875 Third Avenue
New York, New York 10022
Facsimile No.: (212) 906-2021

(after July 4, 2002)
787 Seventh Avenue
New York, New York 10019
Facsimile No.: (212) 839-5599

(ii)	if to Export or the Shareholders, to:

Dwane Baumgardner
Donnelly Export Corporation
49 W. Third Street
Holland, MI 49423
and
Gerald T. McNieve
3222 Planthuest Road
Webster Grove, MO 63119

with a copy to:

Varnum, Riddering, Schmidt & Howlett LLP
Bridgewater Place
333 Bridgewater Street, N.W.
Post Office Box 352
Grand Rapids, Michigan 49501-0352
Attention: Daniel C. Molhoek
Facsimile No.: (616) 336-7000

or to such other address as such party may indicate by a notice delivered to the other parties hereto.

(f) Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Wherever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

9

(g) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more of the counterparts have been signed by each of the parties and delivered to the other parties, it being understood that each party need not sign the same counterpart.

(h) Entire Agreement; No Third-Party Beneficiaries. This Agreement (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

(i) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to any applicable conflicts of law.

..
(j) Waivers. Any term or provision of this Agreement may be waived, or the time for its performance may be extended, by the party or parties entitled to the benefit thereof. Any such waiver shall be validly and sufficiently given for the purposes of this Agreement if, as to any party, it is in writing signed by such party or an authorized representative of such party. The failure of any party hereto to enforce at any time any provision of this Agreement shall not be construed to be a waiver of such provision, nor in any way to affect the validity of this Agreement or any part hereof or the right of any party thereafter to enforce each and every such provision. No waiver of any breach of this Agreement shall be held to constitute a waiver of any other or subsequent breach.

10

                IN WITNESS WHEREOF, the parties have executed this Agreement or caused this Agreement to be signed by their respective officers thereunto duly authorized all as of the date first written above.

MAGNA INTERNATIONAL INC.

By:    /s/ Belinda Stronach
      Name: Belinda Stronach
      Title: President and CEO

By:    /s/ Vince Gallifi
      Name: Vince Gallifi
      Title: Executive VP and CFO

MAGNA MIRRORS ACQUISITION CORP.

By    /s/ William J. Biggar
      Name: William J. Biggar
      Title: Executive VP, Office of the CEO

By:    /s/ Jeff Palmer
      Name: Jeff Palmer
      Title: Executive VP

DONNELLY EXPORT CORPORATION

By:    /s/ Kevin L. Brown
      Name:   Kevin L. Brown
Title: President

11

[SHAREHOLDER]

By:    /s/ Gerald T. McNeive, Jr.
Name: Gerald T. McNeive, Jr.
Title: Co-Trustee
Louise Hohmann McNeive
Living Trust U/A DTD 7/3/91

[SHAREHOLDER]

By:    /s/ Louise Hohmann McNeive
Name: Louise Hohmann McNeive
Title: Co-Trustee
Louise Hohmann McNeive
Living Trust U/A DTD 7/3/91

[SHAREHOLDER]

By:    /s/ Louise Hohmann McNeive
Name: Louise Hohmann McNeive
Title: Custodian for
Gerald T. McNeive, III
Michael Louis McNeive

[SHAREHOLDER]

By:    /s/ Anne H. Copps
Name: Anne H. Copps
Title:

[SHAREHOLDER]

By:  /s/ Jane H. Krahmer    /s/ Charles A. Krahmer
Name: Jane H. Krahmer, Charles A. Krahmer
Title: Trustees of the Jane H. Krahmer
1999 Revocable Trust U/A DTD 3/31/99

12

[SHAREHOLDER]

By:  /s/ Jane H. Krahmer    /s/ Charles A. Krahmer
Name: Jane H. Krahmer, Charles A. Krahmer
Title: Trustees of the Charles A. Krahmer
1999 Revocable Trust U/A DTD 3/31/99,
Pursuant to Power of Attorney and Proxy
dated June 18, 2002

[SHAREHOLDER]

By:    /s/ Thomas E. Leonard
Name: Thomas E. Leonard
Title: Director

[SHAREHOLDER]

By:    /s/ Jacqueline King Donnelly
Name: Jacqueline King Donnelly
Title:

[SHAREHOLDER]

By:    /s/ B. Patrick Donnelly, III
Name: B. Patrick Donnelly, III
Title:

[SHAREHOLDER]

By:    /s/ Cynthia B. Allen
Name: Cynthia B. Allen
Title: V.P. Huntington Bank
Trustee of the Bernard P. Donnelly Trust
UAD 1/24/75, as amended and restated

13

[SHAREHOLDER]

By:    /s/ Cynthia B. Allen
Name: Cynthia B. Allen
Title: V.P. Huntington Bank
Trustee of the Virginia N. Donnelly Trust
UAD 3/19/87

[SHAREHOLDER]

By:    /s/ Cynthia B. Allen
Name: Cynthia B. Allen
Title: V.P. Huntington Bank
Trustee of the Bernard and Virginia Donnelly
Unitrust UAD 11/16/93

[SHAREHOLDER]

By:    /s/ Fernande M. Pruden
Name: Fernande M. Pruden
Title:

[SHAREHOLDER]

By:    /s/ Katherine S. Donnelly
Name: Katherine S. Donnelly, Trustee
Title: Katherine S. Donnelly Trust U/A
DTD 12/16/81

[SHAREHOLDER]

By:    /s/ John Donnelly
Name: John Donnelly
Title:

14

[SHAREHOLDER] By: /s/ M. Susan Donnelly Name: M. Susan Donnelly Title:

15

SCHEDULE A

                                     Number of Owned or Controlled Shares

                                       Owned           Controlled            Owned           Controlled
                                      Class B            Class B            Class A            Class A
    Name of Shareholder            Common Stock       Common Stock       Common Stock       Common Stock
Louise Hohmann  McNeive and             273,815                  0             33,603                  0
Gerald  T.  McNeive,   Jr.,
Trustees   of  the   Louise
Hohmann    McNeive   Living
Trust U/A DTD 7/3/91

Jane   H.    Krahmer    and             218,353            145,000             65,492             33,413
Charles     A.     Krahmer,
Trustees  of  the  Jane  H.
Krahmer   1999    Revocable
Trust U/A DTD 3/31/99

Anne H.  Copps,  Trustee of             217,962            120,211             12,920             32,916
the  Anne  H.  Copps  Trust
U/A DTD 4/9/92

B. Patrick Donnelly, III                 77,147            460,570             29,422             76,883

Huntington Bank,  Successor              76,517                  0                 62                  0
Trustee of the  Virginia N.
Donnelly   Trust   U/A  DTD
1/12/79

Huntington Bank,  Successor             218,329                  0              9,585                  0
Trustee  of the  Bernard P.
Donnelly   Trust   U/A  DTD
1/24/75

Huntington Bank,  Successor                   0                  0              1,000                  0
Trustee  of the  Bernard P.
Donnelly  and  Virginia  N.
Donnelly   Trust   U/A  DTD
11/16/93

Katherine   S.    Donnelly,             197,301            519,082            140,928            377,979
Trustee  of  the  Katherine
S.  Donnelly  Trust U/A DTD
12/16/81

John Donnelly, Jr.                      107,739                  0             91,012                  0

M. Susan Donnelly                        90,149                  0             63,098                  0

Thomas Leonard                           81,590                  0             16,750                  0

Fernande Pruden                         282,547            163,337            201,820            116,539

                TOTAL:                1,841,449          1,408,200            665,692            637,730

Exhibit 99.2

POWER OF ATTORNEY AND PROXY

        The MARGARET DONNELLY MARTINEAU DESCENDANTS TRUST U/A DTD 2/16/73 (“Shareholder”), hereby appoints FERNANDE M. PRUDEN (“Representative”) as Shareholder’s attorney in fact, and grants Representative an irrevocable power of attorney, to execute on Shareholder’s behalf a shareholder agreement among other shareholders of Donnelly Corporation (“Company”) and others, dealing with any proposed transfer of control of the Company for a target price in cash or exchange value of stock (subject to upward and downward adjustments) of at least $28.00 per share of Common Stock (the “Shareholder Agreement”).

        Shareholder hereby grants Representative an irrevocable proxy to vote all beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) shares (“Owned Shares”) of Company that Shareholder is entitled to vote at any meeting of shareholders of Company (whether annual or special and whether or not an adjourned or postponed meeting), only with respect to the matters set forth in and in accordance with the terms of the Shareholder Agreement; provided, however, that in any such vote pursuant to such proxy, Representative shall not have the right (and such proxy shall not confer the right) to vote to reduce the rights or benefits of Company or any shareholders of Company under any agreement or to reduce the obligations therein of any other party thereto.

        THIS POWER OF ATTORNEY AND PROXY IS IRREVOCABLE AND COUPLED WITH AN INTEREST. Shareholder hereby revokes, effective upon the execution and delivery of this Power of Attorney and Proxy, all other powers of attorney and proxies (except as set forth in the Shareholder Agreement or with respect to the execution and filing of a Schedule 13D) with respect to Owned Shares of Shareholder that Shareholder may have heretofore appointed or granted, and no subsequent proxy or power of attorney (except as set forth in the Shareholder Agreement or with respect to the execution and filing of a Schedule 13D) shall be given or written consent executed (and if given or executed, shall not be effective) by such Shareholder with respect thereto so long as the Shareholder Agreement remains in effect. All rights granted to Representative under this Power of Attorney and Proxy are granted to Representative with full power of substitution and with full power to appoint a third party to exercise any or all of Representative’s powers hereunder.

        Shareholder agrees not to (i) Transfer or Otherwise Dispose of, or enter into any arrangement with respect thereto, any of its Owned Shares to any person other than as may be permitted by the Shareholder Agreement, or (ii) except for this Power of Attorney and Proxy and the Shareholder Agreement, enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to its Owned Shares. “Transfer or Otherwise Dispose of” means any sale, exchange, conversion (including any conversion of Company Class B Common Stock into Class A Common Stock), redemption assignment, gift, grant of a security interest, pledge or other encumbrance, or the establishment of any voting trust or other agreement or arrangement with respect to the transfer of voting rights or any other beneficial interest in Company Common Stock, the creation of any other claim thereto or any other transfer or disposition whatsoever affecting the right, title interest or possession in, to or of the Company Common Stock

        Notwithstanding any other provision hereof, delivery of this Power of Attorney and Proxy shall not be deemed to be effective until the Company has received the opinion of Salomon Smith Barney, as referred to in Section 3.21 of the Merger Agreement related to the transaction referenced above (the “Merger Agreement”).

        Notwithstanding any other provision hereof, this Power of Attorney and Proxy may be terminated by Shareholder if the Merger Agreement is terminated.

        Shareholder has executed this Proxy and Power of Attorney on this 21st day of June, 2002.

SHAREHOLDER

MARGARET DONNELLY MARTINEAU DESCENDANTS
TRUST U/A DTD 2/16/73

By:	/s/ Bonnie S. Kopp Bonnie S. Kopp, the Vice President of Bank One Trust Company, N.A., its Trustee

POWER OF ATTORNEY AND PROXY

        JOAN ELIZABETH DONNELLY (“Shareholder”), hereby appoints the KATHERINE S. DONNELLY TRUST U/A DTD 12/16/81 (“Representative”) as Shareholder’s attorney in fact, and grants Representative an irrevocable power of attorney, to execute on Shareholder’s behalf a shareholder agreement among other shareholders of Donnelly Corporation (“Company”) and others, dealing with any proposed transfer of control of the Company for a target price in cash or exchange value of stock (subject to upward and downward adjustments) of at least $28.00 per share of Common Stock (the “Shareholder Agreement”).

        Shareholder hereby grants Representative an irrevocable proxy to vote all beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) shares (“Owned Shares”) of Company that Shareholder is entitled to vote at any meeting of shareholders of Company (whether annual or special and whether or not an adjourned or postponed meeting), only with respect to the matters set forth in and in accordance with the terms of the Shareholder Agreement; provided, however, that in any such vote pursuant to such proxy, Representative shall not have the right (and such proxy shall not confer the right) to vote to reduce the rights or benefits of Company or any shareholders of Company under any agreement or to reduce the obligations therein of any other party thereto.

        THIS POWER OF ATTORNEY AND PROXY IS IRREVOCABLE AND COUPLED WITH AN INTEREST. Shareholder hereby revokes, effective upon the execution and delivery of this Power of Attorney and Proxy, all other powers of attorney and proxies (except as set forth in the Shareholder Agreement or with respect to the execution and filing of a Schedule 13D) with respect to Owned Shares of Shareholder that Shareholder may have heretofore appointed or granted, and no subsequent proxy or power of attorney (except as set forth in the Shareholder Agreement or with respect to the execution and filing of a Schedule 13D) shall be given or written consent executed (and if given or executed, shall not be effective) by such Shareholder with respect thereto so long as the Shareholder Agreement remains in effect. All rights granted to Representative under this Power of Attorney and Proxy are granted to Representative with full power of substitution and with full power to appoint a third party to exercise any or all of Representative’s powers hereunder.

        Shareholder agrees not to (i) Transfer or Otherwise Dispose of, or enter into any arrangement with respect thereto, any of its Owned Shares to any person other than as may be permitted by the Shareholder Agreement, or (ii) except for this Power of Attorney and Proxy and the Shareholder Agreement, enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to its Owned Shares. “Transfer or Otherwise Dispose of” means any sale, exchange, conversion (including any conversion of Company Class B Common Stock into Class A Common Stock), redemption assignment, gift, grant of a security interest, pledge or other encumbrance, or the establishment of any voting trust or other agreement or arrangement with respect to the transfer of voting rights or any other beneficial interest in Company Common Stock, the creation of any other claim thereto or any other transfer or disposition whatsoever affecting the right, title interest or possession in, to or of the Company Common Stock

        Shareholder has executed this Proxy and Power of Attorney on this 20th day of June, 2002.

SHAREHOLDER

/s/ Joan Elizabeth Donnelly JOAN ELIZABETH DONNELLY

POWER OF ATTORNEY AND PROXY

        CATHERINE ANNE COPPS-HELDT (“Shareholder”), hereby appoints the ANNE H. COPPS TRUST U/A DTD 4/9/92 (“Representative”) as Shareholder’s attorney in fact, and grants Representative an irrevocable power of attorney, to execute on Shareholder’s behalf a shareholder agreement among other shareholders of Donnelly Corporation (“Company”) and others, dealing with any proposed transfer of control of the Company for a target price in cash or exchange value of stock (subject to upward and downward adjustments) of at least $28.00 per share of Common Stock (the “Shareholder Agreement”).

        Shareholder hereby grants Representative an irrevocable proxy to vote all beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) shares (“Owned Shares”) of Company that Shareholder is entitled to vote at any meeting of shareholders of Company (whether annual or special and whether or not an adjourned or postponed meeting), only with respect to the matters set forth in and in accordance with the terms of the Shareholder Agreement; provided, however, that in any such vote pursuant to such proxy, Representative shall not have the right (and such proxy shall not confer the right) to vote to reduce the rights or benefits of Company or any shareholders of Company under any agreement or to reduce the obligations therein of any other party thereto.

        THIS POWER OF ATTORNEY AND PROXY IS IRREVOCABLE AND COUPLED WITH AN INTEREST. Shareholder hereby revokes, effective upon the execution and delivery of this Power of Attorney and Proxy, all other powers of attorney and proxies (except as set forth in the Shareholder Agreement or with respect to the execution and filing of a Schedule 13D) with respect to Owned Shares of Shareholder that Shareholder may have heretofore appointed or granted, and no subsequent proxy or power of attorney (except as set forth in the Shareholder Agreement or with respect to the execution and filing of a Schedule 13D) shall be given or written consent executed (and if given or executed, shall not be effective) by such Shareholder with respect thereto so long as the Shareholder Agreement remains in effect. All rights granted to Representative under this Power of Attorney and Proxy are granted to Representative with full power of substitution and with full power to appoint a third party to exercise any or all of Representative’s powers hereunder.

        Shareholder agrees not to (i) Transfer or Otherwise Dispose of, or enter into any arrangement with respect thereto, any of its Owned Shares to any person other than as may be permitted by the Shareholder Agreement, or (ii) except for this Power of Attorney and Proxy and the Shareholder Agreement, enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to its Owned Shares. “Transfer or Otherwise Dispose of” means any sale, exchange, conversion (including any conversion of Company Class B Common Stock into Class A Common Stock), redemption assignment, gift, grant of a security interest, pledge or other encumbrance, or the establishment of any voting trust or other agreement or arrangement with respect to the transfer of voting rights or any other beneficial interest in Company Common Stock, the creation of any other claim thereto or any other transfer or disposition whatsoever affecting the right, title interest or possession in, to or of the Company Common Stock

        Shareholder has executed this Proxy and Power of Attorney on this 19 day of June, 2002.

SHAREHOLDER

/s/ Catherine Anne Copps-Heldt CATHERINE ANNE COPPS-HELDT

POWER OF ATTORNEY AND PROXY

        MOIRA DONNELLY (“Shareholder”), hereby appoints BERNARD PATRICK DONNELLY III (“Representative”) as Shareholder’s attorney in fact, and grants Representative an irrevocable power of attorney, to execute on Shareholder’s behalf a shareholder agreement among other shareholders of Donnelly Corporation (“Company”) and others, dealing with any proposed transfer of control of the Company for a target price in cash or exchange value of stock (subject to upward and downward adjustments) of at least $28.00 per share of Common Stock (the “Shareholder Agreement”).

        Shareholder hereby grants Representative an irrevocable proxy to vote all beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) shares (“Owned Shares”) of Company that Shareholder is entitled to vote at any meeting of shareholders of Company (whether annual or special and whether or not an adjourned or postponed meeting), only with respect to the matters set forth in and in accordance with the terms of the Shareholder Agreement; provided, however, that in any such vote pursuant to such proxy, Representative shall not have the right (and such proxy shall not confer the right) to vote to reduce the rights or benefits of Company or any shareholders of Company under any agreement or to reduce the obligations therein of any other party thereto.

        THIS POWER OF ATTORNEY AND PROXY IS IRREVOCABLE AND COUPLED WITH AN INTEREST. Shareholder hereby revokes, effective upon the execution and delivery of this Power of Attorney and Proxy, all other powers of attorney and proxies (except as set forth in the Shareholder Agreement or with respect to the execution and filing of a Schedule 13D) with respect to Owned Shares of Shareholder that Shareholder may have heretofore appointed or granted, and no subsequent proxy or power of attorney (except as set forth in the Shareholder Agreement or with respect to the execution and filing of a Schedule 13D) shall be given or written consent executed (and if given or executed, shall not be effective) by such Shareholder with respect thereto so long as the Shareholder Agreement remains in effect. All rights granted to Representative under this Power of Attorney and Proxy are granted to Representative with full power of substitution and with full power to appoint a third party to exercise any or all of Representative’s powers hereunder.

        Shareholder agrees not to (i) Transfer or Otherwise Dispose of, or enter into any arrangement with respect thereto, any of its Owned Shares to any person other than as may be permitted by the Shareholder Agreement, or (ii) except for this Power of Attorney and Proxy and the Shareholder Agreement, enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to its Owned Shares. “Transfer or Otherwise Dispose of” means any sale, exchange, conversion (including any conversion of Company Class B Common Stock into Class A Common Stock), redemption assignment, gift, grant of a security interest, pledge or other encumbrance, or the establishment of any voting trust or other agreement or arrangement with respect to the transfer of voting rights or any other beneficial interest in Company Common Stock, the creation of any other claim thereto or any other transfer or disposition whatsoever affecting the right, title interest or possession in, to or of the Company Common Stock

        Shareholder has executed this Proxy and Power of Attorney on this 18 day of June, 2002.

SHAREHOLDER

/s/ Moira Donnelly MOIRA DONNELLY

POWER OF ATTORNEY AND PROXY

        STEPHEN JOSEPH DONNELLY (“Shareholder”), hereby appoints BERNARD PATRICK DONNELLY III (“Representative”) as Shareholder’s attorney in fact, and grants Representative an irrevocable power of attorney, to execute on Shareholder’s behalf a shareholder agreement among other shareholders of Donnelly Corporation (“Company”) and others, dealing with any proposed transfer of control of the Company for a target price in cash or exchange value of stock (subject to upward and downward adjustments) of at least $28.00 per share of Common Stock (the “Shareholder Agreement”).

        Shareholder hereby grants Representative an irrevocable proxy to vote all beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) shares (“Owned Shares”) of Company that Shareholder is entitled to vote at any meeting of shareholders of Company (whether annual or special and whether or not an adjourned or postponed meeting), only with respect to the matters set forth in and in accordance with the terms of the Shareholder Agreement; provided, however, that in any such vote pursuant to such proxy, Representative shall not have the right (and such proxy shall not confer the right) to vote to reduce the rights or benefits of Company or any shareholders of Company under any agreement or to reduce the obligations therein of any other party thereto.

        THIS POWER OF ATTORNEY AND PROXY IS IRREVOCABLE AND COUPLED WITH AN INTEREST. Shareholder hereby revokes, effective upon the execution and delivery of this Power of Attorney and Proxy, all other powers of attorney and proxies (except as set forth in the Shareholder Agreement or with respect to the execution and filing of a Schedule 13D) with respect to Owned Shares of Shareholder that Shareholder may have heretofore appointed or granted, and no subsequent proxy or power of attorney (except as set forth in the Shareholder Agreement or with respect to the execution and filing of a Schedule 13D) shall be given or written consent executed (and if given or executed, shall not be effective) by such Shareholder with respect thereto so long as the Shareholder Agreement remains in effect. All rights granted to Representative under this Power of Attorney and Proxy are granted to Representative with full power of substitution and with full power to appoint a third party to exercise any or all of Representative’s powers hereunder.

        Shareholder agrees not to (i) Transfer or Otherwise Dispose of, or enter into any arrangement with respect thereto, any of its Owned Shares to any person other than as may be permitted by the Shareholder Agreement, or (ii) except for this Power of Attorney and Proxy and the Shareholder Agreement, enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to its Owned Shares. “Transfer or Otherwise Dispose of” means any sale, exchange, conversion (including any conversion of Company Class B Common Stock into Class A Common Stock), redemption assignment, gift, grant of a security interest, pledge or other encumbrance, or the establishment of any voting trust or other agreement or arrangement with respect to the transfer of voting rights or any other beneficial interest in Company Common Stock, the creation of any other claim thereto or any other transfer or disposition whatsoever affecting the right, title interest or possession in, to or of the Company Common Stock

        Shareholder has executed this Proxy and Power of Attorney on this 21st day of June, 2002.

SHAREHOLDER

/s/ Stephen Joseph Donnelly STEPHEN JOSEPH DONNELLY

POWER OF ATTORNEY AND PROXY

        MICHAEL NAGHTEN DONNELLY (“Shareholder”), hereby appoints BERNARD PATRICK DONNELLY III (“Representative”) as Shareholder’s attorney in fact, and grants Representative an irrevocable power of attorney, to execute on Shareholder’s behalf a shareholder agreement among other shareholders of Donnelly Corporation (“Company”) and others, dealing with any proposed transfer of control of the Company for a target price in cash or exchange value of stock (subject to upward and downward adjustments) of at least $28.00 per share of Common Stock (the “Shareholder Agreement”).

        Shareholder hereby grants Representative an irrevocable proxy to vote all beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) shares (“Owned Shares”) of Company that Shareholder is entitled to vote at any meeting of shareholders of Company (whether annual or special and whether or not an adjourned or postponed meeting), only with respect to the matters set forth in and in accordance with the terms of the Shareholder Agreement; provided, however, that in any such vote pursuant to such proxy, Representative shall not have the right (and such proxy shall not confer the right) to vote to reduce the rights or benefits of Company or any shareholders of Company under any agreement or to reduce the obligations therein of any other party thereto.

        THIS POWER OF ATTORNEY AND PROXY IS IRREVOCABLE AND COUPLED WITH AN INTEREST. Shareholder hereby revokes, effective upon the execution and delivery of this Power of Attorney and Proxy, all other powers of attorney and proxies (except as set forth in the Shareholder Agreement or with respect to the execution and filing of a Schedule 13D) with respect to Owned Shares of Shareholder that Shareholder may have heretofore appointed or granted, and no subsequent proxy or power of attorney (except as set forth in the Shareholder Agreement or with respect to the execution and filing of a Schedule 13D) shall be given or written consent executed (and if given or executed, shall not be effective) by such Shareholder with respect thereto so long as the Shareholder Agreement remains in effect. All rights granted to Representative under this Power of Attorney and Proxy are granted to Representative with full power of substitution and with full power to appoint a third party to exercise any or all of Representative’s powers hereunder.

        Shareholder agrees not to (i) Transfer or Otherwise Dispose of, or enter into any arrangement with respect thereto, any of its Owned Shares to any person other than as may be permitted by the Shareholder Agreement, or (ii) except for this Power of Attorney and Proxy and the Shareholder Agreement, enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to its Owned Shares. “Transfer or Otherwise Dispose of” means any sale, exchange, conversion (including any conversion of Company Class B Common Stock into Class A Common Stock), redemption assignment, gift, grant of a security interest, pledge or other encumbrance, or the establishment of any voting trust or other agreement or arrangement with respect to the transfer of voting rights or any other beneficial interest in Company Common Stock, the creation of any other claim thereto or any other transfer or disposition whatsoever affecting the right, title interest or possession in, to or of the Company Common Stock

        Shareholder has executed this Proxy and Power of Attorney on this 19 day of June, 2002.

SHAREHOLDER

/s/ Michael N. Donnelly MICHAEL NAGHTEN DONNELLY

POWER OF ATTORNEY AND PROXY

        The BERNARD P. DONNELLY DESCENDANTS TRUST U/A DTD 2/3/73 (“Shareholder”), hereby appoints BERNARD PATRICK DONNELLY III (“Representative”) as Shareholder’s attorney in fact, and grants Representative an irrevocable power of attorney, to execute on Shareholder’s behalf a shareholder agreement among other shareholders of Donnelly Corporation (“Company”) and others, dealing with any proposed transfer of control of the Company for a target price in cash or exchange value of stock (subject to upward and downward adjustments) of at least $28.00 per share of Common Stock (the “Shareholder Agreement”).

        Shareholder hereby grants Representative an irrevocable proxy to vote all beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) shares (“Owned Shares”) of Company that Shareholder is entitled to vote at any meeting of shareholders of Company (whether annual or special and whether or not an adjourned or postponed meeting), only with respect to the matters set forth in and in accordance with the terms of the Shareholder Agreement; provided, however, that in any such vote pursuant to such proxy, Representative shall not have the right (and such proxy shall not confer the right) to vote to reduce the rights or benefits of Company or any shareholders of Company under any agreement or to reduce the obligations therein of any other party thereto.

        THIS POWER OF ATTORNEY AND PROXY IS IRREVOCABLE AND COUPLED WITH AN INTEREST. Shareholder hereby revokes, effective upon the execution and delivery of this Power of Attorney and Proxy, all other powers of attorney and proxies (except as set forth in the Shareholder Agreement or with respect to the execution and filing of a Schedule 13D) with respect to Owned Shares of Shareholder that Shareholder may have heretofore appointed or granted, and no subsequent proxy or power of attorney (except as set forth in the Shareholder Agreement or with respect to the execution and filing of a Schedule 13D) shall be given or written consent executed (and if given or executed, shall not be effective) by such Shareholder with respect thereto so long as the Shareholder Agreement remains in effect. All rights granted to Representative under this Power of Attorney and Proxy are granted to Representative with full power of substitution and with full power to appoint a third party to exercise any or all of Representative’s powers hereunder.

        Shareholder agrees not to (i) Transfer or Otherwise Dispose of, or enter into any arrangement with respect thereto, any of its Owned Shares to any person other than as may be permitted by the Shareholder Agreement, or (ii) except for this Power of Attorney and Proxy and the Shareholder Agreement, enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to its Owned Shares. “Transfer or Otherwise Dispose of” means any sale, exchange, conversion (including any conversion of Company Class B Common Stock into Class A Common Stock), redemption assignment, gift, grant of a security interest, pledge or other encumbrance, or the establishment of any voting trust or other agreement or arrangement with respect to the transfer of voting rights or any other beneficial interest in Company Common Stock, the creation of any other claim thereto or any other transfer or disposition whatsoever affecting the right, title interest or possession in, to or of the Company Common Stock

        Shareholder has executed this Proxy and Power of Attorney on this 19th day of June, 2002.

SHAREHOLDER

BERNARD P. DONNELLY DESCENDANTS TRUST
U/A DTD 2/3/73

By:	/s/ Andrew F. Saewart Andrew F. Saewart, the Trustee, of Fifth Third Bank, its Trustee
By:	/s/ Bernard Patrick Donnelly, III, Trustee Bernard Patrick Donnelly, III, Trustee

POWER OF ATTORNEY AND PROXY

        The JOHN F. DONNELLY TRUST U/A DTD 12/18/72 (“Shareholder”), hereby appoints the KATHERINE S. DONNELLY TRUST U/A DTD 12/16/81 (“Representative”) as Shareholder’s attorney in fact, and grants Representative an irrevocable power of attorney, to execute on Shareholder’s behalf a shareholder agreement among other shareholders of Donnelly Corporation (“Company”) and others, dealing with any proposed transfer of control of the Company for a target price in cash or exchange value of stock (subject to upward and downward adjustments) of at least $28.00 per share of Common Stock (the “Shareholder Agreement”).

        Shareholder hereby grants Representative an irrevocable proxy to vote all beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) shares (“Owned Shares”) of Company that Shareholder is entitled to vote at any meeting of shareholders of Company (whether annual or special and whether or not an adjourned or postponed meeting), only with respect to the matters set forth in and in accordance with the terms of the Shareholder Agreement; provided, however, that in any such vote pursuant to such proxy, Representative shall not have the right (and such proxy shall not confer the right) to vote to reduce the rights or benefits of Company or any shareholders of Company under any agreement or to reduce the obligations therein of any other party thereto.

        THIS POWER OF ATTORNEY AND PROXY IS IRREVOCABLE AND COUPLED WITH AN INTEREST. Shareholder hereby revokes, effective upon the execution and delivery of this Power of Attorney and Proxy, all other powers of attorney and proxies (except as set forth in the Shareholder Agreement or with respect to the execution and filing of a Schedule 13D) with respect to Owned Shares of Shareholder that Shareholder may have heretofore appointed or granted, and no subsequent proxy or power of attorney (except as set forth in the Shareholder Agreement or with respect to the execution and filing of a Schedule 13D) shall be given or written consent executed (and if given or executed, shall not be effective) by such Shareholder with respect thereto so long as the Shareholder Agreement remains in effect. All rights granted to Representative under this Power of Attorney and Proxy are granted to Representative with full power of substitution and with full power to appoint a third party to exercise any or all of Representative’s powers hereunder.

        Shareholder agrees not to (i) Transfer or Otherwise Dispose of, or enter into any arrangement with respect thereto, any of its Owned Shares to any person other than as may be permitted by the Shareholder Agreement, or (ii) except for this Power of Attorney and Proxy and the Shareholder Agreement, enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to its Owned Shares. “Transfer or Otherwise Dispose of” means any sale, exchange, conversion (including any conversion of Company Class B Common Stock into Class A Common Stock), redemption assignment, gift, grant of a security interest, pledge or other encumbrance, or the establishment of any voting trust or other agreement or arrangement with respect to the transfer of voting rights or any other beneficial interest in Company Common Stock, the creation of any other claim thereto or any other transfer or disposition whatsoever affecting the right, title interest or possession in, to or of the Company Common Stock

        Notwithstanding any other provision hereof, delivery of this Power of Attorney and Proxy shall not be effective or irrevocable and the Representative shall not vote the Owned Shares until the Company has received the opinion of Solomon Smith Barney, as referred to in Section 3.21 of the Merger Agreement related to the transaction referenced above (the “Merger Agreement”), which opinion has not been withdrawn or modified.

        Notwithstanding any other provision hereof, this Power of Attorney may be terminated by Shareholder if the Merger Agreement is terminated.

        Shareholder has executed this Proxy and Power of Attorney on this 21st day of June, 2002.

SHAREHOLDER

JOHN F. DONNELLY TRUST U/A DTD 12/18/72

By:	/s/ Bonnie S. Kopp Bonnie S. Kopp, the Vice President of Bank One Trust Company, N.A., its Trustee

POWER OF ATTORNEY AND PROXY

        The JOHN F. DONNELLY RESIDUAL TRUST U/A DTD 12/16/81 (“Shareholder”), hereby appoints the KATHERINE S. DONNELLY TRUST U/A DTD 12/16/81 (“Representative”) as Shareholder’s attorney in fact, and grants Representative an irrevocable power of attorney, to execute on Shareholder’s behalf a shareholder agreement among other shareholders of Donnelly Corporation (“Company”) and others, dealing with any proposed transfer of control of the Company for a target price in cash or exchange value of stock (subject to upward and downward adjustments) of at least $28.00 per share of Common Stock (the “Shareholder Agreement”).

        Shareholder hereby grants Representative an irrevocable proxy to vote all beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) shares (“Owned Shares”) of Company that Shareholder is entitled to vote at any meeting of shareholders of Company (whether annual or special and whether or not an adjourned or postponed meeting), only with respect to the matters set forth in and in accordance with the terms of the Shareholder Agreement; provided, however, that in any such vote pursuant to such proxy, Representative shall not have the right (and such proxy shall not confer the right) to vote to reduce the rights or benefits of Company or any shareholders of Company under any agreement or to reduce the obligations therein of any other party thereto.

        THIS POWER OF ATTORNEY AND PROXY IS IRREVOCABLE AND COUPLED WITH AN INTEREST. Shareholder hereby revokes, effective upon the execution and delivery of this Power of Attorney and Proxy, all other powers of attorney and proxies (except as set forth in the Shareholder Agreement or with respect to the execution and filing of a Schedule 13D) with respect to Owned Shares of Shareholder that Shareholder may have heretofore appointed or granted, and no subsequent proxy or power of attorney (except as set forth in the Shareholder Agreement or with respect to the execution and filing of a Schedule 13D) shall be given or written consent executed (and if given or executed, shall not be effective) by such Shareholder with respect thereto so long as the Shareholder Agreement remains in effect. All rights granted to Representative under this Power of Attorney and Proxy are granted to Representative with full power of substitution and with full power to appoint a third party to exercise any or all of Representative’s powers hereunder.

        Shareholder agrees not to (i) Transfer or Otherwise Dispose of, or enter into any arrangement with respect thereto, any of its Owned Shares to any person other than as may be permitted by the Shareholder Agreement, or (ii) except for this Power of Attorney and Proxy and the Shareholder Agreement, enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to its Owned Shares. “Transfer or Otherwise Dispose of” means any sale, exchange, conversion (including any conversion of Company Class B Common Stock into Class A Common Stock), redemption assignment, gift, grant of a security interest, pledge or other encumbrance, or the establishment of any voting trust or other agreement or arrangement with respect to the transfer of voting rights or any other beneficial interest in Company Common Stock, the creation of any other claim thereto or any other transfer or disposition whatsoever affecting the right, title interest or possession in, to or of the Company Common Stock

        Notwithstanding any other provision hereof, delivery of this Power of Attorney and Proxy shall not be effective or irrevocable and the Representative shall not vote the Owned Shares until the Company has received the opinion of Solomon Smith Barney, as referred to in Section 3.21 of the Merger Agreement related to the transaction referenced above (the “Merger Agreement”), which opinion has not been withdrawn or modified.

        Notwithstanding any other provision hereof, this Power of Attorney may be terminated by Shareholder if the Merger Agreement is terminated.

        Shareholder has executed this Proxy and Power of Attorney on this 21st day of June, 2002.

SHAREHOLDER

JOHN F. DONNELLY RESIDUAL TRUST U/A DTD 12/16/81

By:	/s/ Bonnie S. Kopp Bonnie S. Kopp, the Vice President of Bank One Trust Company, N.A., its Trustee

POWER OF ATTORNEY AND PROXY

        The Charles A. Krahmer 1999 Revocable Trust U/A dated 3/31/99 (“Shareholder”), hereby appoints The Jane H. Krahmer 1999 Revocable Trust, U/A dated 3/31/99 (“Representative”) as Shareholder’s attorney in fact, and grants Representative an irrevocable power of attorney, to execute on Shareholder’s behalf a shareholder agreement among other shareholders of Donnelly Corporation (“Company”) and others, dealing with any proposed transfer of control of the Company for a target price in cash or exchange value of stock (subject to upward and downward adjustments) of at least $28.00 per share of Common Stock (the “Shareholder Agreement”).

        Shareholder hereby grants Representative an irrevocable proxy to vote all beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) shares (“Owned Shares”) of Company that Shareholder is entitled to vote at any meeting of shareholders of Company (whether annual or special and whether or not an adjourned or postponed meeting), only with respect to the matters set forth in and in accordance with the terms of the Shareholder Agreement; provided, however, that in any such vote pursuant to such proxy, Representative shall not have the right (and such proxy shall not confer the right) to vote to reduce the rights or benefits of Company or any shareholders of Company under any agreement or to reduce the obligations therein of any other party thereto.

        THIS POWER OF ATTORNEY AND PROXY IS IRREVOCABLE AND COUPLED WITH AN INTEREST. Shareholder hereby revokes, effective upon the execution and delivery of this Power of Attorney and Proxy, all other powers of attorney and proxies (except as set forth in the Shareholder Agreement or with respect to the execution and filing of a Schedule 13D) with respect to Owned Shares of Shareholder that Shareholder may have heretofore appointed or granted, and no subsequent proxy or power of attorney (except as set forth in the Shareholder Agreement or with respect to the execution and filing of a Schedule 13D) shall be given or written consent executed (and if given or executed, shall not be effective) by such Shareholder with respect thereto so long as the Shareholder Agreement remains in effect. All rights granted to Representative under this Power of Attorney and Proxy are granted to Representative with full power of substitution and with full power to appoint a third party to exercise any or all of Representative’s powers hereunder.

        Shareholder agrees not to (i) Transfer or Otherwise Dispose of, or enter into any arrangement with respect thereto, any of its Owned Shares to any person other than as may be permitted by the Shareholder Agreement, or (ii) except for this Power of Attorney and Proxy and the Shareholder Agreement, enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to its Owned Shares. “Transfer or Otherwise Dispose of” means any sale, exchange, conversion (including any conversion of Company Class B Common Stock into Class A Common Stock), redemption assignment, gift, grant of a security interest, pledge or other encumbrance, or the establishment of any voting trust or other agreement or arrangement with respect to the transfer of voting rights or any other beneficial interest in Company Common Stock, the creation of any other claim thereto or any other transfer or disposition whatsoever affecting the right, title interest or possession in, to or of the Company Common Stock

        Shareholder has executed this Proxy and Power of Attorney on this 18 day of June, 2002.

SHAREHOLDER [If shareholder is an individual]		SHAREHOLDER [If Shareholder is an entity or a trust]
By:	/s/ Jane H. Krahmer Its: Trustee, of the Charles A. Krahmer 1999 Revocable Trust U/A DTD 3/31/99	By:	/s/ Charles A. Krahmer Its: Trustee, of the Charles A. Krahmer 1999 Revocable Trust U/A DTD 3/31/99

POWER OF ATTORNEY AND PROXY

        JUDITH CLARE DONNELLY (“Shareholder”), hereby appoints BERNARD PATRICK DONNELLY III (“Representative”) as Shareholder’s attorney in fact, and grants Representative an irrevocable power of attorney, to execute on Shareholder’s behalf a shareholder agreement among other shareholders of Donnelly Corporation (“Company”) and others, dealing with any proposed transfer of control of the Company for a target price in cash or exchange value of stock (subject to upward and downward adjustments) of at least $28.00 per share of Common Stock (the “Shareholder Agreement”).

        Shareholder hereby grants Representative an irrevocable proxy to vote all beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) shares (“Owned Shares”) of Company that Shareholder is entitled to vote at any meeting of shareholders of Company (whether annual or special and whether or not an adjourned or postponed meeting), only with respect to the matters set forth in and in accordance with the terms of the Shareholder Agreement; provided, however, that in any such vote pursuant to such proxy, Representative shall not have the right (and such proxy shall not confer the right) to vote to reduce the rights or benefits of Company or any shareholders of Company under any agreement or to reduce the obligations therein of any other party thereto.

        THIS POWER OF ATTORNEY AND PROXY IS IRREVOCABLE AND COUPLED WITH AN INTEREST. Shareholder hereby revokes, effective upon the execution and delivery of this Power of Attorney and Proxy, all other powers of attorney and proxies (except as set forth in the Shareholder Agreement or with respect to the execution and filing of a Schedule 13D) with respect to Owned Shares of Shareholder that Shareholder may have heretofore appointed or granted, and no subsequent proxy or power of attorney (except as set forth in the Shareholder Agreement or with respect to the execution and filing of a Schedule 13D) shall be given or written consent executed (and if given or executed, shall not be effective) by such Shareholder with respect thereto so long as the Shareholder Agreement remains in effect. All rights granted to Representative under this Power of Attorney and Proxy are granted to Representative with full power of substitution and with full power to appoint a third party to exercise any or all of Representative’s powers hereunder.

        Shareholder agrees not to (i) Transfer or Otherwise Dispose of, or enter into any arrangement with respect thereto, any of its Owned Shares to any person other than as may be permitted by the Shareholder Agreement, or (ii) except for this Power of Attorney and Proxy and the Shareholder Agreement, enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to its Owned Shares. “Transfer or Otherwise Dispose of” means any sale, exchange, conversion (including any conversion of Company Class B Common Stock into Class A Common Stock), redemption assignment, gift, grant of a security interest, pledge or other encumbrance, or the establishment of any voting trust or other agreement or arrangement with respect to the transfer of voting rights or any other beneficial interest in Company Common Stock, the creation of any other claim thereto or any other transfer or disposition whatsoever affecting the right, title interest or possession in, to or of the Company Common Stock

        Shareholder has executed this Proxy and Power of Attorney on this 18th day of June, 2002.

SHAREHOLDER

/s/ Judith Clare Donnelly JUDITH CLARE DONNELLY

POWER OF ATTORNEY AND PROXY

         MONICA DONNELLY (“Shareholder”), hereby appoints BERNARD PATRICK DONNELLY III (“Representative”) as Shareholder’s attorney in fact, and grants Representative an irrevocable power of attorney, to execute on Shareholder’s behalf a shareholder agreement among other shareholders of Donnelly Corporation (“Company”) and others, dealing with any proposed transfer of control of the Company for a target price in cash or exchange value of stock (subject to upward and downward adjustments) of at least $28.00 per share of Common Stock (the “Shareholder Agreement”).

        Shareholder hereby grants Representative an irrevocable proxy to vote all beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) shares (“Owned Shares”) of Company that Shareholder is entitled to vote at any meeting of shareholders of Company (whether annual or special and whether or not an adjourned or postponed meeting), only with respect to the matters set forth in and in accordance with the terms of the Shareholder Agreement; provided, however, that in any such vote pursuant to such proxy, Representative shall not have the right (and such proxy shall not confer the right) to vote to reduce the rights or benefits of Company or any shareholders of Company under any agreement or to reduce the obligations therein of any other party thereto.

        THIS POWER OF ATTORNEY AND PROXY IS IRREVOCABLE AND COUPLED WITH AN INTEREST. Shareholder hereby revokes, effective upon the execution and delivery of this Power of Attorney and Proxy, all other powers of attorney and proxies (except as set forth in the Shareholder Agreement or with respect to the execution and filing of a Schedule 13D) with respect to Owned Shares of Shareholder that Shareholder may have heretofore appointed or granted, and no subsequent proxy or power of attorney (except as set forth in the Shareholder Agreement or with respect to the execution and filing of a Schedule 13D) shall be given or written consent executed (and if given or executed, shall not be effective) by such Shareholder with respect thereto so long as the Shareholder Agreement remains in effect. All rights granted to Representative under this Power of Attorney and Proxy are granted to Representative with full power of substitution and with full power to appoint a third party to exercise any or all of Representative’s powers hereunder.

        Shareholder agrees not to (i) Transfer or Otherwise Dispose of, or enter into any arrangement with respect thereto, any of its Owned Shares to any person other than as may be permitted by the Shareholder Agreement, or (ii) except for this Power of Attorney and Proxy and the Shareholder Agreement, enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to its Owned Shares. “Transfer or Otherwise Dispose of” means any sale, exchange, conversion (including any conversion of Company Class B Common Stock into Class A Common Stock), redemption assignment, gift, grant of a security interest, pledge or other encumbrance, or the establishment of any voting trust or other agreement or arrangement with respect to the transfer of voting rights or any other beneficial interest in Company Common Stock, the creation of any other claim thereto or any other transfer or disposition whatsoever affecting the right, title interest or possession in, to or of the Company Common Stock

        Shareholder has executed this Proxy and Power of Attorney on this 21 day of June, 2002.

SHAREHOLDER

/s/ Monica Donnelly MONICA DONNELLY

POWER OF ATTORNEY AND PROXY

        THOMAS HOHMANN COPPS (“Shareholder”), hereby appoints the ANNE H. COPPS TRUST U/A DTD 4/9/92 (“Representative”) as Shareholder’s attorney in fact, and grants Representative an irrevocable power of attorney, to execute on Shareholder’s behalf a shareholder agreement among other shareholders of Donnelly Corporation (“Company”) and others, dealing with any proposed transfer of control of the Company for a target price in cash or exchange value of stock (subject to upward and downward adjustments) of at least $28.00 per share of Common Stock (the “Shareholder Agreement”).

        Shareholder hereby grants Representative an irrevocable proxy to vote all beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) shares (“Owned Shares”) of Company that Shareholder is entitled to vote at any meeting of shareholders of Company (whether annual or special and whether or not an adjourned or postponed meeting), only with respect to the matters set forth in and in accordance with the terms of the Shareholder Agreement; provided, however, that in any such vote pursuant to such proxy, Representative shall not have the right (and such proxy shall not confer the right) to vote to reduce the rights or benefits of Company or any shareholders of Company under any agreement or to reduce the obligations therein of any other party thereto.

        THIS POWER OF ATTORNEY AND PROXY IS IRREVOCABLE AND COUPLED WITH AN INTEREST. Shareholder hereby revokes, effective upon the execution and delivery of this Power of Attorney and Proxy, all other powers of attorney and proxies (except as set forth in the Shareholder Agreement or with respect to the execution and filing of a Schedule 13D) with respect to Owned Shares of Shareholder that Shareholder may have heretofore appointed or granted, and no subsequent proxy or power of attorney (except as set forth in the Shareholder Agreement or with respect to the execution and filing of a Schedule 13D) shall be given or written consent executed (and if given or executed, shall not be effective) by such Shareholder with respect thereto so long as the Shareholder Agreement remains in effect. All rights granted to Representative under this Power of Attorney and Proxy are granted to Representative with full power of substitution and with full power to appoint a third party to exercise any or all of Representative’s powers hereunder.

        Shareholder agrees not to (i) Transfer or Otherwise Dispose of, or enter into any arrangement with respect thereto, any of its Owned Shares to any person other than as may be permitted by the Shareholder Agreement, or (ii) except for this Power of Attorney and Proxy and the Shareholder Agreement, enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to its Owned Shares. “Transfer or Otherwise Dispose of” means any sale, exchange, conversion (including any conversion of Company Class B Common Stock into Class A Common Stock), redemption assignment, gift, grant of a security interest, pledge or other encumbrance, or the establishment of any voting trust or other agreement or arrangement with respect to the transfer of voting rights or any other beneficial interest in Company Common Stock, the creation of any other claim thereto or any other transfer or disposition whatsoever affecting the right, title interest or possession in, to or of the Company Common Stock

        Shareholder has executed this Proxy and Power of Attorney on this 19th day of June, 2002.

SHAREHOLDER

/s/ Thomas Hohmann Copps THOMAS HOHMANN COPPS

POWER OF ATTORNEY AND PROXY

        Christine M. Pruden (“Shareholder”), hereby appoints Fernande M. Pruden (“Representative”) as Shareholder’s attorney in fact, and grants Representative an irrevocable power of attorney, to execute on Shareholder’s behalf a shareholder agreement among other shareholders of Donnelly Corporation (“Company”) and others, dealing with any proposed transfer of control of the Company for a target price in cash or exchange value of stock (subject to upward and downward adjustments) of at least $28.00 per share of Common Stock (the “Shareholder Agreement”). Shareholder further appoints Representative as Shareholder’s attorney in fact, and grants Representative an irrevocable power of attorney, to execute and deliver to Company any questionnaire related to a Schedule 13D to be filed in connection with the Shareholder Agreement and the actions contemplated hereby and thereby, and to authorize Company to execute and file with the Untied States Securities and Exchange Commission such a Schedule 13D, and all amendments thereto.

        Shareholder hereby grants Representative an irrevocable proxy to vote all beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) shares (“Owned Shares”) of Company that Shareholder is entitled to vote at any meeting of shareholders of Company (whether annual or special and whether or not an adjourned or postponed meeting), only with respect to the matters set forth in and in accordance with the terms of the Shareholder Agreement; provided, however, that in any such vote pursuant to such proxy, Representative shall not have the right (and such proxy shall not confer the right) to vote to reduce the rights or benefits of Company or any shareholders of Company under any agreement or to reduce the obligations therein of any other party thereto.

        THIS POWER OF ATTORNEY AND PROXY IS IRREVOCABLE AND COUPLED WITH AN INTEREST. Shareholder hereby revokes, effective upon the execution and delivery of this Power of Attorney and Proxy, all other powers of attorney and proxies (except as set forth in the Shareholder Agreement or with respect to the execution and filing of a Schedule 13D) with respect to Owned Shares of Shareholder that Shareholder may have heretofore appointed or granted, and no subsequent proxy or power of attorney (except as set forth in the Shareholder Agreement or with respect to the execution and filing of a Schedule 13D) shall be given or written consent executed (and if given or executed, shall not be effective) by such Shareholder with respect thereto so long as the Shareholder Agreement remains in effect. All rights granted to Representative under this Power of Attorney and Proxy are granted to Representative with full power of substitution and with full power to appoint a third party to exercise any or all of Representative’s powers hereunder.

        Shareholder agrees not to (i) Transfer or Otherwise Dispose of, or enter into any arrangement with respect thereto, any of its Owned Shares to any person other than as may be permitted by the Shareholder Agreement, or (ii) except for this Power of Attorney and Proxy and the Shareholder Agreement, enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to its Owned Shares. “Transfer or Otherwise Dispose of” means any sale, exchange, conversion (including any conversion of Company Class B Common Stock into Class A Common Stock), redemption assignment, gift, grant of a security interest, pledge or other encumbrance, or the establishment of any voting trust or other agreement or arrangement with respect to the transfer of voting rights or any other beneficial interest in Company Common Stock, the creation of any other claim thereto or any other transfer or disposition whatsoever affecting the right, title interest or possession in, to or of the Company Common Stock

        Shareholder has executed this Proxy and Power of Attorney on this 20 day of June, 2002.

SHAREHOLDER

/s/ Christine M. Pruden * Christine M. Pruden * Print or type name beneath signature

POWER OF ATTORNEY AND PROXY

        VINCENT BENJAMIN PRUDEN (“Shareholder”), hereby appoints FERNANDE MARIE PRUDEN (“Representative”) as Shareholder’s attorney in fact, and grants Representative an irrevocable power of attorney, to execute on Shareholder’s behalf a shareholder agreement among other shareholders of Donnelly Corporation (“Company”) and others, dealing with any proposed transfer of control of the Company for a target price in cash or exchange value of stock (subject to upward and downward adjustments) of at least $28.00 per share of Common Stock (the “Shareholder Agreement”). Shareholder further appoints Representative as Shareholder’s attorney in fact, and grants Representative an irrevocable power of attorney, to execute and deliver to Company any questionnaire related to a Schedule 13D to be filed in connection with the Shareholder Agreement and the actions contemplated hereby and thereby, and to authorize Company to execute and file with the Untied States Securities and Exchange Commission such a Schedule 13D, and all amendments thereto.

        Shareholder hereby grants Representative an irrevocable proxy to vote all beneficially owned (as defined in Rule 13d-3 under the Securities Exchange Act of 1934) shares (“Owned Shares”) of Company that Shareholder is entitled to vote at any meeting of shareholders of Company (whether annual or special and whether or not an adjourned or postponed meeting), only with respect to the matters set forth in and in accordance with the terms of the Shareholder Agreement; provided, however, that in any such vote pursuant to such proxy, Representative shall not have the right (and such proxy shall not confer the right) to vote to reduce the rights or benefits of Company or any shareholders of Company under any agreement or to reduce the obligations therein of any other party thereto.

        THIS POWER OF ATTORNEY AND PROXY IS IRREVOCABLE AND COUPLED WITH AN INTEREST. Shareholder hereby revokes, effective upon the execution and delivery of this Power of Attorney and Proxy, all other powers of attorney and proxies (except as set forth in the Shareholder Agreement or with respect to the execution and filing of a Schedule 13D) with respect to Owned Shares of Shareholder that Shareholder may have heretofore appointed or granted, and no subsequent proxy or power of attorney (except as set forth in the Shareholder Agreement or with respect to the execution and filing of a Schedule 13D) shall be given or written consent executed (and if given or executed, shall not be effective) by such Shareholder with respect thereto so long as the Shareholder Agreement remains in effect. All rights granted to Representative under this Power of Attorney and Proxy are granted to Representative with full power of substitution and with full power to appoint a third party to exercise any or all of Representative’s powers hereunder.

        Shareholder agrees not to (i) Transfer or Otherwise Dispose of, or enter into any arrangement with respect thereto, any of its Owned Shares to any person other than as may be permitted by the Shareholder Agreement, or (ii) except for this Power of Attorney and Proxy and the Shareholder Agreement, enter into any voting arrangement, whether by proxy, voting agreement, voting trust or otherwise, with respect to its Owned Shares. “Transfer or Otherwise Dispose of” means any sale, exchange, conversion (including any conversion of Company Class B Common Stock into Class A Common Stock), redemption assignment, gift, grant of a security interest, pledge or other encumbrance, or the establishment of any voting trust or other agreement or arrangement with respect to the transfer of voting rights or any other beneficial interest in Company Common Stock, the creation of any other claim thereto or any other transfer or disposition whatsoever affecting the right, title interest or possession in, to or of the Company Common Stock

        Shareholder has executed this Proxy and Power of Attorney on this 20 day of June, 2002.

SHAREHOLDER

/s/ Vincent Benjamin Pruden * VINCENT BENJAMIN PRUDEN * Print or type name beneath signature

Exhibit 99.3

        I appoint Lori Klokkert as my attorney-in-fact and grant her an irrevocable power of attorney, to execute and file with the Securities and Exchange Commission a Schedule 13D and any amendments thereto based upon the information provided in my questionnaire.

        I hereby execute this power of attorney and questionnaire as of June 24, 2002.

HUNTINGTON BANK, SUCCESSOR TRUSTEE OF THE VIRGINIA N. DONNELLY IRREV. TRUST UAD 3/19/87 By: /s/ Cynthia B. Allen Cynthia B. Allen Its: Vice President	HUNTINGTON BANK, SUCCESSOR TRUSTEE OF THE BERNARD P. DONNELLY TRUST U/A DTD 1/24/75 By: /s/ Cynthia B. Allen Cynthia B. Allen Its: Vice President
HUNTINGTON BANK, TRUSTEE OF THE BERNARD AND VIRGINIA DONNELLY UNITRUST UAD 11/16/93 By: /s/ Cynthia B. Allen Cynthia B. Allen Its: Vice President

        I hereby execute this power of attorney and questionnaire as of June 20, 2002.

LOUISE HOHMANN MCNEIVE LIVING TRUST U/A DTD 7/3/91 By: /s/ Louise Hohmann McNeive Louise Hohmann McNeive, Trustee By: /s/ Gerald T. McNeive, Jr. Gerald T. McNeive, Jr., Trustee

        I hereby execute this power of attorney and questionnaire as of June 18, 2002.

ANNE H. COPPS TRUST U/A DTD 4/9/92 By: /s/ Anne H. Copps Anne H. Copps, Trustee

        I hereby execute this power of attorney and questionnaire as of June 19, 2002.

/s/ Catherine Copps-Heldt Catherine Copps-Heldt

        I hereby execute this power of attorney and questionnaire as of June 19, 2002.

/s/ Thomas Hohmann Copps Thomas Hohmann Copps

        I hereby execute this power of attorney and questionnaire as of June 24, 2002.

JANE H. KRAHMER 1999 REVOCABLE LIVING TRUST U/A DTD 3/31/99 By: /s/ Jane H. Krahmer Jane H. Krahmer, Trustee By: /s/ Charles A. Krahmer Charles A. Krahmer, Trustee

        I hereby execute this power of attorney and questionnaire as of June 24, 2002.

CHARLES A. KRAHMER 1999 REVOCABLE LIVING TRUST U/A DTD 3/31/99 By: /s/ Charles A. Krahmer Charles A. Krahmer, Trustee By: /s/ Jane H. Krahmer Jane H. Krahmer, Trustee

        I hereby execute this power of attorney and questionnaire as of June 20, 2002.

KATHERINE S. DONNELLY TRUST U/A DTD 12/16/81 By: /s/ Katherine S. Donnelly Katherine S. Donnelly, Trustee

        I hereby execute this power of attorney and questionnaire as of June 20, 2002.

/s/ Joan Elizabeth Donnelly Joan Elizabeth Donnelly

        I hereby execute this power of attorney and questionnaire as of June 20, 2002.

/s/ M. Susan Donnelly M. Susan Donnelly

        I hereby execute this power of attorney and questionnaire as of June 20, 2002.

/s/ John Donnelly, Jr. John Donnelly, Jr.

        I hereby execute this power of attorney and questionnaire as of June 19, 2002.

/s/ Thomas E. Leonard Thomas E. Leonard

        I hereby execute this power of attorney and questionnaire as of June 20, 2002.

/s/ Fernande M. Pruden Fernande M. Pruden

        I hereby execute this power of attorney and questionnaire as of June 20, 2002.

/s/ Christine Marie Pruden Christine Marie Pruden

        I hereby execute this power of attorney and questionnaire as of June 20, 2002.

/s/ Fernande M. Pruden, POA for Vincent Benjamin Pruden

        I hereby execute this power of attorney and questionnaire as of June 19, 2002.

/s/ B. Patrick Donnelly, III B. Patrick Donnelly, III

        I hereby execute this power of attorney and questionnaire as of June 19, 2002.

/s/ Michael N. Donnelly Michael N. Donnelly

        I hereby execute this power of attorney and questionnaire as of June 18, 2002.

/s/ Moira Donnelly Moira Donnelly

        I hereby execute this power of attorney and questionnaire as of June 18, 2002.

/s/ Monica Donnelly Monica Donnelly

        I hereby execute this power of attorney and questionnaire as of June 21, 2002.

/s/ Stephen Joseph Donnelly Stephen Joseph Donnelly

        I hereby execute this power of attorney and questionnaire as of June 20, 2002.

/s/ Judith Clare Donnelly Judith Clare Donnelly /s/ Mehmet Y. Tulu Mehmet Y. Tulu

        I hereby execute this power of attorney and questionnaire as of June 19, 2002.

FIFTH-THIRD BANK, CO-TRUSTEE OF THE BERNARD P. DONNELLY DESCENDANTS TRUST U/A DTD 2/3/73 By: /s/ Andrew F. Saewert Andrew F. Saewert Its: Vice President

        I hereby execute this power of attorney and questionnaire as of June 20, 2002.

BANK ONE TRUST COMPANY, N.A., TRUSTEE
OF THE JOHN F. DONNELLY TRUST U/A DTD
12/18/72, CO-TRUSTEE OF THE JOHN F.
DONNELLY RESIDUAL TRUST U/A DTD 12/16/81
AND TRUSTEE OF THE MARGARET DONNELLY
MARTINEAU DESCENDANTS TRUST U/A DTD
2/16/73

By:    /s/ Bonnie S. Kopp
       Bonnie S. Kopp
Its: Vice President